
06012449

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL


BEST AVAILABLE COPY

REGISTRANT'S NAME Highveld Steel & Vanadium

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

**NEW ADDRESS ______________________

FILE NO. 82- 596 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dly

DATE: 4/12/06

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED



82-596
ARIS
12-31-05
RECEIVED
2006 APR 11 P 12:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Superior value for all stakeholders through global leadership in vanadium

Annual Report

TO CREATE SUPERIOR VALUE AND BENEFITS ON A SUSTAINABLE BASIS ACROSS COMMODITY CYCLES FOR ALL STAKEHOLDERS, BY DEVELOPING THE BUSINESS INTO THE WORLD'S LEADING VANADIUM PRODUCTS PRODUCER, CO-PRODUCING LOW COST NICHE MARKET STEEL PRODUCTS


HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

("Highveld" or "the Corporation")



Contents

Group salient information

for the years ended 31 December

		2005	2004
Revenue	Rm	**7 155**	5 036
Profit before interest and taxation	Rm	**3 016**	1 050
Headline earnings	Rm	**1 722**	866
Basic earnings per share	cents	**1 936.2**	757.8
Headline earnings per share	cents	**1 739.8**	880.8
Ordinary dividends per share – paid during current financial year	cents	**1 800**	140.0
Ordinary dividends per share – attributable to financial year profits – declared	cents	**1 880**	440.0
Special dividends from sale of Acerinox, S.A. shares and disposal of interest in Columbus Stainless (Proprietary) Limited – declared and paid	cents	**950**	–
Crude carbon steel production	tons	**874 920**	922 477
Total rolled product	tons	**683 969**	674 013
Vanadium slag production	tons	**66 750**	67 587
Vanadium oxide production (Vanchem)	kg	**9 617 694**	9 869 051
Ferrovanadium production	kg V	***8 564 687**	*8 753 536
Manganese alloys production	tons	**126 439**	152 160
Ferrosilicon production	tons	**42 656**	58 155
Number of employees at year-end		****3 808**	**3 804
Gross revenue per man year	R'000	****1 869**	**1 269.5
Net cash generated before interest and taxation paid	Rm	**2 746**	1 292

*Includes South Africa Japan Vanadium (Proprietary) Limited, Hochvanadium Holding AG and Vanchem
**Joint ventures excluded*

Headline earnings (cents/share)


116
225
66
119
26
258
55
881
1740
97
98
99
00
01
02
03
04
05

Ordinary dividends attributable to financial year profits (cents/share)


50
90
30
50
15
135
20
440
1880
97
98
99
00
01
02
03
04
05

Net worth (cents/share)


1743
1878
1925
1977
1457
1687
1665
2371
1336
97
98
99
00
01
02
03
04
05

Gross revenue per man year (R'000)


390
521
498
636
668
947
920
1270
1869
97
98
99
00
01
02
03
04
05

	2005 Rm	2004 Rm	2003 Rm	2002 Rm	2001 Rm	2000 Rm	1999 Rm	1998 Rm	1997 Rm	1996 Rm
Consolidated income statements										
Revenue	**7 155**	5 036	3 702	4 012	4 428	4 522	3 477	3 783	3 424	2 705
Profit/(loss) before taxation	**3 052**	1 058	80	362	(724)	56	(112)	294	101	67
Taxation (charge)/credit	**(1 136)**	(313)	(15)	(122)	241	32	168	(77)	10	2
Profit/(loss) attributable to Highveld shareholders	**1 916**	745	65	240	(483)	88	56	217	111	69
Headline earnings	**1 722**	866	54	252	25	116	64	219	111	65
Consolidated balance sheets										
Assets										
Property, plant and equipment	**1 571**	1 194	1 126	1 088	1 693	2 528	2 579	2 585	2 465	2 469
Investments	**107**	654	912	911	24	11	11	12	17	19
Current assets	**2 221**	1 881	1 121	1 299	2 264	1 949	1 744	2 179	1 478	1 321
Total assets	**3 899**	3 729	3 159	3 298	3 981	4 488	4 334	4 776	3 960	3 809
Equity and liabilities										
Shareholders' equity	**1 325**	2 337	1 629	1 649	1 422	1 928	1 874	1 827	1 696	1 581
Non-current liabilities	**386**	312	385	535	915	1 183	1 350	1 672	1 321	1 411
Current liabilities	**2 188**	1 080	1 145	1 114	1 644	1 377	1 110	1 277	943	817
Total equity and liabilities	**3 899**	3 729	3 159	3 298	3 981	4 488	4 334	4 776	3 960	3 809
Ratios and other salient information										
Net cash (outflow)/inflow	**(244)**	569	(327)	401	53	(39)	(424)	443	176	(39)
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	**3 248**	1 390	228	488	271	295	62	490	328	197
Interest cover (times)	**79.4**	25.6	1.5	6.7	0.6	1.1	n/a	2.6	1.6	2.1
Return on capital employed (ROCE) (%)	**176.3**	39.6	4.2	16.5	3.2	3.9	(2.5)	10.3	7.2	3.4
Earnings per share – basic (cents)	**1 936.2**	757.8	66.3	245.9	(494.3)	90.8	58.2	222.8	115.0	73.6
Headline earnings per share (cents)	**1 739.8**	880.8	55.0	258.4	25.9	118.6	66.1	225.3	115.9	68.8
Ordinary dividends per share – attributable to financial year profits – declared (cents)	**1 880.0**	440.0	20.0	135.0	15.0	50.0	30.0	90.0	50.0	35.0
Dividends per share – paid during current financial year (cents)	**2 750.0**	140.0	90.0	60.0	30.0	40.0	70.0	65.0	35.0	70.0
Dividend cover (times) – based on declared ordinary dividends	**1.0**	1.7	3.3	1.8	*1.7	1.8	1.9	2.5	2.3	2.1
Dividend cover (times) – based on paid ordinary dividends	**1.08**	5.4	0.7	4.1	0.9	2.3	0.8	3.4	3.3	1.1
Net worth (cents/share)	**1 336.5**	2 371.0	1 664.6	1 687.4	1 457.1	1 976.8	1 925.3	1 877.7	1 742.8	1 656.3
Ordinary shares in issue ('000)	**99 143**	98 553	97 914	97 736	97 591	97 558	97 345	97 309	97 302	95 449
Current ratio (%)	**1.02**	1.74	0.98	1.17	1.38	1.42	1.57	1.71	1.47	1.62
Quick ratio (%)	**0.57**	1.24	0.54	0.65	0.9	0.92	1.01	1.28	0.94	0.92
Short-term borrowings to shareholders' equity (%)	**50.1**	4.2	25.4	3.7	37.5	23.6	18.5	13.2	11.5	11.2
Net cash and cash equivalents/(Net borrowings) to shareholders' equity (%)	**(7.4)**	6.3	(26.0)	(5.9)	(35.0)	(28.6)	(27.3)	(4.8)	(31.4)	(44.8)
Total liabilities to shareholders' equity (%)	**194.2**	59.6	93.8	100.0	164.1	108.6	105.0	126.6	110.8	115.3
Number of employees at year-end**	**3 808**	3 804	3 938	4 192	4 729	4 829	5 157	5 808	6 458	6 533
Gross revenue per man year (R'000)**	**1 869.0**	1 269.5	919.7	946.6	667.5	636.3	497.7	521.3	390.4	313.8
Total steel revenue (Rm)	**2 562**	2 663	1 985	2 195	1,660	1 593	1 124	1 420	1 460	1 204
Gross value of exports (Rm)	**4 289**	2 559	1 935	1 856	2,504	2 775	1 958	2 185	1 735	1 287
Percentage of revenue	**59.9**	50.8	52.3	46.3	56.6	61.4	56.3	57.8	50.7	47.6

**Based on headline earnings*
***Joint Ventures excluded*

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Production (tons)										
Total ore mined	**2 068 635**	2 307 404	2 092 136	2 235 229	2 357 560	2 624 485	2 044 500	2 329 860	2 382 200	2 037 725
Hot metal	**787 589**	837 026	792 759	831 125	849 554	866 642	715 103	911 299	915 075	829 214
Vanadium slag	**66 750**	67 587	69 814	74 395	73 666	70 372	57 652	69 649	70 673	60 846
Vanadium oxide production (Vanchem) (kg)	**9 617 694**	9 869 051	10 084 201	8 814 092	8 231 200	8 238 416	6 874 091	7 007 463	6 655 752	5 205 050
Ferrovanadium production (kg V)*	**8 564 687**	8 753 536	7 827 914	7 285 180	7 635 859	7 387 497	7 544 039	6 911 091	1 825 347	1 160 707
Manganese alloys	**126 439**	152 160	151 944	170 099	154 159	157 143	140 310	119 323	150 099	117 388
Ferrosilicon	**42 656**	58 155	55 453	59 049	54 159	55 629	54 560	60 568	53 859	53 266
Carbonaceous products**	**94 034**	98 439	94 125	91 607	89 395	91 750	85 631	103 562	100 277	97 443
Continuously cast blocks:	**874 920**	922 477	877 405	951 921	935 760	947 588	797 489	984 680	1 027 431	932 935
– blooms	**369 888**	334 375	288 565	370 266	376 931	400 124	384 533	397 644	424 522	388 008
– slabs	**481 761**	457 179	410 477	438 615	399 845	431 213	378 566	432 233	439 617	401 239
– billets	**23 271**	130 923	178 363	143 040	158 984	116 251	34 390	154 803	163 292	143 688
Rolled products	**683 969**	674 013	578 035	701 087	653 723	711 743	657 761	721 888	756 135	680 313
– billets	**-**	–	–	–	2 426	–	–	–	–	–
– sections	**297 563**	281 743	236 016	313 083	312 815	339 970	322 901	339 786	370 299	331 302
– plate	**183 676**	181 144	164 877	186 996	208 520	158 458	152 577	192 956	212 159	187 480
– coils	**202 730**	211 126	177 142	201 008	129 962	213 315	182 283	189 146	173 677	161 531
Sales volumes of major products										
Total steel - tons	**735 307**	821 340	759 627	824 002	809 382	826 352	681 427	848 350	910 387	843 951
Vanadium pentoxide (Vanchem) – kg V_2O_5	**4 406 811**	4 365 985	3 251 033	1 411 776	972 756	1 714 295	968 829	1 443 743	1 938 011	577 533
Ferrovanadium and ferrovanadium nitride (Vanchem) – kg V	**1 749 762**	2 072 555	2 629 224	3 019 546	2 915 810	2 583 836	2 100 421	2 059 722	1 909 194	2 880 000
Weighted average selling prices achieved for major products										
Total steel – $/ton	**566**	500	342	251	239	276	268	298	344	347
Vanadium pentoxide (Vanchem) – $/kg V_2O_5	**35**	11	5	3	4	4	5	11	8	6
Ferrovanadium (Vanchem) – $/kg V	**59**	20	10	7	7	9	10	23	16	13
Average R/$ exchange rate**	**6.31**	6.42	7.80	10.38	8.62	6.96	6.18	5.66	4.66	4.15

**1996 and 1997 includes only Vanchem, from 1998 to 2002 Hochvanadium Holding AG is included. South Africa Japan Vanadium (Proprietary) Limited is included from 2003*

***Joint Ventures excluded*

Group history

1957 Minerals Engineering of Colorado opened a plant at Witbank designed to produce approximately 1.4 million kilograms of vanadium pentoxide annually.

1959 In November, Anglo American Corporation of South Africa Limited acquired a two-third share in Minerals Engineering.

1960 In August, the company's name was changed to Transvaal Vanadium Company (Proprietary) Limited. The Highveld Development Company Limited was established on 19 May 1960 to investigate the viability of processing titaniferous magnetite ore for the production of liquid pig iron and vanadium bearing slag.

1964 In November, the company embarked on a programme to build an integrated iron and steelworks near Witbank.

1965 The name of the company was changed to Highveld Steel and Vanadium Corporation Limited ("Highveld") on 11 June 1965.

1966 Transvaal Vanadium Company (Proprietary) Limited became a division of Highveld in August 1966 following the acquisition of the remaining shareholding. This resulted in Highveld becoming the largest vanadium producer in the world.

1976 Highveld acquired a 65 per cent share in Transalloys (Proprietary) Limited, a company producing manganese alloys.

1978 Highveld acquired the total issued share capital of Rand Carbide Limited, which had been founded in 1918 in Germiston. The plant moved to Witbank in 1926 and Rand Carbide now operates as a division of Highveld, producing ferrosilicon and various carbonaceous products.

1985 Highveld acquired the remaining 35 per cent interest in Transalloys (Proprietary) Limited, which was subsequently incorporated and now operates as a division of Highveld.
The Group acquired Rheem South Africa (Proprietary) Limited ("Rheem"), a company involved mainly in the manufacture of drums, pails and crown closures.

1991 The Group expanded its activities into stainless steel with the acquisition of the stainless steel operation of Middelburg Steel & Alloys (Proprietary) Limited in partnership with Samancor Limited resulting in the formation of the Columbus Joint Venture ("CJV").

1993 The partners in the CJV each sold a one-sixth share of the CJV to the Industrial Development Corporation in 1993.

1994 The South African vanadium producer, Transvaal Alloys (Proprietary) Limited was acquired in January.

1995 The new plant of CJV commenced production.

1998 Hochvanadium Holding AG, a wholly-owned subsidiary of Highveld, and its wholly-owned subsidiary Hochvanadium Handels GmbH commenced business in Austria on 1 December 1998 for the purpose of processing and selling vanadium products.

2002 Part of Rheem's assets were sold.
Highveld, with effect from 1 January 2002, disposed of 64 per cent of its interest in CJV, thereby retaining a 12 per cent interest in Columbus Stainless (Proprietary) Limited ("Columbus") and acquiring a 2.9 per cent interest in the share capital of Acerinox, S.A., a Spanish company listed on the Madrid stock exchange.

2003 The sale of the remainder of Rheem's assets took place.
The Corporation holds 50 per cent shareholding in South Africa Japan Vanadium (Proprietary) Limited which operates a plant situated at the steelworks producing ferrovanadium specifically for the Japanese market.

2005 Half the Acerinox, S.A. interest was sold on 7 January and the balance on 13 May together with the interest in Columbus.

OUR BUSINESS IS DRIVEN BY OUR PEOPLE
















1 GG Gomwe Chairman** **2 AJ de Nysschen** Chief Executive Officer*** **3 DD Barber**** **4 E Barnardo***** **5 I Botha****
6 L Boyd* **7 CB Brayshaw*** **8 CJ Colebank**** **9 A Harris**** **10 L Matteucci***** **11 NB Mbazima**** Alternate GF Young**
12 DR Motsepe (Ms)* **13 AJ Pienaar (Dr)***** **14 BJT Shongwe***

**Independent* ***Non-executive* ****Executive*

Non-executive directors:

David Duncan Barber (53)

CA, FCA (England and Wales), EDP (Wits), AMP (Harvard)

Dave spent 20 years with the Anglovaal Group and was Executive Director Finance at the time of its unbundling. In 2002 after a short tenure as Chief Financial Officer at Fedsure Holdings, he joined Anglo American South Africa Limited as Finance Director.

He is a director of Anglo American South Africa Limited and Anglo American Platinum Corporation Limited and also serves as non-executive director on the board of The Tongaat-Hulett Group.

Ian Botha (34)

BCom, CA (SA)

Ian joined Anglo American South Africa Limited in 1996 and after a short tenure with Lazard (Australia) in 2001 he rejoined Anglo American in 2001 as Vice President: Corporate Finance. He took up his current position as Chief Financial Officer of Anglo Ferrous Metals & Industries Division in December 2003.

He is also a director of The Tongaat-Hulett Group and sits on the Scaw Metals Group Divisional board. He is an alternate director of Samancor Limited and serves on the Anglo Ferrous Metals and Industries Executive Committee.

Leslie Boyd (68)

Chartered Engineer. Fellow of the Institute of Metallurgists (UK), Companion of The British Institute of Management

Leslie is non-executive Chairman of Datatec Limited and Imperial Holdings Limited.

He is a retired Executive Vice Chairman of Anglo American plc and Deputy Chairman of Anglo American Corporation of South Africa Limited.

Colin Bertram Brayshaw (70)

CA (SA), FCA (England and Wales)

Colin was a partner of various firms which today comprise Deloitte & Touche. During the last years in practice he was the managing partner of Deloitte & Touche followed by being its chairman.

Currently he serves as non-executive director on the boards of Coronation Investment and Trading Limited (chairman), AECI Limited, Anglogold Ashanti Limited, Anglo American Platinum Corporation Limited, Datatec Limited, Freestone Properties Limited (chairman), Johnnic Communications Limited and serves as either chairman or a member of all the above companies' audit committees.

Christopher John Colebank (56)

BCom, CA (SA)

Chris is a Senior Vice-President, Corporate Finance at Anglo American, which he joined in 1978. His service has been primarily in areas related to corporate finance and included secondments to Zambia and Brazil. He sits on the Scaw Metals Group Divisional board and is an alternate director of Samancor Limited.

Godfrey Gregory Gomwe (50)

BAcc, CA (Z), MBL (SA)

Godfrey is Chief Operating Officer of Anglo American South Africa Limited. He also chairs the boards of Anglo Zimele, Mondi South Africa and Anglo American Zimbabwe, and is a member of various Anglo American operating boards and executive committees. Previously, he was Chief Strategy Officer of Anglo American South Africa Limited.

Anthony Harris (61)

MSc (Mat Sci), MBL (SA), MIM and C Eng.

Tony is Executive Chairman of the Scaw Metals Group, a division of Anglo Operation Limited. He joined the group in 1970, undertaking a variety of plant management roles, including a four-year deployment to Scaw's operation in Zambia. He was appointed Technical Director in 1984 and Managing Director in 1988 and assumed his current position in 1989.

Norman Bloe Mbazima (47)
Fellow of the Association of Chartered Certified Accountants and Zambian Institute of Chartered Accountants.

Norman is Chief Financial Officer of Anglo Coal Division, responsible for financial and strategy aspects of operations in South Africa, Australia, Colombia, Venezuela, England and China. His experience includes working 17 years at Deloitte Zambia, of which eleven years were at partnership level.

Daphne Ramaisela Motsepe (48)
Baccalareus Rationis (University of the North), MBA (De Montfort University, UK)

Daphne was amongst others Deputy Managing Director and Business Loans Manager, Get Ahead Foundation; Regional Finance Executive, National Sorghum Breweries, General Manager, Emalahleni, National Sorghum Breweries; Group Compensation & Benefits Manager, Engen and Executive Director, Women's Development Banking. She served on the SA Post Office Group in different capacities and is currently Managing Executive of Flexi Banking Services at ABSA.

Bheki James Themba Shongwe (50)
BA (Econ), MBA, ACIS, FCIBM

Bheki is Managing Director of Metrobus (Proprietary) Limited, after serving as deputy managing director of Fleet Africa (Proprietary) Limited. He is the founder chairman of Matsamo Global Investment Holdings (Proprietary) Limited, and he is non-executive director of African Bank Investments Limited, Sabvest Limited, Air Traffic and Navigation Services Limited.

Executive directors:

Ebenhaezer Barnardo (58)
MSc (Met Eng) (Pta)

Eben joined Highveld as Assistant Manager of the Steel Plant in 1974, and has moved through the ranks to his present position as Executive Director responsible for the Steelworks.

He is a member of SAIMM, I.O.D. and the SAISI Council.

André Johannes de Nysschen (56)
BSc (Eng) Mech (Wits), MBL (Unisa), Government Certificates of Competency for Mines and Works and Factories

André was appointed CEO of Highveld in November 2003. His career started at Boart Hardmetals, as junior production assistant, from where he moved to the General Mining Group at Buffelsfontein Gold Mine as project engineer and progressed to assistant resident engineer.

In 1983 he joined Murray and Roberts Limited as managing director of an industrial company in the group. After holding various executive positions, he was appointed to the board of Murray and Roberts Holdings. In 2003, prior to joining the Corporation, he was director and CEO of Steinhoff Africa, an international furniture manufacturer and distributor.

Luigi Matteucci (52)
BCom (Wits), CTA (Wits), CA (SA)

Luigi obtained a BCom degree at Wits University in 1978 and a CTA at the same institution in 1979 and qualified as a chartered accountant in 1980.

After serving articles at Coopers and Lybrand he joined Highveld in 1981.

Allit Johan Pienaar (59)
BSc (Eng) Elec., MSc (Eng) Elec, PhD (RAU) Government Certificate of Competency Factories Electrical and Registered Professional Engineer

Johan was awarded an Anglo American Scholarship in 1966. He started his career with Highveld on 8 December 1969 and currently holds the position of Executive Director responsible for the Vanadium and Alloy Operations and IT.

He obtained BSc (Eng) Elec (1969) in electrical engineering and MSc (Eng) Elec (1973) in electrical control systems. In 1980 he completed a PhD through RAU in association with a number of overseas universities.

Operational management


1


2


3


4


5


6


7


8


9


10


11


12


13


14


15


16


17

1 **AJ de Nysschen*** Chief Executive Officer 2 **E Barnardo*** Executive Director and General Manager, Steelworks
3 **AJ Pienaar (Dr)*** Executive Director and General Manager, Vanadium and Ferro-alloy Operations and Information Technology
4 **L Matteucci*** Executive Director and General Manager, Finance 5 **JS de Klerk** Works Manager, Flat Products 6 **A Diener** Company Secretary
7 **JA Ellwood** General Marketing and Sales Manager 8 **SN Mafoane** Group Human Resources Manager 9 **JMG Menendez** Works Manager, Structural Mill 10 **AJS Nel** General Manager, Rand Carbide 11 **EA Oehmen*** General Manager, Vanadium, SAJV and Vanadium Smelter
12 **JB Price** Works Manager, Mining and Ironmaking 13 **JW Swanepoel** Works Manager, Steel Plant 14 **J Theiss*** Manager, Group SHEQ
15 **SH van Niekerk** General Manager, Transalloys 16 **G van der Walt** Engineering Manager, Steelworks
17 **R Wolar** Manager, Human Capital and Organisational Development

**Executive committee*

Products and markets



Mapochs mine
Roossenekal
Titaniferous Magnetite Ore
Fines ore
Vanchem
Witbank
Ferrovanadium, Vanadium Pentoxide and Chemicals
Lumpy ore
Vanadium slag
Iron plant
Witbank
Portion of Electrode Paste
Liquid iron
Rand Carbide
Witbank
Ferrosilicon, Calcined Anthracite, Char and Electrode Paste
Portion of Ferro-silicon
Steel plant
Witbank
Billets, Blooms, Slabs and Vanadium slag
Transalloys
Witbank
Refined Ferromanganese and Silicomanganese
Vanadium slag
Cast steel
Mills
Witbank
Structural Sections, Coil and Plate
Rolled steel
Markets and Customers



1 Canada
2 USA
3 Mexico
4 Peru
5 Brazil
6 Argentina
7 UK
8 Netherlands
9 Belgium
10 Germany
11 Austria
12 Spain
13 Turkey
14 Iran
15 Qatar
16 UAE
17 Saudi Arabia
18 Israel
19 Ghana
20 Nigeria
21 Ethiopia
22 Kenya
23 Democratic Republic of the Congo
24 Tanzania
25 Zambia
26 Zimbabwe
27 Mauritius
28 China
29 South Korea
30 Japan
31 Taiwan
32 India
33 Singapore
34 Indonesia
35 Australia

Major export markets (Analysis based on port of discharge)	% of export revenue
Austria	47
Australia and Asia	21
Netherlands	12
USA	7
United Kingdom	6
Canada	3
Nigeria	1
Columbia	1
Other	2

Sales volume of major products	**Unit**	**2005**	2004
Total steel	tons	**735 307**	821 340
Vanadium pentoxide (Vanchem)	kg V_2O_5	**4 406 811**	4 365 985
Ferrovanadium and ferrovanadium nitride (Vanchem)	kg V	**1 749 762**	2 072 555

Weighted average selling prices achieved for major products			
Total steel	$/ton	**566**	500
Vanadium pentoxide (Vanchem)	$/kg V_2O_5	**35**	11
Ferrovanadium (Vanchem)	$/kg V	**59**	20
Average R/$ exchange rate		**6.31**	6.43

Regional Exports – 2005



(1%)
(3%)
(21%)
(10%)
(65%)

- **21%** Australasia
- **1%** South America
- **10%** North America
- **3%** Other
- **65%** Europe

Key market contacts

Highveld Steel and Vanadium Corporation Limited
Steel Marketing Office

General Marketing and Sales Manager:
John Ellwood
PO Box 994
Bedfordview 2008
+27 11 454-1583
johne@hiveld.co.za

Vanchem

General Manager:
Alex Oehmen
PO Box 111
Witbank 1035
+27 13 690-8002
alexo@hiveld.co.za

Rand Carbide

General Manager:
André Nel
PO Box 214
Witbank 1035
+27 13 690-8245
andren@hiveld.co.za

Transalloys

General Manager:
Simon van Niekerk
PO Box 856
Witbank 1035
+27 13 693-8113
simonv@hiveld.co.za

INCREASED GLOBAL DEMAND UNDERPINS OUR GROWTH



GG GOMWE
Chairman

Improved demand and selling prices for the Corporation's vanadium and steel products contributed to record revenues and profits

Strategic direction

Our corporate vision is to create superior value and benefits on a sustainable basis across commodity cycles for all stakeholders, by developing the business into the world's leading vanadium products producer, co-producing low cost niche market steel products.

Our objectives are to:

- Maintain and grow Highveld's position as the world's leading vanadium producer.
- Achieve and maintain a position amongst the lowest cost quartile of the world's steel producers.

Financial results

Favourable market conditions especially for vanadium products, combined with improved efficiencies and substantial cost savings, resulted in record headline earnings of R1 722 million (2004: R866 million).

The resultant profit, and the proceeds realised on the sale of non-core investments coupled to significant cost savings, ensured a material improvement in shareholder returns and value creation.

Corporate governance

The Board considers that it complies in all material respects with the Code of Corporate Practices and Conduct as embodied in the two King Reports, relevant legislation and the JSE Listings Requirements. It does not, however, comply with the requirement of a majority of independent non-executive directors as members of the Audit and Nomination Committee and no evaluation of the Board has been carried out. In light of the process embarked on by Anglo American plc mentioned later in my review, it was decided not to address any of these non-compliances.

The Board Charter provides for sound corporate governance, through Nomination, Remuneration, Transformation and Audit Committees.

Safety, health, environment and quality

Highveld is known and respected as a world-class steel, vanadium and alloy producer, and strives to continuously improve its systems, processes and products in order to


OUR
GROWTH

maintain this position. It is committed to the implementation and maintenance of a safety, health, environmental and quality management system that complies with national and international best practices and standards. Management, at all levels, is responsible and accountable for ensuring implementation and compliance with the aims and principles of the Corporation's policy.

By diligently applying this policy, Highveld succeeded in reducing its lost-time injury ("LTI") frequency rate by 42 per cent to a world-class 0.22 LTIs per 200 000 hours worked.

Human resources

As one of the leading employers in its area of operation, Highveld's human resources strategy is based on best practice, and complies with relevant legislation and labour practices, including employment equity objectives that reflect the broader demographics of the population of South Africa.

The Corporation continues to monitor and improve its policies in order to pursue its ongoing objective of becoming an employer of choice and continues to attract high-calibre individuals who support the Corporation's business objectives. To improve proficiency standards of employees, the Corporation implements world-class training practices. Succession planning is addressed through a wide range of interventions, including mentoring and tertiary education opportunities.

Transformation

Transformation forms an integral part of the Highveld business strategy and is a focus point for managing the business.

The importance of transformation is evidenced by the amendment in 2005 of the Board Charter to extend the responsibilities of the Employment Equity Committee. In line with these new responsibilities, it was renamed the Transformation Committee. This Committee is now responsible for the full spectrum of the Group's transformation activities and programmes. This includes not only compliance with the Broad-Based Socio-Economic Charter for the Mining Industry and the Broad-Based Black Economic Empowerment Act, but also ensures that the spirit of transformation is conveyed – within the Group and outside – in aspects such as its supply chain and community projects.

Directorate

Trevor Jones retired as non-executive Chairman of the Group with effect from 31 March 2005. On behalf of the Highveld Board, I extend my appreciation to him for his significant contribution during his 37 years with the Corporation and for the leadership role he played most recently as non-executive Chairman. The Board wishes him well in his retirement.

Anglo American plc announcement

Shareholders were advised of the intention of Anglo American plc to sell its approximate 79 per cent shareholding in Highveld in line with its future business strategies and objectives. The directors have been advised by Anglo American plc that advisors have been appointed for the sale process and that non-binding bids from a number of interested parties have been received. Participants in this process will commence their due diligence investigations in the coming weeks. The Board of Highveld has appointed a committee of independent directors to advise it on matters relating to this sale as it affects Highveld. This committee has appointed Standard Bank to carry out a valuation and a fair and reasonable exercise once a final binding bid is received.

Annual General Meeting

Shareholders are invited to the Annual General Meeting of the Corporation on 12 May 2006. The order of business is detailed in the Notice of Annual General Meeting on page 80.

Conclusion

In conclusion, I thank André de Nysschen, his fellow executives, management and all the Highveld employees for their efforts and dedication, which contributed to the success achieved in 2005.

Although the expected softening in the vanadium price and weak international steel markets, coupled with a strong Rand, will impact negatively on earnings, Highveld is well positioned to meet the challenges of 2006.

GG Gomwe
Chairman
1 February 2006

OUR BUSINESS IS DRIVEN BY OUR PEOPLE



AJ DE NYSSCHEN
Chief Executive Officer

Investing in our asset base to create world-class efficiencies

Financial results

Significantly improved market conditions for the Group's range of vanadium products contributed to the doubling of headline earnings to R1 722 million from the R866 million achieved in 2004. Operating profit improved significantly to R2 773 million from R1 050 million.

Efforts to further reduce costs and improve efficiencies, yields and output continued during 2005 as part of Highveld's vision of being a low cost producer. Total cost savings in 2005 were R232 million compared with R264 million achieved in 2004.

The Group's net debt position at year-end was R98 million compared with a net cash on hand balance of R146 million at 31 December 2004.

Profit attributable to shareholders for the year was R1 916 million compared with R745 million for the 2004 financial year. This was after a tax charge of R1 136 million (2004: R313 million).

Headline earnings per share increased to 1 739.8 cents, compared with 880.8 cents in 2004.

The total dividends declared for the year, including the special dividends and a final dividend of 400 cents, will amount to 2 830 cents (2004: 440 cents). These were major contributors to a net cash outflow of R244 million.

The two special dividends were paid from the proceeds realised from two transactions as follows:

- The sale of the Group's shareholding in Acerinox, S.A. in two tranches, as announced on 7 January 2005 and 13 May 2005. The first tranche of 3 866 666 shares was sold for €43.3 million and the second equal tranche for €43.9 million. The Rand proceeds amounted to R698 million with a net profit of R166 million being realised.
- The sale of the Group's 12 per cent investment in Columbus Stainless (Proprietary) Limited on 13 May 2005 for €47.5 million, which yielded R378 million with a profit of R77 million being realised.

Business strategy

The vision detailed in the Chairman's review forms the focal point of the business strategy. In this regard a focus on customer requirements is an important part of management's efforts. During the year, a detailed review was done on the requirements and expectations of our customers, resulting in new initiatives being launched, including an internal review and focus on the services provided by all divisions in the value chain, with particular attention on the interface with customers. The launch of the new 350WA structural steel sections and an 8 per cent improvement in on-time deliveries resulted from this improved customer focus.

The Group will continue to focus on driving down the cost of production, as well as optimising the loading on the mills, based on customer requirements. Environmental issues have been and will continue to be addressed to ensure that the Group ultimately meets international best practice.

Revenue (Rm)


4428
4012
3702
5036
7155
01
02
03
04
05

Business risks

The Corporation has identified seventeen key risk areas, with each risk assessed in terms of possible impact and likelihood. These areas range from commodity price and exchange rates, to liquidity, currently rated the least likely threat. These risks and their ratings are continuously monitored and reviewed.

Where deemed necessary, and where it is possible to transfer risk, the Corporation insures risk through a programme which is incorporated in the total insurance programme of the Corporation's major shareholder, Anglo American plc. The insurance cover is renewable on an annual basis during June and was again renewed with minor improvements for the period ending June 2006 at competitive rates following the Corporation's reduced claims experience during recent years.

Headline earnings (Rm)


25
252
54
866
1722
01
02
03
04
05

Capital expenditure

Capital expenditure for the year, which was aimed mainly at improving the Group's production costs and at addressing environmental requirements, amounted to R624 million (2004: R421 million). The total commitment in respect of further


BEE procurement
(18%)
(82%)
82% Non-BEE spend
18% BEE spend

capital expenditure as at 31 December 2005 was R582 million (2004: R314 million). This expenditure will be funded from internally generated cash flows and available borrowing facilities.

Operations

Vanadium

Products	**2005**	2004
Vanadium Pentoxide (Flake) ($kg\ V_2O_5$)	**4 406 811**	4 365 985
Ferrovanadium and ferrovanadium nitride (kg V)	**1 749 762**	2 072 555
Vanadium Chemicals ($kg\ V_2O_5$)	**1 116 930**	1 063 220

Markets

On the back of record steel production worldwide and global vanadium supply difficulties, vanadium reached all-time record prices towards the end of the first quarter and peaked at more than double the previous record price achieved during 1989. In line with reduced steel demand and production, together with improved vanadium supply, prices consolidated and started to decline towards the end of the second quarter, to more sustainable levels.

During the third quarter, prices of ferrovanadium, followed by vanadium pentoxide, declined sharply, reaching a low during August 2005 before starting to recover. The average price achieved for ferrovanadium in 2005 was US$59 per kilogram vanadium compared with US$20 per kilogram vanadium in 2004.

The decline in vanadium prices during the second quarter was due to increased exports out of China and substitution with niobium. It was reported that imports of niobium (which acts as a substitute for vanadium) into China almost doubled in 2005 compared to 2004. The result was that China again became a net exporter of vanadium, with an excess of 2 400 tons of ferrovanadium being exported in 2005. During October 2005 vanadium prices consolidated because of, amongst other reasons, reports of reductions in Chinese material available in Europe.

The two major Chinese producers have also announced plans to substantially increase their production capacities. A further number of small vanadium producers in China may be starting production during the next three years.

Precious Metals Australia has indicated that they are investigating options to restart Windimurra by 2007.

Operational performance

During the first half of 2005 the Group's Vanchem operation produced above expected levels. Production during the second half was adversely affected by a shutdown on kiln no. 3, to complete modifications to the discharge end, and a kiln refractory reline.

A number of de-bottlenecking projects in the oxides sections commenced during the second half of 2005. A new filter press and two new fusion furnaces will be completed early 2006.

On the environmental side, a new thickener and slimes dam were commissioned during the second half of 2005 as well as two new ammonia scrubber units. Plans to build a storm water dam and storm water trenches, as well as various waste water treatment projects in line with the Integrated Water and Waste Management Plan (IWWMP), were submitted to the Department of Water Affairs and Forestry with work having commenced during the second half of 2005.

Steel

Rolled Products	Tons 2005	Tons 2004
Plate	**183 676**	181 144
Coil	**202 730**	211 126
Sections	**297 563**	281 743

Crude carbon steel production (000 tons)


936
952
877
922
875
01
02
03
04
05

Markets

World crude steel production of 1.129 billion tons was another all time record, having surpassed the 1.038 billion tons produced in 2004. China again accounted for most of the increase, with total production of 349.4 million tons, up 24.6 per cent on 2004 production. China now accounts for 31.5 per cent of global steel production. In 2005 India also reflected above average growth, having produced 38 million tons, a growth in output of 16.7 per cent.

Demand did not keep up with this growth in steel output, leading to price reductions during the year. This was caused by lower consumption, mainly in the EU and NAFTA regions, resulting in increased stock levels and weakened price levels. It would appear, however, that stock corrections which subsequently took place in most regions, are now complete and a more optimistic world outlook now prevails.

Operational performance

Total steel despatches in the South African market declined by 7 per cent from 2004 and by comparison, the Group's despatches were 6.7 per cent down on 2004. The prospects over the medium-term are, however, positive, given the number of capital projects that have been announced for infrastructural improvements, mining projects and the 2010 Soccer World Cup. The decision earlier in 2005 to supply grade 350WA steel as the new standard for structural steel into the local market, appears to have been well received by customers.

Since the successful commissioning of furnace no. 5 to the new open slag bath configuration at the Iron plant, the furnace has produced iron and vanadium above expectations. Due to this conversion, the Iron plant only operated six furnaces for six months, which impacted on iron and vanadium production. It is currently planned to convert furnace no. 6 during 2006.

An additional ladle furnace at the steel plant will be constructed during 2006 and is scheduled for commissioning at the end of the year. The furnace will improve the ability to achieve the quality of specific steel demanded by customers.

Output in the Structural Mill showed an improvement over 2004, following the commissioning of the new reheat furnace in October 2004. As expected, significant savings have been made in gas consumption. Some further rationalisation and optimisation have also been made in the range of products being manufactured.

Capital expenditure in the Flat Products division focused on de-bottlenecking the operations and on improving yields. This contributed to increased output, compared with 2004. The introduction of Gascor gas as a standby source for reheating, as well as improving slab stock availability for rolling, has eliminated significant delays, previously experienced. Operational efficiencies and load scheduling of the various product categories being produced, has also contributed to improved performance.

Ferro-alloys

Products	Tons 2005	Tons 2004
Manganese alloys	**126 439**	152 160
Ferrosilicon	**42 656**	58 155
Carbonaceous products	***94 034**	*98 439

**Joint ventures excluded*


Manganese alloys production
(000 tons)
154
170
152
152
126
01
02
03
04
05


Ferrosilicon production
(000 tons)
54
59
55
58
43
01
02
03
04
05

Markets

The weakening of the ferro-alloy markets during the latter part of 2004 continued throughout 2005, resulting in a decision to switch off all furnaces during the winter months.

During August 2005, manganese alloy prices in the USA started to show signs of recovery with silicomanganese leading the way and continued to improve during September. The disruption to the Mississippi River transport system caused by hurricanes also led to improved prices after stagnating at around 30c/lb (delivered to customer) for several months. Silicomanganese prices improved to 34 – 36c/lb with reports of sales as high as 39c/lb. Medium carbon ferromanganese did not experience the same degree of improvement in prices and came under pressure from increased imports into the USA. Similar trends were seen in Europe and the East with silicomanganese the best performer. Price increases were, however, lower than in the USA. In Europe improvements of $50 and $30 in Japan were reported.

October 2005 saw price consolidation in the USA and in Europe, with fourth quarter sales in the USA for silicomanganese at 34c/lb delivered to customer. It is believed that manganese prices in general will hold at these levels as a result of recent production cutbacks in China, South Africa and other areas. At these selling prices only a contribution to fixed costs is made after absorbing large price increases in manganese ore.

Operational performance

The Transalloys plant operated well during 2005. However, due to deteriorating market conditions and high electricity costs, the plant was shut down during the three winter months. Consequently, production was lower than in 2004. Two furnaces were refurbished during this period as planned.

The two medium carbon ferromanganese furnaces were brought back on line during September together with three silicomanganese furnaces. Furnaces no. 3 and no. 5 were brought on line during October after successful refurbishment.


FUTURE MANAGEMENT

Rand Carbide performed well during the year with steady demand for its main product, ferrosilicon (FeSi), during the first half followed, however, by a weak second half. Demand for paste products did not meet expectations while sales of char products were variable.

Production and sales were just short of budget when furnace D was switched off in June for a major rebuild. The FeSi market deteriorated rapidly in July to such an extent that furnaces E and F were also switched off in August 2005. Furnace F was brought back on line in September and furnace E in October 2005. Furnace D was switched in at the end of October 2005. The poor sales performance for the second half of the year was due to Columbus Stainless (Proprietary) Limited (a major customer) reducing their off-take because of poor stainless steel markets.

Production and sales of electrode paste and char were affected by poor ferrochrome (a significant component in the manufacture of stainless steels) markets.

Safety, health, environment & quality

With deep regret it is reported that a fatal accident involving an employee occurred during the year. Each and every incident is fully investigated and every possible action is taken to prevent a recurrence. The Group remains fully committed to a safe working environment and continuously strives to improve its practices and systems so as to achieve zero injuries on a sustainable basis. This has resulted in the Group making progress in reducing the lost-time injury frequency rate (LTIFR) by 42 per cent to 0.22 for the year, a world-class performance.

The safety drive to reduce injuries in the workplace included the implementation of a Behaviour Based Safety (BBS) coaching programme, which entailed further training of the 22 full-time BBS coaches and the BBS champion. A positive outcome is the recorded reduction in negative reaction by employees being observed and coached. Management at all levels is also expected to display Visible Felt Leadership, by regularly visiting the work areas and focusing on safe working practices.

It is pleasing to report that, of the 14 divisions in the Group, five (2004: four) achieved a zero LTIFR for the year and of the remaining divisions, three achieved or did better than the target LTIFR of 0.21 for the year. It is also pleasing to note that the Group achieved four months without any LTI occurring (three months in 2004). The Group is targeting a further LTIFR reduction to 0.18 in 2006.

During 2005, Highveld continued to support its well-established HIV Wellness Programmes and Personal Well-being Programme. A total of 67 per cent of the total work force of 3 808 employees had undergone the first voluntary counselling and testing (VCT) as at 31 December 2005. A policy for administering anti-retroviral treatment (ART) was put in place in 2003 and as at 31 December 2005 13 employees were receiving ART.

To promote the wellness and health of the Corporation's employees, a wellness programme was introduced to encourage employees to lead healthier lifestyles. Furthermore, health topics are shared with employees monthly by means of literature and lectures, with positive feedback from the workforce.

On the environment and quality fronts, ISO 14001 and ISO 9001 re-certification audits were conducted by the certification authority within the Group and the certification was maintained. The implementation of the OHSAS 18001 Safety Management System continued, as well as integration thereof with the other management systems. It is envisaged that this process will be finalised with certification audits during 2006.

The Group reduced water consumption by 1 per cent during the year. The five-year programme to achieve international best practice in emission control, waste management and water conservation was implemented during the year and a total of R66 million was spent during the year. During 2005 the average availability of emission abatement equipment was 98.52 per cent. The one per cent CO_2 emission reduction target was also achieved. Regular liaison sessions are held with the Department of Environmental Affairs and Tourism in respect of the implementation of the new Air Quality Act and the required action by the Corporation to ensure compliance. The Group has also set an energy reduction target of 11.75 per cent over a ten-year period commencing 2003.

The Integrated Water and Waste Management Plan (IWWMP) for the Steelworks was formally approved by the Department of Water Affairs and Forestry (DWAF). Most of the actions planned for 2005 in terms of this plan, were completed – including the installation and commissioning of thickeners in both the Iron plant and the Steel plant.


LTIFR
1.41
0.52
0.54
0.38
0.22
01
02
03
04
05
Annual LTIFR includes all contractors only since 2005
Aim


Gross revenue per man year (R'000) vs number of employees
4729
4192
3938
3804
3808
668
947
920
1270
1869
01
02
03
04
05
Gross revenue per man year
Number of employees

The IWWMP for Vanchem has been submitted to DWAF for approval.

The tender for the Transalloys draft IWWMP has been awarded, and the draft plan will be submitted to DWAF in 2006.

Lost-time injuries and the time lost showed a marked improvement over the previous year:

	Fatalities	LTIs	LTIFR	NLTIs	NLTIFR	First-aid cases
Highveld 2005	**1**	**12**	**0.24**	**69**	**1.41**	**168**
Highveld 2004	1	19	0.37	99	1.95	261
Contractors 2005	**0**	**6**	**0.19**	**56**	**1.80**	**85**
Contractors 2004	1	2	0.46	7	1.60	N/A
Total 2005*	**1**	**18**	**0.22**	**125**	**1.55**	**250**
Total 2004#	2	21	0.38	106	1.93	261

**Including contractors and labour hire.*
#Excluding contractors but including labour hire.

Manpower

Highveld continues to position itself as an employer of first choice, employing people who are competent and well trained, creative and display a strong drive for results. Highveld continues to positively influence organisational performance by employing effective long- and short-term incentive schemes based on performance. A talent retention scheme is also in place.

The drive for continuous improvement continued and all employees are now familiar with their role in this regard. Progress has been made with flexible working at all levels in all plants. Productivity improvement drives further improved productivity during the year.

Employment equity

Efforts continued to improve designated group representation for professionally qualified and experienced specialists and in middle management levels. Of employees recruited in the skilled categories 70 per cent were people from the designated





group. Similarly, 68 per cent of employees promoted within the Corporation were from the designated group. Of the total Corporation's employees, 6.76 per cent are female, with 9.93 per cent at management level. The Corporation continues to source suitable female candidates for placement within various disciplines, to achieve the 10 per cent targeted participation by women.

The Corporation took active steps in achieving black advancement specifically in the skilled grades, where an upward trend in black/white proportion is evident from the previous year. Our trainee pipeline produced 72.61 per cent trainees from the designated group, of which 13.04 per cent were female. A diversity training programme will be rolled out in the new year as a further measure to create business and cultural diversity awareness.

Skills development

The Corporation spent R37.97 million during 2005 on training and development as well as on tertiary bursaries and this represented 4.2 per cent of the direct labour costs for 2005. Trainees comprise 13.03 per cent of the Corporation's employment.

The Corporation's various bursary and training schemes continued to make a considerable contribution towards the attraction and development of talent in the organisation. At the end of 2005 a total of 477 employees were being developed as Engineers-In-Training, Technicians, University Bursars, Technikon Trainees or Apprentices. Of these trainees 78 per cent are from the designated group. A similar complement of trainees is envisaged for 2006 in pursuit of the Corporation's policy to bolster representation in management levels from within the organisation.

Trade unions

Relations with NUMSA and Solidarity remain satisfactory. Although there was a five-day withdrawal of labour by both unions due to a wage demand, the 6.5 per cent increase finally negotiated was satisfactory for both parties.

Outlook for 2006

Despite announcements and speculations of new capacity, the global supply and demand fundamentals for the vanadium market have not changed significantly in recent months. The demand for vanadium products is likely to remain stable but the price levels seen in 2005 are not expected to be repeated in 2006.

A strong improvement in domestic demand for Highveld's steel products is expected in 2006, supported by stable interest rates and an upswing in new construction and industrial projects.

It would appear that global steel demand in 2006 will remain weak. However, production cuts announced by some major international producers should counteract the impact on prices. The current strength of the Rand will continue to place pressure on export margins.

Taking into account the above factors, Highveld's 2006 operating performance is not anticipated to match the levels achieved in 2005.

The Group's cost-savings programme continues to yield positive results and it is expected that further savings will be achieved in 2006. The Group's restructuring and continuing capital expenditure programmes are also well advanced and should assist in achieving improved operational efficiencies and cost savings.

AJ de Nysschen
Chief Executive Officer

1 February 2006

Role of the Remuneration Committee and terms of reference

The Remuneration Committee is responsible for considering and making recommendations to the Board on:

- The Corporation's general policy on executive and senior management remuneration.
- The specific remuneration packages for executive directors of the Corporation including, but not limited to, basic salary, performance based short- and long-term incentives, pensions and other benefits.
- The operation of the Corporation's share option scheme (no new options are being issued in terms of this scheme).
- Long-term incentive schemes and the allocation of shares and rights in terms thereof.
- Salary adjustments for employees outside the bargaining unit, the Profit Share Incentive Scheme for all employees and the staff retention strategy policy.

Membership of the Remuneration Committee

During the year under review the Committee members were Messrs DD Barber (Chairman non-executive), CB Brayshaw (independent) and GG Gomwe (non-executive).

The Chief Executive Officer of the Corporation attends committee meetings by invitation and assists the Committee in its deliberations except when issues relating to his own remuneration are discussed. No director is involved in deciding his or her own remuneration. The Committee met five times during 2005.

PricewaterhouseCoopers were contracted to assist with the formulation of long-term incentives for selected qualifying senior employees.

Remuneration policy

Principles of executive remuneration

The Corporation's remuneration policy is formulated to attract and retain high calibre executives and motivate them to develop and implement the Corporation's business strategy in order to optimise long-term shareholder value creation. It is the intention that this policy should conform to best practice standards. The policy is framed around the following key principles:

- Total rewards will be set at levels that are competitive within the relevant market.
- Total incentive based rewards will be earned through the achievement of demanding performance conditions consistent with shareholder interests over the short-, medium- and long-term.
- Incentive plans, performance measures and targets will be structured to operate soundly throughout the business cycle.
- The design of long-term incentives is prudent and does not expose shareholders to unreasonable financial risk.

Elements of executive director remuneration

Executive director remuneration comprises the following four principal elements:

- Base salary
- Annual bonus plan
- Long-term incentives via the holding company and/or the Corporation's newly introduced schemes
- Benefits

The Committee seeks to ensure an appropriate balance between the fixed and performance related elements of executive director remuneration and between those aspects of


INVESTMENT

the package linked to short-term financial performance and those linked to longer term shareholder value creation. The Committee considers each element of remuneration relative to the market and takes into account the performance of the Corporation and the individual executive director in recommending quantum and design remuneration packages.

The policy relating to each component of remuneration is summarised below:

Base salary

The base salary of the executive directors is subject to annual review and is set to be competitive at the median level with reference to similar companies, which are comparable in terms of size, market sector, business complexity and international scope. Corporation performance, individual performance and changes in responsibilities are also taken into consideration when determining annual base salaries.

Annual bonus plan

All executive directors are eligible to participate in an annual bonus plan, with payment levels based on corporate and individual performance. Bonus potentials are set on an individual basis each year and are not to exceed 40 per cent of base salary for the Chief Executive Officer as well as for other executive officers. The bonus plan is non-contractual and non-pensionable. The Committee retains the discretion to make adjustments to bonuses earned at the end of the year on an exceptional basis, taking into account both Corporation performance and the overall and specific contribution of an individual executive director to the Corporation's success. Occupational safety performance is a specific key performance criterion in the bonus plan.

The other performance measures for the annual bonus plan include measures of corporate (and, where applicable, divisional) performance, as well as the achievement of specific individual objectives. The corporate element is based upon stretching production and profitability targets. The Committee reviews measures annually, after consultation with the CEO, to ensure that the measures and targets set are appropriate given the economic context and the performance expectations for the Corporation.

Share option scheme

The scheme is dormant and no new options were issued in 2005. As reported last year, the Committee directed that alternatives to the share option scheme be investigated by management for further consideration by the Committee.

Long-term incentives

During the year under review the Committee resolved that an alternative incentive scheme be introduced. Pricewaterhouse-Coopers were contracted to formulate a scheme on the strength of their extensive expertise in the field.

The Board of Directors sanctioned the principles of the scheme and the detailed scheme parameters, including detailed rules, which were approved in a general meeting of shareholders on 6 May 2005. The Remuneration Committee was appointed custodian of the scheme and authorised to sanction allocations of shares to qualifying participants.

The first allocations were finally effected on 26 October 2005. The umbrella scheme consists of three schemes, viz. a Share Appreciation Right Scheme (SARS), a Long-Term Incentive Plan Scheme (LTIPS) and a Deferred Bonus Plan (DBP). The SARS allocation has been made to all qualifying participants, with LTIPS only being issued to more senior qualifying participants and the DBP only to qualifying executive directors. No allocations were made to directors and executives as the JSE Listings Requirements as well as relevant legislation do not allow the granting of shares or any trading of shares to and by certain individuals while the shares are trading under a cautionary announcement. These allocations as approved by the Remuneration Committee will be offered at a later permissible date.

Full details of the schemes are available for inspection at the office of the Company Secretary, who has also been appointed Compliance Officer with effect from 1 December 2005. The previous Compliance Officer retired at the end of November 2005. The full administration of the schemes has been contracted out to administrators who are experts on these schemes.

Retirement schemes

Executive directors participate in contributory retirement schemes established by the Corporation.

Other benefits

Executive directors are entitled to the provision of a car allowance, medical aid, death and disability insurance, wellness club membership and reimbursement of reasonable business expenses. The provision of these benefits is considered to be market related in South Africa for executive director positions.

The Chief Executive Officer of the Corporation participates in the following Anglo Centre incentives, namely the Executive Share Appreciation Scheme (ESAS), the Long-Term Incentive Plan (LTIP), the Bonus Share Plan and the Executive Shareholding Targets. The other executive directors participate in Anglo's LTIP.

Other matters

External appointments

Executive directors are not permitted to hold external directorships or offices without approval of the Board. If approved, they may retain the fees payable from such appointment. No such appointments were effected during 2005.

Non-executive directors

The Board, in reviewing non-executive directors' fees annually, makes recommendations to shareholders in the light of fees payable to non-executive directors for comparable companies and the importance attached to the retention and attraction of high calibre individuals as non-executive directors. Levels of directors' fees are also set by reference to the responsibilities taken by the non-executive directors in chairing the Board and its committees. The Committee has again considered the level of fees payable to directors serving on the Board and its sub-committees. The directors' fees were approved by the shareholders as required.

Directors' fees

For 2005, each of the directors received directors' fees at the rate of R100 000 per annum (2004: R75 000). The Chairman received an additional sum of R50 000 per annum (2004: R40 000). Members of the Audit Committee received R27 000 per annum (2004: R27 000). The Chairman of the Audit Committee received an additional R27 000 per annum (2004 total: R54 000). The Chairman of the Transformation Committee received R30 000 per annum and members' fees were R5 000 per meeting attended (2004: R30 000 per annum and R5 000 per meeting attended). The Chairman of the Remuneration Committee and members were paid R30 000 and R15 000 respectively (2004: R30 000 and R15 000 respectively) in 2005.

Employees

During 2005 the Committee also determined salary adjustments for employees outside the bargaining unit to take effect on 1 January 2006. The Committee also considered and approved the parameters for the 2005 Profit Share Incentive Scheme for all employees. Finally, the Committee also reviewed the status of payments made to qualifying employees in terms of the staff retention strategy policy which was implemented in 2004.


INVESTMENT

Emoluments paid to executive and non-executive directors – 2005

The table below provides an analysis of the emoluments paid to executive and non-executive directors of the Corporation:

	Salary and benefits R'000	Retire-ment benefits R'000	Bonuses R'000	Directors' fees R'000	Audit, Remune-ration & Transfor-mation Commit-tees R'000	Total emolu-ments paid R'000	Gain on Highveld options exercised R'000	Gain on Anglo American plc options exercised R'000	Gain on Anglo American plc long-term in-centive plan R'000	Total emolu-ments R'000
Executive directors										
AJ de Nysschen (CEO)	2 212	309	940	100	30	3 591	–	–	–	3 591
E Barnardo	1 387	232	295	100	35	2 049	640	608	1 115	4 412
L Matteucci	1 363	232	413	100	–	2 108	3 416	–	1 145	6 669
AJ Pienaar	1 387	232	354	100	–	2 073	863	6 837	719	10 492
	6 349	1 005	2 002	400	65	9 821	4 919	7 445	2 979	25 164
Non-executive directors										
GG Gomwe (Chairman) (Appointed on 1 April 2005)	–	–	–	138	80	218	–	–	–	**218
TE Jones (Retired on 31 March 2005)	–	–	50	37	11	98	–	–	806	904
DD Barber	–	–	–	100	114	214	–	–	–	**214
I Botha	–	–	–	100	54	154	–	–	–	**154
L Boyd *	–	–	–	100	–	100	–	–	–	100
CB Brayshaw *	–	–	–	100	118	218	–	–	–	218
CJ Colebank	–	–	–	100	–	100	–	–	–	**100
A Harris	–	–	–	100	–	100	–	–	–	**100
NB Mbazima	–	–	–	100	–	100	–	–	–	**100
DR Motsepe *	–	–	–	100	23	123	–	–	–	123
BJT Shongwe *	–	–	–	100	19	119	–	–	–	119
	–	–	50	1 075	419	1 544	–	–	806	2 350
	6 349	1 005	2 052	1 475	484	11 365	4 919	7 445	3 785	27 514

** Independent*

*** Fees ceded to Anglo Operations Limited*

Salary and benefits include cash, medical contributions, car allowance and entertainment allowances. Other than as disclosed above, US$40 000 management fee was paid directly to Mr AJ de Nysschen by Anglo South Africa Capital (Proprietary) Limited. No other management, consulting, technical, or other fees/benefits were paid, directly or indirectly, by any third party to the directors. Retirement benefits include provident fund contributions.

Emoluments paid to executive and non-executive directors – 2004

The table below provides an analysis of the emoluments paid to executive and non-executive directors of the Corporation:

	Salary and benefits R'000	Retirement benefits R'000	Bonuses R'000	Directors' fees R'000	Audit, Remuneration & Transformation Committees R'000	Total emoluments paid R'000	Gain on Highveld options exercised R'000	Gain on Anglo American plc long-term incentive plan R'000	Total emoluments R'000
Executive directors									
TE Jones***	1 628	117	264	75	–	2 084	122	2 009	4 215
AJ de Nysschen	1 889	252	144	75	15	2 375	–	–	2 375
E Barnardo	1 040	165	71	75	15	1 366	368	964	2 698
L Matteucci	1 107	182	64	75	–	1 428	–	945	2 373
AJ Pienaar	1 072	171	32	75	–	1 350	280	588	2 218
M Winstanley****	406	38	31	19	–	494	415	564	1 473
	7 142	925	606	394	30	9 097	1 185	5 070	15 352
Non-executive directors									
TE Jones ***	–	–	–	40	–	40	–	–	40
DD Barber	–	–	–	75	57	132	–	–	**132
I Botha	–	–	–	62	27	89	–	–	**89
L Boyd *	–	–	–	75	–	75	–	–	75
CB Brayshaw *	–	–	–	75	69	144	–	–	144
CJ Colebank	–	–	–	75	–	75	–	–	**75
GG Gomwe	–	–	–	62	45	107	–	–	**107
A Harris	–	–	–	75	–	75	–	–	**75
NB Mbazima	–	–	–	75	–	75	–	–	**75
DR Motsepe *	–	–	–	75	10	85	–	–	85
BJT Shongwe *	–	–	–	75	5	80	–	–	80
	–	–	–	764	213	977	–	–	977
	7 142	925	606	1 158	243	10 074	1 185	5 070	16 329

** Independent*

*** Fees ceded to Anglo Operations Limited*

****T E Jones ceased to be an Executive Director on 30 April 2004*

*****M Winstanley retired on 31 March 2004*

Salary and benefits include cash, medical contributions, car allowance and entertainment allowances. Other than as disclosed above, no other management, consulting, technical, or other fees/benefits were paid, directly or indirectly, by any third party to the directors. Retirement benefits include provident fund contributions.




INVESTMENT

Share options

Executive directors participated in the Corporation's share option scheme, which was designed to recognise the contributions of senior staff to the growth in the value of the Corporation's equity. Within the limits imposed by the Corporation's shareholders, options were allocated to the directors and senior staff in proportion to their contributions to the business as reflected by their seniority. The options, which were allocated at the middle market price ruling on the trading day prior to the date of allocation, vest after stipulated periods and are exercisable up to a maximum of 10 years from the date of allocation.

The scheme is now dormant and no new issues were made during 2005. Refer to note 31.1 for a reconciliation of the share option scheme.

The equity compensation benefits of executive directors are set out below:

Highveld Steel share option scheme

Director's name	Balance of share options as at 1 Jan 2005	Number of share options allocated during the year	Number of share options exercised during the year	Date exercised	Balance of share options as at 31 Dec 2005	Split of allocated share options	Allocation price	Earliest exercisable date
AJ de Nysschen	**75 000**	–	–	n/a	**75 000**	15 000	R18.00	24 Jun 2006
						15 000	R18.00	24 Jun 2007
						15 000	R18.00	24 Jun 2008
						30 000	R18.00	24 Jun 2009
E Barnardo	**20 000**	–	10 000	7 Mar 2005	**–**	n/a	n/a	n/a
			10 000	2 Aug 2005	**–**	n/a	n/a	n/a
L Matteucci	**62 500**	–	30 000	2 Aug 2005				
			20 000	2 Aug 2005				
			12 500	15 Aug 2005				
AJ Pienaar	**20 000**	–	20 000	2 Aug 2005	**–**	n/a	n/a	n/a
	177 500	–	102 500		**75 000**	75 000		

Gains on share options exercised by executive directors during 2005

Director's name	Number of share options exercised during the year	Exercise price R	Date exercised	Allocation price R	Adjusted allocation price[1] R	Gain on share options (net of cost) R'000
E Barnardo	10 000	50.76	7 Mar 2005	28.75	28.75	219
	10 000	67.57	2 Aug 2005	28.75	25.25	421
						640
L Matteucci	30 000	68.33	2 Aug 2005	12.50	9.00	1 774
	20 000	68.33	2 Aug 2005	28.75	25.25	857
	12 500	70.00	15 Aug 2005	10.50	7.00	785
						3 416
AJ Pienaar	20 000	68.60	2 Aug 2005	28.75	25.25	863
Total options exercised	102 500			Total gain on share options exercised		4 919

[1]The original allocation price has been reduced by R3.50 for all share options exercised post 7 March 2005. This is due to the special dividends declared from the disposal of the interests in Acerinox, S.A. and Columbus Stainless (Proprietary) Limited. Refer to note 5 for details of the deal and note 8 for a summary of the special dividends paid from the proceeds.

Share Appreciation Right Scheme (SARS), Long-Term Incentive Plan (LTIP) and Deferred Bonus Plan (DBP).

No allocations were made to directors and executives as the Listings Requirements of the JSE Limited do not allow the issue, trade or acceptance of shares while such shares are trading under a cautionary.


INVESTMENT

Anglo American plc schemes

Share option scheme

Anglo American plc operates a share option scheme and executive directors of Highveld are eligible to participate in it in accordance with the scheme rules. Options are granted annually. Options are not granted at a discount and are not pensionable. Highveld absorbs the cost for these options.

Options are normally exercisable, subject to the satisfaction of the performance condition, between three and ten years from the date of grant.

Details of the participation of the executive directors of the Corporation in the Anglo American plc share option scheme are listed below:

Director's name	Balance of share options as at 1 Jan 2005	Number of share options allocated during the year	Date of allocation	Number of share options exercised during the year	Date exercised	Balance of share options at 31 Dec 2005	Weighted average price	Earliest exercisable date
AJ de Nysschen	**20 000**	–	n/a	–	n/a	**20 000**	£13.43	Not vested*
E Barnardo	**19 500**	–	n/a	4 500	Oct 2005	**15 000**	R45.25	10 Dec 2003
L Matteucci	**37 500**	–	n/a	–	n/a	**3 500**	R45.25	14 Aug 2002
						5 800	R45.25	14 Aug 2003
						14 900	R45.25	10 Dec 2002
						13 300	R45.25	10 Dec 2003
AJ Pienaar	**48 000**	–	n/a	48 000	Sep 2005	**-**	n/a	n/a
	125 000	–		52 500		**72 500**		

**These options are subject to achieving certain performance criteria.*

Long-term incentive plan (LTIP)

Executive directors became entitled in 2002, 2003 and 2004 to receive shares in Anglo American plc subject to the achievement of certain performance criteria over a three-year period. Awards are conditional upon the satisfaction of performance criteria that foster shareholder wealth creation and that are within the executive directors' scope of influence.

Two performance measures were selected: the first based on the Anglo American plc total shareholder return relative to a weighted group of international natural resource companies and the second based on an underlying operating measure that focuses on raising the Group's return on capital employed in the medium term.

Director's name	Beneficial interest in LTIP at 1 Jan 2005	Number of shares conditionally awarded during the year	Number of shares exercised during the year	Date exercised	Beneficial interest in LTIP at 31 Dec 2005	Date of award
AJ de Nysschen	**15 000**	7 700	–	n/a	**15 000**	25 Mar 2004
					7 700	5 Apr 2005
E Barnardo	**21 250**	–	6 900	5 Jul 2005	**8 100**	11 Apr 2003
					6 250	25 Mar 2004
L Matteucci	**21 250**	–	6 900	21 Jun 2005	**8 100**	11 Apr 2003
					6 250	25 Mar 2004
AJ Pienaar	**18 650**	–	4 300	1 Aug 2005	**8 100**	11 Apr 2003
					6 250	25 Mar 2004

Bonus Share Plan (BSP)

The BSP requires that the CEO invest a significant proportion of his remuneration in shares, thereby more closely aligning his interests with that of the shareholders, and encourages him to build up a meaningful personal stake in Anglo American plc. Awards under the BSP are made annually and consist of three elements: a performance-related cash element, an equal amount, as a conditional award of bonus shares and an additional Highveld performance related element in the form of enhancement shares.

Director's name	Bonus shares granted	Enhancement shares awarded	Date of grant	Earliest release date
AJ de Nysschen	5 365	4 023	28 Feb 2005	2008




HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED



Contents

Approval of the annual financial statements

The annual financial statements, which appear on pages 34 to 79, were approved by the Board of Directors on 1 February 2006 and are signed on its behalf by:



GG Gomwe
Chairman

Witbank
1 February 2006



AJ de Nysschen
Chief Executive Officer

Witbank
1 February 2006

Compliance statement by the company secretary

The company secretary of Highveld Steel and Vanadium Corporation Limited certifies that the Corporation has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date in respect of the financial year ended 31 December 2005.



Ms A Diener
Company secretary

Witbank
1 February 2006

To the members of Highveld Steel and Vanadium Corporation Limited

We have audited the annual financial statements and Group annual financial statements of Highveld Steel and Vanadium Corporation Limited set out on pages 34 to 79 for the year ended 31 December 2005. These financial statements are the responsibility of the Corporation's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation and the Group at 31 December 2005, and the results of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.



Deloitte & Touche
Registered Accountants and Auditors

Johannesburg
1 February 2006

The directors have pleasure in submitting their report and the annual financial statements of the Group and the Corporation for the year ended 31 December 2005.

In preparing the financial statements, the Group has used appropriate accounting policies and has complied with all applicable accounting standards. The directors are of the opinion that the financial statements fairly represent the financial position of the Group at 31 December 2005. The directors are also of the opinion that the Group will continue as a going concern in the year ahead.

The Board of Directors confirms its commitment to achieving high standards of corporate governance based on local and international acceptable corporate practice.

Distributions to shareholders

A special dividend No. 60 of 300 cents per share was paid on 7 March 2005. The interim dividend No. 61 of 1 050 cents per share and a special dividend No. 62 of 650 cents per share were paid on 5 September 2005. A further interim dividend No. 63 of 430 cents per share was paid on 19 December 2005 and a final dividend No. 64 of 400 cents per share has been declared and is payable in the currency of the Republic of South Africa on 13 March 2006 to shareholders registered at the close of business on 3 March 2006.

The salient dates of the declaration and payment of the final dividend are as follows:

Last date to trade to qualify for dividend	Friday, 3 March 2006
Ex-dividend on the JSE Limited	Monday, 6 March 2006
Record date	Friday, 10 March 2006
Payment date of final dividend	Monday, 13 March 2006

Share certificates may not be dematerialised or re-materialised between Monday, 6 March 2006 and Friday, 10 March 2006, both days inclusive.

Corporate governance

Board Charter

The Board's commitment to sound corporate governance is embodied in the Board Charter, to which the Board committed itself in February 2003. The Charter guides the Board in achieving the Corporation's mission, and complying with South African and relevant international legislation, the Listings Requirements of the JSE Limited, the Code of Practices and Conduct outlined in the two King Reports on Corporate Governance and other defined responsibilities of corporate citizenship.

The Board consists of a minority of executive directors, a majority of non-executive directors and a minority of independent non-executive directors. The roles of Chairman and Chief Executive Officer are separate with a clear division of responsibilities; Mr GG Gomwe is the non-executive Chairman and Mr AJ de Nysschen is the Chief Executive Officer.

The Board is assisted by five sub-committees, namely the Executive, Audit, Nomination, Remuneration and Transformation committees.

Details of the Group's corporate governance structures and practices are set out in the Corporation's Sustainability Report.

Directors' responsibilities

The directors are responsible for the preparation and integrity of the information included in this report, including the annual financial statements of the Group which have been prepared in accordance with International Financial Reporting Standards.

The directors are furthermore responsible for the systems of internal control used by the Corporation and the Group. These systems and controls are designed to provide reasonable assurance regarding the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of the assets.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

Internal audit

The Corporation maintains an internal audit department which functions independently to appraise, examine and evaluate the Group's systems and internal controls. The scope of the internal audit function is to review the reliability and integrity of financial information, the systems of internal control and the means of safeguarding assets. The head of internal audit reports the findings to the Audit Committee.

Based on information and explanations provided by management, the internal audit department and the report of the external auditors on the results of their audit, the directors assess on a regular basis whether the internal accounting controls are adequate to ensure that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

Code of ethics

In its code of ethics, the Corporation recognises that good corporate governance is based on four key principles – fairness, accountability, transparency and responsibility, which should be applied consistently in interactions with all stakeholders.

To this end, the Corporation requires that its employees do not pursue private interests which are in conflict with Corporation interests.

Directorate

Mr TE Jones retired as a director of the Corporation with effect from 31 March 2005.

Directors retiring at the Annual General Meeting in accordance with the Articles of Association of the Corporation are Messrs E Barnardo, AJ de Nysschen, A Harris, L Matteucci and NB Mbazima. These directors are all eligible and offer themselves for re-election. Biographies of each of the retiring directors are set out on pages 6 to 7.

The frequency of Board meetings is determined by the Board.

The Board meets at least on a quarterly basis and also when required to attend to specific business. During the year under review the Board met on five occasions. Attendance of Board and Committee meetings during 2005 by directors was as follows:

	Board		Audit Committee		Remuneration Committee		Trans-formation Committee	
Directors	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
DD Barber	5	5	3	3	5	5		
E Barnardo	5	5					4	4
I Botha	5	5	3	3				
L Boyd	5	3						
CB Brayshaw	5	5	3	3	5	2		
CJ Colebank	5	5						
AJ de Nysschen	5	5					4	4
GG Gomwe	5	5			5	5	4	4
A Harris	5	2						
TE Jones*	2	2						
L Matteucci	5	5						
NB Mbazima	5	3						
DR Motsepe (Ms)	5	3					4	2
AJ Pienaar (Dr)	5	5						
BJT Shongwe	5	3					4	3

Notes :

A – Indicates the number of meetings which the director could have attended

B – Indicates the number of meetings actually attended

**Director retired during 2005*

Directors' shareholding

At 31 December 2005, the present directors beneficially held a total of 14 392 ordinary shares and held unexercised options to acquire a total of 75 000 ordinary shares in the Corporation.

Highveld shares held by directors	2005	2004
E Barnardo	**5 000**	5 000
E Barnardo	–	*100
L Boyd	**7 712**	7 712
L Boyd	****7**	**7
TE Jones	–	*100
L Matteucci	–	*100
L Matteucci	****1 500**	**2 000
AJ Pienaar	–	*100
BJT Shongwe	**1 680**	–

** Non-beneficial shareholding*

*** Indirect and Non-beneficial*

There has been no change in the interest of directors in share capital since the year-end.

Directors' remuneration

Details of directors' remuneration are set out in the Remuneration Report on pages 25 to 26.

Resolutions

Although not required due to the deeming provision of Section 270 (2) of the Companies Act, 1973, as part of the Corporation's continued commitment to improved corporate governance, shareholders are requested to confirm the re-appointment of the external auditors to hold office until the conclusion of the next annual general meeting. The directors support the re-appointment of Deloitte & Touche.

Share capital

Full details of the authorised, issued and unissued share capital of the Corporation at 31 December 2005 are set out in note 16 to the financial statements. Particulars are also given of the Corporation's equity compensation benefits in note 31.

The authorised share capital of the Corporation is R140 000 000, divided into 139 990 000 ordinary shares of R1 each and 1 000 000 variable rate redeemable cumulative preference shares of 1 cent each.

Control of all the unissued shares of the Corporation is vested in the directors, in specific terms as regards allotments in respect of the Share Option Scheme and in general terms as regards all other unissued shares.

In terms of the Companies Act, 1973, the general authority granted to the directors for the issue of shares (other than those to be issued in terms of a specific authority) expires on the date of the forthcoming Annual General Meeting. Shareholders, therefore, will be asked to consider an ordinary resolution at this Annual General Meeting placing under the control of the directors the then remaining unissued ordinary shares not required for the purpose of the Share Option Scheme and the unissued preference shares.

The Corporation and its subsidiary company

Highveld Steel and Vanadium Corporation Limited is a subsidiary of Anglo South Africa Capital (Proprietary) Limited, whose interest amounts to 79.02 per cent of the total issued share capital of the Corporation. Its ultimate holding company is Anglo American plc, a company incorporated in England and Wales.

In its integrated Steelworks and various divisions, the Group produces steel, vanadium products, ferro-alloys and carbonaceous products. Ore for the Steelworks and the Vanchem division is obtained from the Corporation's own mine. The works are situated in the Witbank area and the mine is situated in the Roossenekal area, both in Mpumalanga.

The Corporation is the holding company of the following wholly owned subsidiary:

Hochvanadium Holding AG (processing and sale of vanadium products).

The Group's share of the subsidiary and joint ventures' profit or loss after tax is as follows:

- Hochvanadium R639 million profit
- Ferroveld R3 million profit
- South Africa Japan Vanadium (Proprietary) Limited R5 million loss

Segmental revenue

The revenue contribution by the various segments of the Group is as shown in the segmental graph.

Segmental revenue


(9%)
(51%)
(40%)

- 40% Steel
- 51% Vanadium
- 9% Ferro-alloys

Reserves and resources (Unaudited)

(stated as at 31 December)

The measured and indicated mineral resources are additional to the ore reserves, unless otherwise stated.

	Classification	Million tons[1]		Grade ($\% V_2O_5$)		Contained (V_2O_5 million tons)	
		2005	2004	**2005**	2004	**2005**	2004
Mineral Reserves	Proved	**21.9**	23.1	**1.68**	1.69	**0.37**	0.38
	Probable	**3.1**	3.5	**1.70**	1.70	**0.05**	0.06
	Total	**24.9**	26.6	**–**	–	**0.42**	0.44
Mineral Resources[2]	Measured	**–**	49.80	**–**	1.69	**–**	0.84
	Indicated	**244.0**	252.64	**1.70**	1.70	**4.29**	4.29
	Total resources	**244.0**	302.44	**–**	–	**4.29**	5.13

Notes:

[1]After crushing, washing and screening.

[2]As at 30 April 2005, old order unused rights expired, resulting in a reduction of 49.8 million tons of measured resources and 8.64 million tons of indicated resources.

Changes in accounting policies

The changes in accounting policies which impacted on the results of the Group are outlined in note 1 to the annual financial statements.

Subsequent events

There have been no post balance sheet events.

Company secretary

Details of the company secretary are outlined below the Notice of the Annual General Meeting on page 80.

Income statements

for the years ended 31 December

	Notes	GROUP 2005 Rm	GROUP 2004 Rm	CORPORATION 2005 Rm	CORPORATION 2004 Rm
Continuing operations					
Revenue	2	**7 155**	5 036	**5 449**	4 665
Operating profit	3	**2 773**	1 050	**1 915**	910
Profit on disposal of investments	5.1	**243**	–	**243**	–
Interest and investment income received	4	**74**	44	**386**	118
Interest paid		**38**	41	**41**	40
Profit before taxation		**3 052**	1 053	**2 503**	988
Taxation charge		**1 136**	311	**905**	289
Profit after taxation		**1 916**	742	**1 598**	699
Discontinued operation					
Revenue		**–**	–	**–**	–
Profit before interest and taxation		**–**	–	**–**	–
Profit before disposal of discontinued operation		**–**	–	**–**	–
Profit on disposal of discontinued operation	5.2	**–**	5	**–**	5
Profit before taxation		**–**	5	**–**	5
Taxation charge		**–**	2	**–**	2
Profit after taxation		**–**	3	**–**	3
Total operations					
Revenue	2	**7 155**	5 036	**5 449**	4 665
Operating profit	3	**2 773**	1 050	**1 915**	910
Profit on disposal of investments	5.1	**243**	–	**243**	–
Interest and investment income received	4	**74**	44	**386**	118
Interest paid		**38**	41	**41**	40
Profit before disposal of discontinued operation		**3 052**	1 053	**2 503**	988
Profit on disposal of discontinued operation	5.2	**–**	5	**–**	5
Profit before taxation		**3 052**	1 058	**2 503**	993
Taxation charge	6.1	**1 136**	313	**905**	291
Profit attributable to Highveld shareholders		**1 916**	745	**1 598**	702
Earnings per share – cents	7.1				
Basic		**1 936.2**	757.8		
Basic – diluted		**1 932.6**	750.6		

	Notes	GROUP 2005 Rm	GROUP 2004 Rm	CORPORATION 2005 Rm	CORPORATION 2004 Rm
Assets					
Non-current assets					
Property, plant and equipment	9	**1 571**	1 194	**1 539**	1 157
Interest in subsidiary and joint ventures	10.3			**31**	31
Environmental Trust investments	28	**3**	–	**–**	–
Available-for-sale investments	11.1	**104**	654	**100**	650
		1 678	1 848	**1 670**	1 838
Current assets					
Investments held-for-sale	11.1	**–**	350	**–**	350
Investments held-to-maturity	11.2	**–**	50	**–**	50
Inventories	12	**970**	537	**798**	491
Trade and other receivables	13	**649**	586	**529**	518
Cash and cash equivalents	15.1	**602**	358	**99**	327
		2 221	1 881	**1 426**	1 736
Total assets		**3 899**	3 729	**3 096**	3 574
Equity and liabilities					
Capital and reserves					
Share capital	16.1	**99**	99	**99**	99
Share premium	16.1	**486**	471	**486**	471
Distributable reserves		**767**	1 597	**371**	1 519
Non-distributable reserves	17.3	**(27)**	170	**4**	168
Shareholders' equity		**1 325**	2 337	**960**	2 257
Non-current liabilities					
Deferred taxation	18	**164**	100	**164**	100
Long-term borrowings	19	**36**	115	**36**	115
Long-term provisions	24	**186**	97	**186**	97
		386	312	**386**	312
Current liabilities					
Trade and other payables	14	**738**	633	**509**	581
Short-term provisions	24	**186**	153	**186**	153
Taxation		**600**	197	**353**	175
Short-term loans	20	**626**	83	**626**	69
Loan from joint venture	15.4	**38**	14	**76**	27
		2 188	1 080	**1 750**	1 005
Total equity and liabilities		**3 899**	3 729	**3 096**	3 574
(Net borrowings)/net cash and cash equivalents	15.5	**(98)**	146	**(639)**	116
Net worth – cents per share		**1 336**	2 371		

	Notes	GROUP 2005 Rm	GROUP 2004 Rm	CORPORATION 2005 Rm	CORPORATION 2004 Rm
Cash flows from operating activities					
Cash receipts from customers		**7 658**	5 241	**5 996**	4 878
Cash paid to suppliers and employees		**(4 622)**	(3 853)	**(3 784)**	(3 632)
Cash generated by operations	25.1	**3 036**	1 388	**2 212**	1 246
Interest and investment income received	4	**74**	44	**386**	118
Utilised to increase working capital	25.2	**(364)**	(140)	**(361)**	(101)
Net cash generated before interest and taxation paid		**2 746**	1 292	**2 237**	1 263
Interest paid		**(38)**	(41)	**(41)**	(40)
Taxation paid	25.3	**(655)**	(93)	**(654)**	(92)
Cash available from operations		**2 053**	1 158	**1 542**	1 131
Dividends paid	8	**(2 724)**	(138)	**(2 724)**	(138)
Net (outflow)/inflow from operating activities		**(671)**	1 020	**(1 182)**	993
Cash flows from investing activities					
Replacement of property, plant and equipment	9	**(624)**	(421)	**(624)**	(421)
Proceeds on disposal of property, plant and equipment	25.4	**10**	10	**10**	10
Investment to maintain operations		**(614)**	(411)	**(614)**	(411)
Proceeds from disposal of investments in Acerinox, S.A. and Columbus Stainless (Proprietary) Limited	5.1	**1 076**	–	**1 076**	–
Increase in available-for-sale investments	11.1	**(50)**	(50)	**(50)**	(50)
Net inflow/(outflow) from investing activities		**412**	(461)	**412**	(461)
Proceeds from shares issued		**15**	10	**15**	10
Net (outflow)/inflow		**(244)**	569	**(755)**	542
Financed/(utilised) as follows:					
Decrease in long-term borrowings		**(79)**	(81)	**(79)**	(81)
Increase/(decrease) in short-term loans		**543**	(332)	**557**	(346)
Increase in loans from joint venture		**24**	14	**49**	27
Net inflow/(outflow) from financing activities		**488**	(399)	**527**	(400)
Increase/(decrease) in cash and cash equivalents		**244**	170	**(228)**	142
Movement of cash and cash equivalents:					
Cash and cash equivalents at beginning of year		**358**	188	**327**	185
Net (outflow)/inflow from operating activities		**(671)**	1 020	**(1 182)**	993
Net inflow/(outflow) from investing activities		**412**	(461)	**412**	(461)
Net inflow/(outflow) from financing activities		**503**	(389)	**542**	(390)
Cash and cash equivalents at end of year		**602**	358	**99**	327

Consolidated statements of recognised income and expense

as at 31 December

	Notes	GROUP **2005** **Rm**	GROUP 2004 Rm	CORPORATION **2005** **Rm**	CORPORATION 2004 Rm
Currency translation differences		**(34)**	(1)	**–**	–
Fair value revaluation		**–**	92	**(1)**	92
Fair value reclassified to income		**(166)**	–	**(166)**	–
Actuarial loss on defined benefits		**(31)**	–	**(31)**	–
Tax on above item taken directly to equity		**9**	–	**9**	–
Net expense recognised directly in equity		**(222)**	91	**(189)**	92
Attributable profit for the year		**1 916**	745	**1 598**	702
Total recognised income and expense for the year	26	**1 694**	836	**1 409**	794

1. Accounting policies

1.1 Basis of preparation

The financial statements are prepared on the historical cost basis except for certain financial instruments that are fairly valued by marking to market.

The principal accounting policies of the Group are set out below and are consistent with those applied in the previous year except where otherwise indicated.

The financial statements are presented in Rand rounded to the nearest million unless otherwise indicated.

New accounting policies adopted in response to changes in IFRS

The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board and the South African Companies Act on a basis consistent with the prior year except for the adoption of the following new or revised Standards and Interpretations. Only where the impact of these is material or has been disclosed separately is reference made to the relevant IFRS in the notes to the financial statements.

IAS 1 – Presentation of financial statements

IAS 1 requires disclosure of:

- Judgement applied in the application of accounting policies where it could have a significant effect, and
- Key assumptions concerning the future and other assumptions that have a significant risk of adjustment in subsequent periods.

This Standard has an impact on disclosure but no monetary impact. These disclosures are included in the annual financial statements, where appropriate.

IFRS 2 – Share-based payment

IFRS 2 requires the recognition of equity-settled share-based payments at fair value at the date of grant and the recognition of liabilities for cash-settled share-based payments at the current fair value at each balance sheet date. Prior to the adoption of IFRS 2, the Group did not recognise the financial effect of share-based payments.

The Group issues equity-settled and cash-settled share-based instruments to certain employees. Equity-settled share-settled payments are measured at the fair value of the equity instruments at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on management's estimate of shares that are expected to eventually vest. A liability equal to the portion of the services received is recognised at the fair value determined at each balance sheet date for cash-settled share-based payments.

Fair value is measured using the binomial option pricing model. The fair values used in the model have been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The impact of IFRS2 has been reflected in note 26 as a direct charge against equity and, accordingly, did not have an effect on earnings per share.

IFRS 5 – Non-current assets held for sale and discontinued operations

This Standard specifies the accounting treatment for assets held-for-sale and the presentation and disclosure of discontinued operations.

The application of this Standard had no impact on the Group's results as there were no assets held-for-sale at the year-end and no operations were discontinued during the year.

IAS 8 (Revised) Accounting policies, changes in accounting estimates and errors

Revised requirements relate to selection of accounting policies, changing of accounting policies and correction of prior year errors as well as disclosures relating to these items. The changes were made in order to reduce or eliminate alternatives, redundancies and conflict with other Standards, to deal with some convergence issues and make other improvements. The changes resulting from this Standard were immaterial to the Group's results and accordingly no separate disclosure was necessary.

IAS 16 (Revised) Property, plant and equipment

Amendments that impact on the Group relate to the components approach to depreciation and the requirement for an annual review of the residual value and the useful lives of the assets. These changes affect the annual depreciation charge to the income statement. The impact of these changes did not have a significant impact on the Group's results and has not been shown separately.

IAS 19 (Revised) Employee benefits

The most significant feature of the new IAS19 is a market based approach to measurement. The main consequences are that the discount rate is based on market yield at balance sheet date. Movements in the actuarial valuation are taken directly to equity. The impact of IAS19 has been reflected in note 26 as a direct charge against equity and, accordingly, did not have an effect on earning per share.

IAS 39 (Revised) Financial instruments: recognition and measurement

In the current financial year, further amendments to the Standard were issued in April, June and August 2005. These amendments relate to the treatment of cash flow hedges of forecast of intragroup transactions, restricting the ability to designate any financial asset or liability to be measured at fair value through profit and loss, and broadening the scope to include financial guarantee contracts issued. These amendments did not have a significant impact on the Group's results and accordingly, have not been shown separately.

IFRIC Interpretation 1: Changes in the existing decommissioning, restoration and similar liabilities (IFRIC1)

IFRIC1 contains guidance on accounting for changes in decommissioning, restoration and similar liabilities that have previously been recognised both as part of the cost of an item of property, plant and equipment under IAS16 and as a provision (liability) under IAS37. The Interpretation addresses subsequent changes to the amount of the liability that may arise from (a) a revision in the timing or amount of the estimated decommissioning or restoration costs or from (b) a change in the current market-based discount rate. It is Group policy to account for assets using the cost model. As a result of this, IFRIC1 requires changes in the initial estimates of rehabilitation and decommissioning costs to be capitalised as part of the cost of the item and depreciated prospectively over the remaining life of the item to which it relates. This is consistent with the treatment under IAS16 of the other changes in estimates relating to property, plant and equipment. The changes resulting from this Interpretation had no significant impact on the Group's results and, accordingly, no separate disclosure was considered necessary.

Highveld Steel and Vanadium Corporation Limited Environmental Trust Fund

The Highveld Steel and Vanadium Environmental Trust is consolidated for the first time during 2005. Comparative information has not been restated as the amounts are considered to be immaterial.

Revisions to existing Standards

The revision to Standards listed below were adopted for the first time in 2005. These Standards had a disclosure impact but no monetary impact.

- IAS2 – Inventories
- IAS21 – The effects of changes in foreign exchange rates
- IAS24 – Related party disclosures
- IAS32 – Financial instruments; disclosure and presentation

1. Accounting policies (continued)

1.1 Basis of preparation (continued)

New accounting policies adopted in response to changes in IFRS (continued)

The following Standards and Interpretations are not yet effective and will be adopted in future years:

IFRS6 Exploration for and evaluation of mineral resources

This Standard is effective for the Group from the year ending 31 December 2006. The Standard prescribes financial reporting for exploration and evaluation of mineral resources, but permits an entity to develop its own accounting policy for such transactions. The Standard includes additional impairment indicators specific to exploration and evaluation of mineral resources activities and prescribes an impairment test in accordance with IAS36, where an indicator that the asset may be impaired, exists. The Group is in the process of evaluating the effects of the Standard, but it is not expected to have a significant impact on the Group's results and disclosures.

IFRS7 Financial instruments disclosures

This Standard is effective for the Group from the year ending 31 December 2006. The Standard adds certain new disclosures about the financial instruments to those currently required by IAS32 Financial instruments: disclosure and presentation and also replaces the disclosures currently required by IAS30 Disclosures in the financial statements of banks and similar financial institutions.

IFRIC Interpretation 4: Determining whether an arrangement contains a lease

This Interpretation is effective for the Group from the year ending 31 December 2006 and prescribes the circumstances where the entity enters into an arrangement that depends on the use of a specific asset and conveys the right to control this specific asset, this arrangement should be treated as lease under IAS17 Leases. Arrangements that are in substance leases, should be assessed against the criteria included in IAS17 Leases to determine if the arrangement should be accounted for as finance leases or operating leases. The transitional provisions require the Group to assess all existing arrangements at the beginning of the comparative period of the first period in which the Interpretation is adopted. The Group is in the process of evaluating the effects of the Interpretation.

IFRIC Interpretation 5: Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

This Interpretation is effective for the Group from the year ending 31 December 2006. The scope of this Interpretation is restricted to Funds with separately administered assets where the contributor's right to access is restricted. It requires the Group to assess the nature of the relationship with the Fund and to account for it in accordance with IAS27 Consolidated and separate financial statements if the Group controls the fund. If the Fund is not controlled by the Group, the Group's obligation in respect of decommissioning activities is recognised as a liability separate from the interest in the Fund. Where the Group has a right to possible reimbursement, this right should be recorded as a contingent asset in accordance with IAS37 Provisions, contingent liabilities and contingent assets. The Group is in the process of evaluating the effects of the Interpretation, but it is not expected to have a significant impact on the Group's results and disclosures.

IFRIC Interpretation 6: Liabilities arising from participating in a specific market – waste electrical and electronic equipment

This Interpretation is effective for the Group from the year ending 31 December 2006 and clarifies when certain producers of electrical goods are required to recognise a liability under IAS37 Provisions, contingent liabilities and contingent assets for the cost of waste management relating to the decommissioning of waste electrical and electronic equipment supplied to private households. The Group is in the process of evaluating the effects of the Interpretation, but it is not expected to have an impact in the Group's results and disclosures.

1.2 Basis of consolidation

Subsidiaries and joint ventures are consolidated on the following basis:

1.2.1 *Investment in subsidiaries*
Subsidiaries are those entities in which the Group has more than half of the voting rights and/or power to exercise control.

The Group financial statements incorporate the assets, liabilities, results and cash flows of the operations of the Corporation and its subsidiaries from the effective date of acquisition up to and including the date of disposal.

1.2.2 *Investment in joint ventures*
Joint ventures are those entities over which the Group exercises joint control in terms of a contractual agreement.

Joint ventures are proportionally consolidated, whereby the Group's share of the joint venture's assets, liabilities, results and cash flows are combined with similar items, on a line-by-line basis, in the Group's financial statements.

The results of jointly controlled entities are proportionately consolidated from the effective date of acquisition up to and including the date of disposal.

1.2.3 *Transactions eliminated on consolidation*
Transfers of property, plant and equipment between Group companies subsequent to acquisition are restated to reflect the original Group cost and accumulated depreciation.

Intra-group balances, transactions, and any unrealised gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Intra-group balances, transactions, and any unrealised gains and losses arising from intra-group transactions, with jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities.

1.3 Revenue recognition

Revenue, which excludes value-added tax and sales between Group companies, represents the gross value of goods invoiced after discount.

Export sales are determined on the basis of FOB price of products sold or CIF price at port of departure or arrival. Local sales are determined on the basis of FOR price at destination.

FOB (Free On Board)	The Group covers all cost associated with the sales of the goods until it is loaded onto the vessel for export to the customer.
CIF (Cost, Insurance and Freight)	The cost is similar to that of FOB, except that additional freight and insurance charges are paid by the Group in respect of transportation to a foreign port.
FOR (Free On Rail)	Only cost in respect of railage to the local customer is paid by the Group.

Revenue from the sale of goods is recognised when the risks and rewards of ownership of the goods are transferred to the buyer, costs can be measured reliably and receipt of the future economic benefits is probable.

1.4 Interest and dividend income

Interest income and preference dividends are recognised on a time proportionate basis, taking into account the principal amount invested and the effective rates over the period to maturity, when it is determined that such income will accrue to the Group.

Dividend income is recognised at the time when the amount of the dividend can be measured reliably and the right to receive payment is established.

1. Accounting policies (continued)

1.5 Inventories

1.5.1 Inventories are carried at the lower of cost and net realisable value. Stock write-downs to net realisable value and stock losses are expensed during the period in which the write-down or loss occurs.

1.5.2 Finished goods, work-in-progress and consignment stock are valued at standard cost, which includes an appropriate apportionment of overheads. Standard cost approximates actual cost determined on the first-in, first-out ("FIFO") basis.

1.5.3 Raw materials are valued at delivered cost determined on the FIFO basis, with appropriate reductions for handling and stockpile losses.

1.5.4 Consumable stores are valued at delivered cost determined on a moving-average basis, with appropriate reductions for obsolescence and slow-moving items.

1.5.5 Slag deposits and dumps are carried at zero value. On sale of these deposits and dumps, the revenue generated is accounted for as trading profit and is included in revenue.

1.6 Property, plant and equipment

1.6.1 Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Property, plant and equipment is depreciated on a straight line basis at rates that will reflect the outflow of economic benefits, from the Group, over the estimated life of the specific assets as a result of utilisation within the operation. Property, plant and equipment is depreciated over the following periods:

	Number of years
Improvements to property	20-50
Plant	2-50
Equipment	2-15

Rolls for forming steel are depreciated on the basis of usage.

Expenditure incurred to replace a component at intervals greater than once a year of an item of property, plant and equipment, including major inspection and overhaul expenditure, is capitalised and depreciated over the period during which enduring benefits will be enjoyed.

1.6.2 Land and work under construction are not depreciated. As work under construction becomes available for use, it is capitalised and depreciated over its useful life.

Mineral rights are valued at historical cost and amortised on the basis of tonnage mined.

Maintenance and repairs relating to past events giving rise to an obligation to incur future expenditure, which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income. Capitalised expenditure, relating to past events, for renewal or replacement of plant and equipment, is expensed when future economic benefits are not enjoyed.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in profit before interest and taxation, but adjusted in calculating headline earnings.

1.6.3 Borrowing costs that are directly attributable to qualifying assets are capitalised. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use. Capitalisation continues until the asset is available for use. Other borrowing costs are expensed in the period that they occur.

1.7 Leases

Leases involving plant and equipment whereby the lessor provides finance to the Group with the asset as security and where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases.

Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at the inception of the lease and a corresponding liability is raised. Capitalised leased assets are depreciated using the straight-line method over the expected useful lives of the assets.

Lease payments are allocated between the lease finance cost and the capital repayment using the effective interest rate method. Lease finance costs are charged to operating income as they are incurred.

1.8 Impairment

The carrying amount of the Group's assets is reviewed annually and if there is an indication that an asset has been impaired, its recoverable amount is estimated. The recoverable amount is estimated as the higher of net selling price or value in use. An impairment loss is recognised in the income statement whenever the carrying amount of an asset or a cash generating unit exceeds its recoverable amount. This loss is excluded from headline earnings.

1.9 Taxation

1.9.1 *Current tax*

The charge for current tax is based on the results for the year as adjusted for items of permanent difference, non-assessable income or disallowed expenses. It is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. Prior year over- and under-provisions are also adjusted during the current year.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the dividends are paid.

1.9.2 *Deferred tax*

Deferred tax is accounted for using the balance sheet approach in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred tax is calculated at the tax rate that is expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same Taxation Authority and the Group intends to settle its current tax assets and liabilities on a net basis.

1.10 Foreign currencies

The South African Rand is the functional currency of the group which reflects the economic substance of the underlying events and circumstances.

Income and expense items are translated at the average exchange rates for the period. Profit and losses arising on these exchange differences are accounted for in the income statement.

1. Accounting policies (continued)

1.10 Foreign currencies (continued)

Foreign exchange gains or losses arising from foreign exchange transactions are included in the income statement.

The assets, liabilities and equity of foreign operations are translated at exchange rates ruling on the balance sheet date. Exchange differences arising, if any, are classified as equity and transferred to the Group's foreign currency translation reserve. Such translation differences are recognised in the income statement in the period during which the operation is disposed of.

1.11 Related party transactions

The Group and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with joint ventures, subsidiaries, its ultimate holding company and associates. These transactions are under terms that are no less favourable than those arranged with third parties and are shown in note 21.

1.11.1 *Subsidiaries and joint ventures*

Details of investments in principal subsidiaries and joint ventures are disclosed on page 79.

1.11.2 *Shareholders*

Details of the principal shareholders of the Group and a summary of the non-public shareholders are shown in the shareholder analysis on page 78.

1.12 Employee benefits

1.12.1 *Pension and post-retirement medical benefits*

Defined benefit and defined contribution pension plans are provided by the Group. A closed group of retirees are members of the defined benefit plan.

The obligation to provide contributions to the retirement defined benefit fund is recognised with reference to independent actuarial valuations, using the projected unit credit method. This method determines the present value of the defined benefit obligations. Valuations are performed every three years on a date which coincides with the balance sheet date.

Actuarial gains or losses in respect of the post-retirement medical benefits are recognised directly in equity in the period in which the actuarial gains or losses occur. Valuation of the post-retirement medical aid liability is carried out at least annually.

Past service costs are recognised as an expense on a straight line basis over the average period until the benefits become vested. To the extent that the benefits are already vested, past service costs are immediately recognised.

The net surplus or benefit obligation is the difference between the present value of the projected benefit obligations and the fair value of the pension and post-retirement medical plan assets. Where the fair value of the pension and post-retirement medical plan assets exceeds the present value of the projected benefit obligation, a surplus is recognised only to the extent that it may be distributed to the Corporation.

Contributions made by the Group in respect of defined contribution funds are expensed and no further commitment is carried for unfunded benefits.

1.12.2 *Medical*

Contributions by the Group in respect of employees are expensed in the period in which the related service is rendered by the employee. Medical aid plans are controlled by non-related administrators.

1.12.3 *Short- and long-term benefits*

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances and other contributions are recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits for leave is recognised and provided for at balance sheet date, based on current salary rates and company contributions.

1.12.4 *Equity based compensation*

The estimated cost of awards made by the Group is charged to income over the performance period, as appropriate. The estimated cost of the awards is the market value of shares awarded or the intrinsic value of the awards (being the difference between the exercise price of the award and the market price at the date of grant) adjusted to reflect performance conditions where applicable.

1.13 Research and development

Research costs incurred with the prospect of gaining new scientific or technical knowledge and understanding are written off in the year in which they are incurred.

Development costs are generally expensed in the period in which they are incurred. Development costs that relate to an identifiable product or process that is demonstrated to be technically or commercially feasible, which the Group has sufficient resources to bring to market and which is expected to result in future economic benefits, are recognised as assets.

The expenditure capitalised includes the cost of material, direct labour and an appropriate portion of overheads. Capitalised development expenditure is shown at cost less accumulated depreciation and accumulated impairment losses. Development costs are reviewed annually and are expensed if they do not qualify for capitalisation. The amount of development cost recognised as an asset is depreciated on a straight line basis over the expected economic life of the related development.

If a project is abandoned, during the development stage, the total accumulated expenditure is then written off.

1.14 Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual terms of the instrument.

Recognition

Financial instruments are initially recognised on the trade date.

Measurement

Financial instruments are initially measured at cost. Subsequent to initial recognition these instruments are measured as set out below.

1.14.1 *Trade and other receivables*

Trade and other receivables are stated at gross sales value less discounts, reduced by appropriate allowances for estimated irrecoverable amounts. Foreign debtors are revalued at year-end spot market rates.

1. Accounting policies (continued)

1.14 Financial instruments (continued)

1.14.2 *Investments*

Investments are initially measured at cost, and thereafter are valued at fair value.

Fair value gains on available-for-sale investments and investments held-for-sale are recognised directly in equity and only taken to income once the investment is sold. Losses below original cost are recognised in the income statement. These losses are excluded from calculated headline earnings.

1.14.3 *Bank borrowings*

Interest-bearing bank loans and overdrafts are recorded at the proceeds received net of direct issue costs. Finance charges are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled during the period in which they arise.

1.14.4 *Trade and other payables*

Trade and other payables are stated at gross invoiced value less discounts. Foreign payables are revalued at year-end spot market rates.

1.14.5 *Equity instruments*

Equity instruments issued by the Corporation are recorded at the proceeds received, net of direct issue costs.

1.14.6 *Derivative financial instruments*

The Group uses forward exchange contracts to hedge its risks against foreign currency fluctuations relating to foreign accounts receivable and accounts payable.

Derivative financial instruments have been converted to mark-to-market rates at year-end with the corresponding entry processed through the income statement.

1.15 Provisions for repairs and maintenance

Provisions for repairs and maintenance are recognised for leased assets when the Group has a present legal or constructive obligation as a result of the lease, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

All other provisions for repairs and maintenance are based on the work which has been completed by service and goods providers at year-end that had not been invoiced by the service and goods providers.

1.16 Provisions

A provision is recognised when there is a legal or constructive obligation as a result of a passed event for which it is probable that an outflow of future economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

1.17 Environmental expenditure

Expenditure on plant and equipment for emission control is capitalised and depreciated over the useful lives of the assets while the cost of ongoing current programmes to prevent and control emissions and to rehabilitate the environment is charged against income as incurred.

All future environmental expenditure relating to a past event for which there is a legal or constructive obligation and which will in all probability be incurred and the amount to be incurred is quantifiable, has been provided for. Measurement of liabilities is based on the current legal requirements and existing technology. The carrying amount of liabilities is regularly reviewed and adjusted for appropriate new facts or changes in law or technology.

1.18 Dividends paid

Dividends paid are deducted from retained income in the statement of changes in equity, as and when declared by the Board of Directors. Taxation expenses on the dividends are dealt with in the income statement in the period in which they are paid.

1.19 Discontinued operations

Discontinued operations are material, distinguishable components of an enterprise that have been sold, or are the subject of formal plans for disposal or discontinuance. The profit or loss on the sale of a discontinued operation is determined up to the discontinuance date.

1.20 Segment reporting

The Group is a minerals and metals business. On a primary basis, the Group is organised into three major operating divisions:

- Steel division, comprising mainly the Mapochs mine and the manufacture of vanadium slag, plate, coils and structurals;
- Vanadium division, comprising mainly the manufacture of vanadium products; and
- Ferro-alloy division, comprising mainly the manufacture of manganese products, ferrosilicon and other carbonaceous products.

The basis of segment reporting is representative of the internal structure used for management reporting.

1.21 Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held on call, all of which are available for use by the Group unless otherwise stated.

1.22 Judgements made by management

Preparing financial statements in conformity with IFRS requires estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates. Certain accounting policies have been identified as involving particularly complex or subjective judgements or assessments, as follows:

1.22.1 *Decommissioning and rehabilitation obligations*

Estimating the future costs of environment and rehabilitation obligations is complex and requires management to make estimates and judgements as most of the obligations will be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions are further influenced by changing technologies, political, environmental, safety, business and statutory considerations.

1.22.2 *Asset lives and residual values*

Property, plant and equipment is depreciated over its useful life taking into account residual values, where appropriate. The actual lives of the assets and residual values are assessed annually and may vary depending on a number of factors. In reassessing asset lives, factors such as technological innovation, product life cycles and maintenance programmes are taken into account. Residual value assessments consider issues such as future market conditions, the remaining life of the asset and projected disposal values.

1.22.3 *Post-retirement medical aid liabilities*

Post-retirement medical aid liabilities are provided for certain existing employees. Actuarial valuations are based on assumptions which include employee turnover, mortality rates, the discount rate, health care inflation cost and rates of increase in costs.

	GROUP		CORPORATION	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm
2. Revenue				
Sale of goods	**7 155**	5 036	**5 449**	4 665
3. Operating profit				
Costs by type	**4 382**	3 986	**3 534**	3 755
Raw materials and consumables	**2 297**	1 617	**1 328**	1 385
Employment costs	**816**	754	**814**	752
Railage and transport	**172**	191	**171**	191
Repairs and maintenance	**666**	591	**665**	590
Energy costs	**493**	547	**493**	547
Depreciation and scrapping of property, plant and equipment (note 9 and note 25.1)	**232**	340	**229**	337
Movement in finished goods inventories	**(294)**	(54)	**(166)**	(47)
Operating profit	**2 773**	1 050	**1 915**	910
Operating profit is arrived at after taking into account the following items:				
Inventories recognised as an expense during the year	**4 338**	3 808	**2 922**	3 334
Write-down of inventories to net realisable value	**105**	–	**43**	–
Directors' emoluments	**11**	10	**11**	10
Consultancy fees	**11**	1	**11**	1
Loss on disposal of property, plant and equipment (note 9 and note 25.4)	**5**	3	**3**	3
Auditors' remuneration:				
Audit fees	**3**	2	**2**	2
Other services	**1**	*	*	*
Research costs	**1**	1	**1**	1
Net realised (gains)/losses on foreign currency differences	**(1)**	*	**(1)**	*

** Less than R1 million*

	GROUP		CORPORATION	
4. Interest and investment income received	**2005**	2004	**2005**	2004
Interest on cash investments	**54**	14	**50**	13
Premium on forward exchange contracts	**10**	11	**9**	11
Other investment income	**6**	3	**6**	3
Dividends from subsidiary company			**317**	75
Dividends from Acerinox, S.A.	**4**	11	**4**	11
Share premium distribution from Acerinox, S.A.	**–**	5	**–**	5
	74	44	**386**	118

5. Profit on disposals

5.1 Investments

Acerinox, S.A. and Columbus Stainless (Proprietary) Limited – 2005

On 7 January 2005 half (3 866 666 shares) of the investment in Acerinox, S.A. was sold. The balance was sold on 13 May 2005 together with the 12 per cent interest in Columbus Stainless (Proprietary) Limited. Details of the disposals are outlined below:

	Shares sold	Selling price per share (€)	Proceeds €m	Proceeds Rm
Acerinox, S.A.:				
Shares sold on 7 January 2005	3 866 666	11.20	43.3	**348**
Shares sold on 13 May 2005	3 866 666	11.35	43.9	**350**
Columbus Stainless (Proprietary) Limited	1 770	26 836.16	47.5	**378**
Total proceeds				**1 076**
Original cost of investments				**(833)**
Profit on disposal of investments				**243**
Taxation				**(13)**
Profit after taxation				**230**
The profit before taxation consists of:				
Reclassification to income on disposal of investment in Acerinox, S.A. (note 11.1)				**166**
Profit above revalued cost				**77**
Profit on disposal of investments (note 25.1)				**243**

5.2 Discontinued operation

Spitskop – 2004

During 2004 the Group disposed of its Spitskop quarry operation. The sale was concluded on 1 January 2004 and the profit on disposal was calculated as follows:

Proceeds	**5**
Book value of assets disposed of	**–**
Profit on disposal of discontinued operation	**5**
Taxation	**(2)**
Profit after taxation	**3**

Summary of transactions

	GROUP AND CORPORATION		
	Profit before taxation Rm	Taxation Rm	Profit after taxation Rm
2005			
Disposal of investments	**243**	**(13)**	**230**
2004			
Disposal of discontinued operation	5	(2)	3

	GROUP		CORPORATION	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm

6. Taxation

6.1 Taxation charge

	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
South African:				
Normal				
Current	**505**	258	**505**	255
Prior year overprovision	**(9)**	–	**(9)**	–
Deferred				
Current	**75**	24	**75**	24
Prior year underprovision	**1**	–	**1**	–
Change in corporate taxation rate (note 18)	**(3)**	–	**(3)**	–
Other				
Secondary Tax on Companies	**336**	10	**336**	12
Non-South African:				
Normal				
Current	**200**	21	**–**	–
Prior year overprovision	**(21)**	–	**–**	–
Other				
Secondary Tax on Companies	**52**	–	**–**	–
Taxation charge	**1 136**	313	**905**	291

6.2 Taxation rate reconciliation

	%	%	**%**	%
Tax charge for the year expressed as a percentage of profit before taxation:				
Standard rate	**29.0**	30.0	**29.0**	30.0
Non-taxable income	**(4.4)**	(2.4)	**(3.8)**	(2.5)
Prior year overprovision and Secondary Tax on Companies	**11.7**	1.2	**13.1**	1.3
Current year overprovision	**0.2**	0.7	**0.2**	0.7
Difference in statutory taxation rates	**(1.2)**	0.2	**–**	–
Non-deductible/(deductible) expenditure	**1.3**	(1.2)	**–**	–
Profit on disposal of investments	**(2.3)**	–	**(2.8)**	–
Assessed loss previously not recognised	**0.9**	1.1	**–**	–
Entities exempt from taxation	**1.6**	0.1	**–**	–
Other	**0.4**	(0.1)	**0.5**	(0.1)
Net charge in the income statement – effective rate	**37.2**	29.6	**36.2**	29.4

The Group has tax losses of approximately R24 million (2004: R25 million) available to be offset against future taxable income. A deferred tax asset has not been raised as the recoverability thereof is uncertain.

	GROUP			
	2005		2004	
	Basic	**Basic diluted**	Basic	Basic diluted

7. Earnings per share

7.1 Basic earnings per share

	Basic	**Basic diluted**	Basic	Basic diluted
Earnings – Rm	**1 916**	**1 916**	745	745
Weighted average number of ordinary shares in issue	**98 961 925**	**99 150 098**	98 210 616	99 150 098
Earnings per share (cents)	**1 936.2**	**1 932.6**	757.8	750.6

The calculation of basic and basic diluted earnings per share is based on earnings of R1 916 133 509 (2004: R744 213 651) and a weighted average of 98 961 925 (2004: 98 210 616) ordinary shares in issue during the year and 99 150 098 (2004: 99 150 098) ordinary shares, including exercisable share options, in issue during the year. (Refer note 7.3 for calculation of diluted number of shares used.)

7.2 Headline earnings per share

	Headline	**Headline diluted**	Headline	Headline diluted
Earnings – Rm	**1 722**	**1 722**	866	866
Weighted average number of ordinary shares in issue	**98 961 925**	**99 150 098**	98 210 616	99 150 098
Earnings per share (cents)	**1 739.8**	**1 736.5**	880.8	872.4

The calculation of headline and headline diluted earnings per share is based on earnings of R1 721 742 240 (2004: R865 021 000) and a weighted average of 98 961 925 (2004: 98 210 616) ordinary shares in issue during the year and 99 150 098 (2004: 99 150 098) ordinary shares, including exercisable share options, in issue during the year. (Refer note 7.3 for calculation of diluted number of shares used.)

	2005 Rm	2004 Rm
The reconciliation of headline earnings is as follows:		
Profit attributable to Highveld shareholders	**1 916**	745
Add/(deduct) after tax effect of:		
Profit on disposal of investments in Acerinox, S.A. and Columbus Stainless (Proprietary) Limited (note 5.1)	**(230)**	–
Profit on disposal of discontinued operation (note 5.2)	**–**	(3)
Loss on disposal and scrapping of property, plant and equipment (note 9)	**36**	124
Headline earnings	**1 722**	866

7. Earnings per share (continued)

	2005 Rm	2004 Rm
7.3 Dilutive effect on earnings per share		
Issued share capital as at 31 December		
Potential dilutive effect of exercisable share options	**99 143 098**	98 552 598
	7 000	597 500
Weighted average number of ordinary shares in issue used in calculating diluted earnings per share	**99 150 098**	99 150 098

The calculation of basic and headline earnings per share is based on earnings of R1 916 133 509 (2004: R744 213 651) and R1 721 742 240 (2004: R865 021 000) respectively and a weighted average of 98 961 925 (2004: 98 210 616) ordinary shares in issue during the year.

The calculation of basic diluted and headline diluted earnings per share is based on earnings of R1 916 133 509 (2004: R744 213 651) and R1 721 742 240 (2004: R865 021 000) respectively and 99 150 098 (2004: 99 150 098) ordinary shares in issue for the full year, including exercisable share options.

8. Distributions to shareholders

Dividends – paid

	PER SHARE		GROUP AND CORPORATION	
	2005 cents	2004 cents	**2005 Rm**	2004 Rm
Final no. 59 (2004: no. 57)	**320**	20	**316**	20
Interim no. 61 (2004: no. 58)	**1 050**	120	**1 041**	118
Special no. 60 and 62	**950**	–	**941**	–
Second interim no. 63	**430**	–	**426**	–
Total dividends paid	**2 750**	140	**2 724**	138

The directors propose that a final dividend of 400 cents per share in respect of 2005 (2004: 320 cents ordinary dividend and 300 cents special dividend per share) be paid to shareholders on or about 13 March 2006.

The special dividends arose from the disposal of the shares held in Acerinox, S.A. and the sale of the Group's interest in Columbus Stainless (Proprietary) Limited. Refer to note 5.1.

	Land and mineral rights Rm	Improvements to property Rm	Plant and equipment Rm	Work under construction Rm	Total Rm
9. Property, plant and equipment					
Group					
Cost					
31 December 2003	17	78	2 201	58	2 354
Additions	2	4	333	82	421
	19	82	2 534	140	2 775
Disposals and scrappings	–	(2)	(160)	–	(162)
31 December 2004	19	80	2 374	140	2 613
Additions	–	–	423	201	624
	19	80	2 797	341	3 237
Disposals and scrappings	(1)	(8)	(39)	–	(48)
31 December 2005	**18**	**72**	**2 758**	**341**	**3 189**
Depreciation					
31 December 2003	2	53	1 173	–	1 228
Charge for the year (note 3)	–	5	335	–	340
	2	58	1 508	–	1 568
Disposals and scrappings	–	(2)	(147)	–	(149)
31 December 2004	2	56	1 361	–	1 419
Charge for the year (note 3)	–	1	231	–	232
	2	57	1 592	–	1 651
Disposals and scrappings	–	(2)	(31)	–	(33)
31 December 2005	**2**	**55**	**1 561**	**–**	**1 618**
Net carrying amount					
31 December 2005	**16**	**17**	**1 197**	**341**	**1 571**
31 December 2004	17	24	1 013	140	1 194

A register giving details of all property, plant and equipment including freehold property is available for inspection at the registered office of the Group on request. Plant and equipment having a book value of R140 million (2004: R161 million) has been hypothecated to secure long-term liabilities of R115 million (2004: R181 million) (note 19).

The headline earnings has been adjusted by R5 million before taxation loss (2004: R3 million loss) on disposal of property, plant and equipment and scrapping of property, plant and equipment amounting to R45 million (2004: R179 million). The after taxation adjustment to headline earnings amounts to R36 million (2004: R124 million).

	Land and mineral rights Rm	Improve-ments to property Rm	Plant and equipment Rm	Work under construction Rm	Total Rm
9. Property, plant and equipment (continued)					
Corporation					
Cost					
31 December 2003	16	76	2 140	58	2 290
Additions	2	4	333	82	421
	18	80	2 473	140	2 711
Disposals and scrappings	-	(2)	(160)	–	(162)
31 December 2004	18	78	2 313	140	2 549
Additions	–	–	423	201	624
	18	78	2 736	341	3 173
Disposals and scrappings	–	(6)	(39)	–	(45)
31 December 2005	**18**	**72**	**2 697**	**341**	**3 128**
Depreciation					
31 December 2003	2	51	1 151	–	1 204
Charge for the year (note 3)	–	5	332	–	337
	2	56	1 483	–	1 541
Disposals and scrappings	–	(2)	(147)	–	(149)
31 December 2004	2	54	1 336	–	1 392
Charge for the year (note 3)	–	1	228	–	229
	2	55	1 564	–	1 621
Disposal and scrappings	–	(1)	(31)	–	(32)
31 December 2005	**2**	**54**	**1 533**	**–**	**1 589**
Net carrying amount					
31 December 2005	**16**	**18**	**1 164**	**341**	**1 539**
31 December 2004	16	24	977	140	1 157

A register giving details of all property, plant and equipment including freehold property is available for inspection at the registered office of the Group on request. Plant and equipment having a book value of R140 million (2004: R161 million) has been hypothecated to secure long-term liabilities of R115 million (2004: R181 million) (note 19).

	CORPORATION	
	2005	2004
	Rm	Rm

10. Interest in subsidiary and joint ventures

10.1 Interest in subsidiary

	2005 Rm	2004 Rm
Unlisted shares at cost	**1**	1
Unsecured loans to subsidiary	*	*
	1	1

Details of holdings in individual investments are set out on page 79.

** Less than R1 million*

10.2 Investment in joint ventures

The Corporation holds a 50 per cent share (2004: 50 per cent) in Ferroveld (paste manufacturer) and a 50 per cent share (2004: 50 per cent) in South Africa Japan Vanadium (Proprietary) Limited, a company that converts vanadium pentoxide into ferrovanadium.

	2005 Rm	2004 Rm
Investment at cost	**15**	15
Unsecured loans to joint ventures	**15**	15
	30	30
Current accounts due by joint ventures	**(76)**	(27)

Details of holdings in individual investments are set out on page 79.

The following are summarised financial statements for the Corporation's share in the joint ventures for the year under review:

	2005 Rm	2004 Rm
Income statements		
Revenue	**432**	186
(Loss)/profit before taxation	**(2)**	4
Balance sheets		
Assets		
Property, plant and equipment	**45**	46
Current assets	**204**	51
	249	97
Equity and liabilities		
Investment in unlisted shares (at cost)	**15**	15
Retained profit	**13**	15
Group's interest	**28**	30
Long-term loans and provisions	**16**	16
Current liabilities	**205**	51
	249	97
Cash flow statements		
Cash inflow from operating activities	**44**	3
Cash outflow from investing activities	**(3)**	(2)
Net cash inflow	**41**	1

10.3 Total interest in subsidiary and joint ventures

	2005 Rm	2004 Rm
Unlisted shares at cost (note 10.1)	**1**	1
Investment at cost (note 10.2)	**15**	15
Unsecured loans to subsidiaries and joint ventures (notes 10.1 and 10.2)	**15**	15
Total interest in subsidiary and joint ventures	**31**	31

	GROUP		CORPORATION	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm
11. Investments				
11.1 Available-for-sale investments				
– Acerinox, S.A.				
Value of shares received from disposal of Columbus Joint Venture	**533**	533	**533**	533
Fair value surplus transferred to equity (note 17.2)	**166**	167	**166**	167
Fair value re-classified to income on disposal (notes 5.1 and 17.2)	**(166)**	–	**(166)**	–
Original cost of investment disposed	**(533)**	–	**(533)**	–
Fair value at end of year	**–**	700	**–**	700
Less: Acerinox, S.A. shares re-classified as held-for-sale	**–**	350	**–**	350
Remaining Acerinox, S.A. shares available-for-sale	**–**	350	**–**	350
– Columbus Stainless (Proprietary) Limited				
Value of shares received from disposal of Columbus Joint Venture	**300**	300	**300**	300
Original cost of investment disposed	**(300)**	–	**(300)**	–
Remaining Columbus Stainless (Proprietary) Limited shares available-for-sale	**–**	300	**–**	300
– VRB Power Systems Inc.				
Investment at cost	**1**	1		
Fair value surplus transferred to equity (note 17.2)	**3**	3		
Fair value at end of year	**4**	4		
– Preference shares: Ned Investment Trust				
Reclassified from investment held-to-maturity	**50**	–	**50**	–
Investment in preference shares	**50**	–	**50**	–
Fair value at end of year	**100**	–	**100**	–
Total available-for-sale investments				
Acerinox, S.A.	**–**	350	**–**	350
Columbus Stainless (Proprietary) Limited	**–**	300	**–**	300
VRB Power Systems Inc.	**4**	4	**–**	–
Ned Investment Trust	**100**	-	**100**	–
	104	654	**100**	650

Refer to note 5 for further details on the disposal of Acerinox, S.A. and Columbus Stainless (Proprietary) Limited.

The available-for-sale investments are carried at market value. The fair value of the investment in Acerinox, S.A. was determined by reference to the Madrid Stock Exchange. The fair value of the investment in VRB Power Systems Inc. is determined by reference to the Toronto Stock Exchange quoted bid prices on 31 December and converted to Rands at the closing spot Euro/Rand and Canadian Dollar/Euro exchange rates. Available-for-sale investments which are expected to be realised in the next twelve months are classified as current assets.

The investment in preference shares consists of a R50 million investment where preference dividends are calculated at 60 per cent of the prime overdraft rate and a R50 million investment where preference dividends are calculated at 58 per cent of the prime overdraft rate. Preference dividends accrued to 31 December 2005 amounted to R1.829 million (2004: R0.913 million).

The preference shares do not have a fixed maturity date and have been re-classified as available-for-sale. The only prevailing condition is that a notice period of 90 days is required before the shares may be sold.

	GROUP		CORPORATION	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm
11. Investments (continued)				
11.2 Investment held-to-maturity				
Preference shares held with Ned Investment Trust	**–**	50	**–**	50
The prior year figure has been reclassified to available-for-sale investments.				
12. Inventories				
Finished goods	**574**	280	**431**	265
Work-in-progress	**160**	40	**160**	40
Raw materials	**121**	117	**92**	87
Consumable stores	**115**	100	**115**	99
Inventories	**970**	537	**798**	491
Inventories carried at fair value less costs to sell	**353**	52	**223**	52
13. Trade and other receivables				
Trade receivables	**618**	599	**498**	531
Other receivables	**31**	16	**31**	16
Less: provision for doubtful debts	**–**	(29)	**–**	(29)
Trade and other receivables	**649**	586	**529**	518

Trade and other receivables are made up of amounts due for the sale of goods for which the credit period granted ranges between 30 and 60 days. The provision for doubtful debts is an estimate of amounts considered irrecoverable.

The Group utilises forward contracts to eliminate or reduce the exchange risk exposure of accounts receivable denominated in foreign currencies. The Group is party to a variety of foreign currency forward contracts in the management of its foreign exchange rate exposures. The instruments purchased are primarily amounts denominated in the functional currency of the Group. The fair value of these forward cover contracts has been included under trade and other payables. The directors consider that the carrying amounts of trade and other receivables approximate their fair value.

	GROUP		CORPORATION	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm
14. Trade and other payables				
Trade payables	**393**	275	**162**	222
Other payables	**345**	358	**347**	359
Trade and other payables	**738**	633	**509**	581
The directors consider that the carrying amounts of trade and other payables approximate their fair value.				
15. (Net borrowings)/ cash and cash equivalents				
15.1 Cash and cash equivalents	**602**	358	**99**	327
15.2 Less: Long-term liabilities (note 19)	**36**	115	**36**	115
15.3 Less: Short-term loans (note 20)	**626**	83	**626**	69
15.4 Less: Loans from joint venture	**38**	14	**76**	27
15.5 (Net borrowings)/net cash and cash equivalents	**(98)**	146	**(639)**	116

	GROUP AND CORPORATION	
	2005	2004
	Rm	Rm
16. Share capital and premium		
16.1 Authorised		
139 990 000 ordinary shares of R1 each	**140**	140
1 000 000 variable rate redeemable cumulative preference shares of 1 cent each	*	*
Issued		
99 143 098 (2004: 98 552 598) ordinary shares of R1 each	**99**	99
Share premium	**486**	471
Balance at beginning of year	**471**	462
Arising from issue of shares during the year	**15**	9
Balance at end of year	**585**	570

** Less than R1 million*

16.2 Of the total of 4 957 155 (2004: 4 927 630) unissued ordinary shares (note 31.1) under the specific authority of the directors in terms of the Share Option Scheme, 3 419 500 (2004: 3 419 500) shares (excluding lapsed options) have been offered to participants, leaving a balance of 1 537 655 (2004: 1 508 130) shares available for the scheme. Of the shares offered 590 500 (2004: 632 800) were allotted in 2005.

16.3 The directors are authorised to allot, after providing for the issue in terms of 16.2 above, all or any of the remaining unissued shares on such terms and conditions as they may determine. This authority will remain in place until the next annual general meeting.

	GROUP		CORPORATION	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm
17. Non-distributable reserves				
17.1 Translation and share-based payment reserves				
Balance at beginning of year	**–**	1	**1**	1
Currency translation differences	**(34)**	(1)	**–**	–
Recognition of share-based payments	**3**	–	**3**	–
Balance at end of year	**(31)**	–	**4**	1

	GROUP		CORPORATION	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm

17. Non-distributable reservess (continued)

17.2 Fair value reserve

	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
Acerinox, S.A.				
Balance at beginning of year	**167**	75	**167**	75
Revaluation of investment in Acerinox, S.A.	**(1)**	92	**(1)**	92
Fair value transferred to equity (note 11.1)	**166**	167	**166**	167
Fair value re-classified to income on disposal (note 11.1)	**(166)**	–	**(166)**	–
Balance at end of year	**–**	167	**–**	167
VRB Power Systems Inc.				
Balance at beginning of year	**3**	3	**–**	–
Revaluation of investment in VRB Power Systems Inc.	**–**	–	**–**	–
Balance at end of year (note 11.1)	**3**	3	**–**	–
Old Mutual investments for Environmental Trust Fund				
Balance at beginning of year	**–**	–		
Revaluation of investment in Old Mutual (note 28)	**1**	–		
Balance at end of year	**1**	–		

17.3 Total

	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
Translation and share-based payment reserves	**(31)**	–	**4**	1
Fair value reserve:				
Acerinox, S.A.	**–**	167	**–**	167
VRB Power Systems Inc.	**3**	3	**–**	–
Old Mutual investments for Environmental Trust Fund	**1**	–		
Total non-distributable reserves	**(27)**	170	**4**	168

18. Deferred taxation

	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
Movement in deferred taxation liabilities:				
Balance at beginning of year	**100**	76	**100**	76
Charged to income	**76**	24	**76**	24
Taxation rate change (note 6.1)	**(3)**		**(3)**	
Recognised in equity (note 27)	**(9)**	–	**(9)**	–
	164	100	**164**	100
Deferred taxation is provided on temporary differences applicable to:				
Capital allowances	**281**	208	**281**	208
Provisions	**(91)**	(92)	**(91)**	(92)
Post-retirement medical benefits	**(26)**	(16)	**(26)**	(16)
	164	100	**164**	100

	GROUP		CORPORATION	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm

19. Long-term borrowings

	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm
Secured capitalised finance leases (note 9)	**115**	181	**115**	181
Less: amounts payable within twelve months included in short-term loans (note 20)	**79**	66	**79**	66
Long-term borrowings	**36**	115	**36**	115

Details of the periods when payments are due under finance leases are as follows:

	Lease payments		**Present value of minimum lease payments**	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm
Group and Corporation				
Amounts payable under finance leases:				
Within one year	**87**	82	**79**	66
In the second to fifth years inclusive	**37**	123	**31**	109
Thereafter	**6**	8	**5**	6
	130	213	**115**	181
Less: future finance charges	**15**	32		
Present value of lease obligation	**115**	181	**115**	181
Less: amounts due for settlement within twelve months shown under current liabilities			**79**	66
Amount due for settlement after twelve months			**36**	115

The terms of the leases are between 3 and 11 years and bear interest at rates ranging from 5.53 per cent to 11.48 per cent per annum.

All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The obligations under finance leases are secured by the lessor's charge over the leased assets (note 9).

The directors may, in terms of the Articles of Association, borrow from time to time such sums and for such purposes of the Group as they may deem fit.

	GROUP		CORPORATION	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm

20. Short-term loans

	GROUP 2005 Rm	GROUP 2004 Rm	CORPORATION 2005 Rm	CORPORATION 2004 Rm
Call borrowings	**497**	14	**497**	–
Short-term portion of secured capitalised finance leases (note 19)	**79**	66	**79**	66
Trade finance	**49**	–	**49**	–
Interest accrued on secured capitalised finance leases	**1**	3	**1**	3
Total short-term loans (note 15.3)	**626**	83	**626**	69

Call borrowings which are unsecured bear interest at a floating rate of between 7.05 per cent and 7.25 per cent (2004: 8.55 per cent). These borrowings will be settled from surplus cash generated.

The terms and conditions of the secured capitalised finance leases are reflected in note 19.

Trade finance arrangements are unsecured and bear no interest.

21. Related party transactions

Related party transactions with fellow subsidiaries and associates of the Group are concluded on an arm's length basis. Details of material related party transactions entered into during the year are summarised below:

	GROUP			
	Interest received Rm	**Sales Rm**	**Purchases Rm**	**Net amounts (owed by)/ owed to as at 31 Dec 2005 Rm**
Anglo American plc (ultimate holding company)	4			***–**
Anglo American Corporation of South Africa Limited (holding company)	26			****–**
Anglo Coal Bank Colliery, a division of Anglo Operations Limited (fellow subsidiary)			41	**(13)**
Ferroveld Joint Venture (joint venture)			18	**(3)**
Kumba Resources Limited (fellow subsidiary)			2	**(1)**
Samancor Limited (fellow subsidiary)			50	**(5)**
Scaw Metals, a division of Anglo Operations Limited (fellow subsidiary)		56	6	**4**
South African Coal Estates, a division of Anglo Operations Limited (fellow subsidiary)			135	**(24)**
South Africa Japan Vanadium (Proprietary) Limited (joint venture)		1 057		**69**

* Anglo American plc

Investment of Hochvanadium's surplus cash with Anglo American plc. The surplus cash has not been re-invested with Anglo American plc at year-end but remains in Hochvanadium's current account with the bank of Austria. The balance that Hochvanadium held in its current account at year-end amounted to R503 million (Deposit with Anglo American plc in 2004: R21 million).

** Anglo American Corporation of South Africa Limited

A proportion of the Group's surplus cash, in its functional currency, is invested in a call deposit with Anglo American Corporation of South Africa Limited. At year-end, no funds were invested with Anglo American Corporation of South Africa Limited.

21. Related party transactions (continued)

Net amounts (owed by)/owed to as at 31 December 2005 are arrived at through normal trade activities.

Balances (owed by)/owed to bear no interest and are unsecured and the payment terms for purchases are 30 days from date of statement. Payment terms for sales made to Scaw Metals are also 30 days from date of statement, but sales made to South Africa Japan Vanadium (Proprietary) Limited are 15 days from date of statement.

Details of transactions with directors appear in the Directors' Report. Interest in subsidiaries and details of the ultimate holding company are disclosed on page 79.

	GROUP		CORPORATION	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm
22. Commitments				
Capital expenditure approved by the directors				
Contracted	**363**	113	**363**	113
Authorised but not contracted	**219**	201	**219**	201
	582	314	**582**	314

Included in the above is contracted expenditure of R2.143 million (2004: R0.973 million) and uncontracted expenditure of R5.487 million (2004: R7.647 million) relating to approved capital expenditure of joint ventures.

It is expected that all capital commitments will be expended in the coming year and be financed out of internally generated cash flow or available funding facilities.

23. Contingent liabilities

There are no known contingent liabilities as at 31 December 2005 (2004: Nil).

24. Provisions

Included under provisions are the following major categories which have arisen as a result of past obligating events which could be reasonably quantified and are expected to be incurred:

Leave pay

In terms of the Group's policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle. The provision is reviewed annually.

Bonus

A provision is raised for bonus entitlements applicable to the current year paid in the subsequent year.

Litigation

Provisions are raised for possible legal claims.

Onerous contracts

The provision relates to onerous contracts for the recovery of manganese from the Transalloys slag dump and the supply of anti-retroviral drugs to Highveld employees.

Environmental rehabilitation

Provision is made on a progressive basis for environmental rehabilitation costs where a legal or constructive obligation is recognised as a result of past events and where the cost of future expenditure can be reliably quantified. Estimates are based on costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Post-retirement medical benefits

(Refer note 27 – Medical benefits)

24. Provisions (continued)

	Leave pay Rm	Bonus Rm	Litigation Rm	Onerous contracts Rm	Environ-mental rehabilita-tion Rm	Post-retirement medical benefits Rm	Total Rm
Group and Corporation							
Balance at 31 December 2003	72	21	44	9	49	69	264
Amounts charged/(credited) to income	25	54	(11)	(4)	3	(7)	60
Payments charged against provision	(26)	(41)	–	–	–	(7)	(74)
Balance at 31 December 2004	71	34	33	5	52	55	250
Amounts charged/(credited) to income	27	33	6	(2)	80	7	151
Amounts recognised in equity (note 27)	–	–	–	–	–	31	31
Payments charged against provision	(20)	(28)	–	–	(8)	(4)	(60)
Balance at 31 December 2005	**78**	**39**	**39**	**3**	**124**	**89**	**372**
Total long-term provisions – 2005	**–**	**–**	**–**	**–**	**97**	**89**	**186**
– 2004	–	–	–	–	42	55	97
Total short-term provisions – 2005	**78**	**39**	**39**	**3**	**27**	**–**	**186**
– 2004	71	34	33	5	10	–	153

25. Notes to the cash flow statements

25.1 Cash generated by operations

	GROUP **2005 Rm**	GROUP 2004 Rm	CORPORATION **2005 Rm**	CORPORATION 2004 Rm
Continuing operations				
Profit before interest, investment income and taxation	**3 016**	1 050	**2 158**	910
Adjustment for:				
Depreciation of property, plant and equipment (note 3)	**232**	340	**229**	337
Increase/(decrease) in long-term environmental rehabilitation provision	**55**	(2)	**55**	(2)
Transfer from/(to) post-retirement medical benefits provision	**7**	(7)	**7**	(7)
Profit on disposal of investments (note 5.1)	**(243)**	–	**(243)**	–
Increase in share-based payment reserve	**3**	–	**3**	–
Consolidation of Environmental Trust Fund	**(3)**	–	**–**	–
Loss before tax on disposal and scrapping of property, plant and equipment	**5**	3	**3**	3
Currency translation difference	**(36)**	(1)	**–**	–
	3 036	1 383	**2 212**	1 241

	GROUP		CORPORATION	
	2005	2004	**2005**	2004
	Rm	Rm	**Rm**	Rm
25. Notes to the cash flow statements (continued)				
25.1 Cash generated by operations (continued)				
Discontinued operation				
Proceeds received from sale of discontinued operation		5		5
	–	5	**–**	5
Total cash generated by operations	**3 036**	1 388	**2 212**	1 246
25.2 Utilised to increase working capital				
Increase in inventories	**(433)**	(29)	**(307)**	–
Increase in trade and other receivables	**(63)**	(161)	**(11)**	(147)
Increase/(decrease) in payables and provisions	**138**	57	**(39)**	53
Annuity purchased for pensioners (note 27)	**(4)**	(7)	**(4)**	(7)
Currency translation reserve on working capital	**(2)**	–	**–**	–
	(364)	(140)	**(361)**	(101)
25.3 Taxation paid				
Amounts unpaid at beginning of year	**(197)**	(1)	**(175)**	–
Amounts debited to the income statement	**(1 063)**	(289)	**(832)**	(267)
Currency translation reserve on taxation	**5**	–	**–**	–
Amounts unpaid at end of year	**600**	197	**353**	175
	(655)	(93)	**(654)**	(92)
25.4 Proceeds on disposal of property, plant and equipment				
Book value of property, plant and equipment disposed	**15**	13	**13**	13
Loss before taxation on disposal of property, plant and equipment (note 3)	**(5)**	(3)	**(3)**	(3)
	10	10	**10**	10

	Share capital and premium Rm	NON-DISTRIBUTABLE RESERVES Translation and share based payment reserves Rm	Fair value reserve Rm	Retained profit Rm	Total Rm
26. Statements of changes in shareholders' equity					
Group – 2004					
Currency translation differences		(1)			(1)
Fair value gain on Acerinox, S.A. investment			92		92
Net income recognised directly in equity		(1)	92		91
Profit attributable to Highveld shareholders				745	745
Total recognised income and expense for the year		(1)	92	745	836
Balance at 31 December 2003	560	1	78	990	1 629
Proceeds from shares issued	10				10
Dividends paid				(138)	(138)
Balance at 31 December 2004	570	–	170	1 597	2 337
Group – 2005					
Currency translation differences		(34)			(34)
Fair value reclassified to income on disposal of Acerinox, S.A.			(166)		(166)
Fair value loss on Acerinox, S.A. investment			(1)		(1)
Fair value gain on investment in Old Mutual			1		1
Actuarial loss recognised directly in equity				(31)	(31)
Tax on above taken directly to equity				9	9
Net expense recognised directly in equity		(34)	(166)	(22)	(222)
Profit attributable to Highveld shareholders				1 916	1 916
Total recognised income and expense for the year		(34)	(166)	1 894	1 694
Balance at 31 December 2004	570	–	170	1 597	2 337
Proceeds from shares issued	15				15
Dividends paid				(2 724)	(2 724)
Recognition of share-based payments		3			3
Balance at 31 December 2005	**585**	**(31)**	**4**	**767**	**1 325**

26. Statements of changes in shareholders' equity (continued)

	Share capital and premium Rm	NON-DISTRIBUTABLE RESERVES Translation and share based payment reserves Rm	Fair value reserve Rm	Retained profit Rm	Total Rm
Corporation – 2004					
Fair value gain on Acerinox, S.A. investment			92		92
Net income recognised directly in equity			92		92
Profit attributable to Highveld shareholders				702	702
Total recognised income and expense for the year			92	702	794
Balance at 31 December 2003	560	1	75	955	1 591
Proceeds from shares issued	10				10
Dividends paid				(138)	(138)
Balance at 31 December 2004	570	1	167	1 519	2 257
Corporation – 2005					
Fair value loss on Acerinox, S.A. investment			(1)		(1)
Fair value reclassified to income on disposal of Acerinox, S.A.			(166)		(166)
Actuarial loss recognised directly in equity				(31)	(31)
Tax on above taken directly to equity				9	9
Net expense recognised directly in equity			(167)	(22)	(189)
Profit attributable to Highveld shareholders				1 598	1 598
Total recognised income and expense for the year			(167)	1 576	1 409
Balance at 31 December 2004	570	1	167	1 519	2 257
Proceeds from shares issued	15				15
Dividends paid				(2 724)	(2 724)
Recognition of share-based payments		3			3
Balance at 31 December 2005	**585**	**4**	**–**	**371**	**960**

Detailed analyses of share capital and premium, translation, share-based payment and fair value reserves appear in notes 16 and 17.

27. Employee benefit obligations

Retirement benefits

The Group provides retirement benefits for its employees. The schemes available are defined benefit funds and defined contribution funds. Members pay a contribution of between 6 per cent and 7.5 per cent of pensionable salary, with the employer's contribution of between 14 per cent and 14.9 per cent of pensionable salary being expensed as incurred.

All retirement and pension funds are governed by the South African Pension Funds Act of 1956.

Defined benefit pension fund

Nine employees (2004: 13) belong to the Highveld Staff Pension Fund. Under this scheme the employees are entitled to retirement benefits of between 2 per cent and 2.1 per cent of final salary for each year of service on attainment of normal retirement age. The pension fund was last valued during 2003 and the next date of valuation will be during 2006. The actuarial value in terms of IAS 19 is immaterial.

27. Employee benefit obligations (continued)

Multi-employer defined contribution and benefit funds

2 918 employees (2004: 2 972), excluding joint ventures complement, are members of various multi-employer defined contribution funds as well as defined benefit funds which are controlled by different administrators. There is no commitment by the Group, formal or otherwise, to meet unfunded benefits for these funds. The Group contributed R15.084 million (2004: R14.387 million) to these funds.

Medical benefits

The provision relates to active members who have the right to post-retirement medical benefits. The benefits differ depending on the employee's employment date and entitlement to these benefits is dependent upon the employee remaining in service until retirement age and is subject to periodic review. New engagements after 31 December 2001 do not enjoy any post-retirement medical aid benefits. The Group recognises the estimated aggregate liabilities on an actuarial basis over the working lives of eligible employees. The accumulated post-retirement medical aid obligation and the annual cost of those benefits are determined annually by independent actuaries. When qualifying employees retire annuities are purchased in their names releasing the Corporation of all future liabilities. Annuities of R4 million were acquired in 2005 (2004: R7 million) for qualifying employees proceeding on retirement.

	GROUP AND CORPORATION	
	2005	2004
	Rm	Rm
Present value of unfunded obligations and liability in balance sheet at end of year (note 24)*	**89**	55
The amounts recognised in the income statement during the year are as follows:		
Service cost	**3**	4
Interest cost	**4**	6
Actuarial loss	**–**	1
Total included in employment costs	**7**	11
The amount recognised directly in equity:*		
Actuarial loss (note 26)	**31**	–
Deferred tax (note 18)	**(9)**	–
Net amount recognised in equity	**22**	–
Movements in the liability recognised in the balance sheet are as follows:		
Present value of unfunded obligations and liability in balance sheet at beginning of year	**55**	69
Service cost	**3**	4
Interest cost	**4**	6
Actuarial loss	**31**	1
Utilised to buy annuities for pensioners (note 25.2)	**(4)**	(7)
Reversal of excess provision provided by employer with the view to change to a defined contribution liability	**–**	(18)
Present value of unfunded obligations and liability in balance sheet at end of year	**89**	55
Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):		
Discount rate at 31 December (%)	**7.75**	8.00
Health care cost inflation (%)	**5.25**	5.00

** The comparative amounts were not restated due to the immateriality of the amount, recognised as an actuarial loss, in the prior year.*

28. Environmental Trust investments

An environmental trust fund has been established for Mapochs and De Hoop mines. It is registered with the Master of the Supreme Court. The capital contribution for the year to the trust amounted to R nil (2004: R387 200) due to a contribution holiday.

This trust fund was consolidated into the Group's financial statements from the 2005 financial year for the first time. Prior year figures have not been restated as the directors believe the amounts are immaterial. Details of investments are as follows:

	Cost Rm	**Fair value adjustment Rm**	**Closing balance at 31 December Rm**
6 300 Old Mutual shares	*	*	*
Endowment policy with Old Mutual**	2	1	3
Total investments	**2**	**1**	**3**

* *Less than R1 million.*

** *Contributions to the endowment policy commenced on 1 March 1996, the maturity date is 1 March 2017 with a guaranteed maturity benefit of R6.685 million.*

29. Business segments

The Group is organised into three operating divisions, giving the basis on which primary segment information is reported.

The segments are:

Steel segment produces vanadium slag, billets, slabs, hot-rolled profiles and flat products.

Vanadium segment produces vanadium pentoxide, ferrovanadium and vanadium chemicals.

Ferro-alloys segment produces manganese alloys, ferrosilicon, electrode paste and char.

Transfers between segments are accounted for at prices determined with reference to market prices charged to unaffiliated customers and are eliminated on consolidation. The inter-segmental transactions are not material and are therefore not disclosed separately.

Financial information pertaining to business segments is as follows:

	Steel		**Vanadium****		**Ferro-alloy**		**Group**	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm
Revenue	**2 846**	2 748	**3 624**	1 123	**685**	1 165	**7 155**	5 036
Profit before interest and taxation	**552**	409	**2 194**	349	**27**	292	**2 773**	1 050
Property, plant and equipment	**1 027**	775	**331**	280	**213**	139	**1 571**	1 194
Current assets excluding cash and investments	**733**	561	**547**	339	**339**	223	**1 619**	1 123
Capital expenditure	**362**	310	**118**	30	**144**	81	**624**	421
Net cash (outflow)/inflow	**(488)**	204	**680**	208	**(436)**	157	**(244)**	569
Non-cashflow items:								
Depreciation	**142**	258	**54**	27	**36**	55	**232**	340
Loss on disposal of property, plant and equipment	**5**	3	**–**	–	**–**	–	**5**	3

***Hochvanadium Holding AG and South Africa Japan Vanadium (Proprietary) Limited are included in the Vanadium segment.*

Trade and other payables cannot be accurately split for segmental purposes.

29. Business segments (continued)

Financial information pertaining to geographical segments is as follows:

	Africa		**North America**		**Europe**		**Australasia**		**Group**	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm
Revenue by location of customer	**2 945**	2 507	**477**	530	**2 813**	1 169	**920**	830	**7 155**	5 036
Revenue by source of assets	**5 252**	4 568	**–**	–	**1 903**	468	**–**	–	**7 155**	5 036
Profit before interest and taxation by source of assets	**2 150**	952	**–**	–	**866**	98	**–**	–	**3 016**	1 050

Profit before interest and taxation equals segment revenue less segment expenses. Segment expenses represent direct or reasonably allocable expenses on a segmental basis.

Assets and liabilities include directly and reasonably allocable assets and liabilities. Given the concentration of assets and liabilities in South Africa, it is not meaningful to allocate such elements on a geographical basis.

30. Financial instruments

The Group financial instruments consist of trade and other receivables, investments, bank borrowings, trade and other payables, equity instruments and derivative financial instruments. Derivative instruments are forward exchange contracts used by the Group for hedging purposes. The Group does not speculate in the trading of such instruments.

30.1 Foreign currency risk management

The Group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts.

Trade import and export exposures are hedged using forward exchange contracts.

Material forward exchange contracts relating to specific balance sheet items at 31 December are summarised below:

	Foreign amount US$m	**Contract value Rm**	**Fair value gain/(loss) Rm**
2005			
Exports	**22**	**138**	**1**
Imports	**4**	**25**	**–**
2004			
Exports	32	188	5
Imports	3	17	(1)

30.2 Interest rate risk management

The Group is exposed to interest rate risk as it borrows funds at floating interest rates. The risk is managed and at the end of the interest rate downward cycle an appropriate portion of borrowings will be transferred to fixed rates. Details of the interest rate profile for long-term borrowings are disclosed in note 19.

30. Financial instruments (continued)

30.3 Maturity profile of financial instruments

	0-12 months Rm	1-2 years Rm	3-5 years Rm	>5 years Rm	Total Rm
2005					
Assets					
Available-for-sale investments	**100**	**–**	**4**	**–**	**104**
Environmental Trust investments	**–**	**–**	**–**	**3**	**3**
Trade and other receivables	**636**	**2**	**4**	**7**	**649**
Cash and cash equivalents	**602**	**–**	**–**	**–**	**602**
Liabilities					
Interest bearing borrowings	**626**	**28**	**5**	**3**	**662**
Loans from joint ventures	**38**	**–**	**–**	**–**	**38**
Trade and other payables	**738**	**–**	**–**	**–**	**738**
2004					
Assets					
Available-for-sale investments	–	350	4	300	654
Investments held-for-sale	350	–	–	–	350
Investments held-to-maturity	50	–	–	–	50
Trade and other receivables	571	2	5	8	586
Cash and cash equivalents	358	–	–	–	358
Liabilities					
Interest bearing borrowings	83	93	18	4	198
Loans from joint ventures	14	–	–	–	14
Trade and other payables	633	–	–	–	633

30.4 Credit risk management

Credit risk relates to potential exposure on cash and cash equivalents, investments and trade receivables. The Group limits its exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The Group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions are spread amongst approved counterparties. The credit risk on liquid funds is limited because the counterparties are Anglo American plc and banks with high credit ratings assigned by international credit rating agencies.

Trade and other receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial position of customers and letters of credit or credit guarantee cover is purchased in most cases.

30.5 Liquidity risk management

The Group manages liquidity risk by maintaining adequate banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows.

30.6 Fair value of financial assets and liabilities

All financial instruments are carried at fair value or amounts that approximate fair value.

The carrying amounts for investments, cash, cash equivalents, as well as the current portion of receivables, payables and interest bearing borrowings, approximate fair value due to the short-term nature of these instruments.

The fair values have been determined using available market information and appropriate valuation methodologies.

31. Equity compensation benefits

31.1 Share Option Scheme

The Corporation operates a Share Option Scheme for the benefit of senior management, including executive directors.

Details of the Share Option Scheme are as follows:	
Number of shares available for utilisation at 1 January 2004	4 895 690
Add: Increase in share allocation due to an increase in issued shares	31 940
Number of shares available for utilisation at 31 December 2004	4 927 630
Add: Increase in share allocation due to an increase in issued shares	29 525
Number of shares available for utilisation at 31 December 2005 (note 16)	**4 957 155**
Movement in options granted is as follows:	
Number of outstanding options at 1 January 2004	1 285 200
Number of options lapsed during the year	(54 900)
Number of options exercised during the year	(632 800)
Number of options granted during the year	75 000
Number of outstanding options at 31 December 2004	672 500
Number of options exercised during the year	(590 500)
Number of outstanding options at 31 December 2005	**82 000**

Terms of the options at year-end are as follows:

	Option price R	Number of options granted	Number of options exercisable	Number of options un-exercisable
2005				
	10.50	**2 000**	**2 000**	**–**
	12.50	**5 000**	**5 000**	**–**
	18.00	**75 000**	**–**	**75 000**
		82 000	**7 000**	**75 000**
2004				
	10.50	56 500	56 500	–
	12.50	131 000	131 000	–
	18.00	75 000	–	75 000
	28.75	305 000	305 000	–
	37.25	105 000	105 000	–
		672 500	597 500	75 000

31. Equity compensation benefits (continued)

31.2 Long-term Incentive Plan Scheme

Ordinary shares may be awarded for no consideration in terms of this scheme. The number of shares issued during the year and at the end of the year was as follows:

Year of grant	Performance period end date	Shares conditionally awarded during the year	Shares outstanding at 31 December 2005
2005	31 December 2007	10 775	10 775

31.3 Share Appreciation Right Scheme

Ordinary shares may be awarded for no consideration in terms of this Scheme. The number of shares issued during the year and at the end of the year was as follows:

Year of grant	Shares conditionally awarded during the year	Awards outstanding at 31 December 2005	Earliest vesting date
2005	436 598	436 598	2007

Definitions of terms used in the annual financial statements:

Corporation	The Corporation includes the Highveld Steelworks, Rand Carbide division, Transalloys division, Vanchem division and Ferroveld Joint Venture.
Current assets	Current assets include inventories, trade and other receivables and cash and cash equivalents.
Current liabilities	Current liabilities include trade and other payables, short-term provisions, taxation liabilities and short-term loans.
Current ratio	Current assets divided by current liabilities.
Dividend cover (times)	
– based on declared ordinary dividends	Basic earnings per share (cents) divided by declared ordinary dividends attributable to financial year profits (cents).
– based on paid ordinary dividends	Basic earnings per share (cents) divided by paid ordinary dividends during current financial year (cents).
Dividend yield percentage	Declared ordinary dividends per share attributable to financial year profits divided by the market share price at year-end expressed as a percentage.
Earnings yield percentage	Group headline earnings per share divided by the market share price at year-end expressed as a percentage.
EBITDA	Profit before interest, taxation and depreciation from total operations.
Exports as percentage of revenue	Gross value of exports divided by gross revenue expressed as a percentage.
Gross revenue per man year	Gross revenue (excluding joint ventures) divided by number of employees at year-end (excluding joint ventures).
Group	The Group consists of the Corporation, South Africa Japan Vanadium (Proprietary) Limited, Hochvanadium Holding AG and the Highveld Steel and Vanadium Corporation Limited Environmental Fund.
IFRS	International Financial Reporting Standards issued by the International Accounting Standards Board.
Interest cover	Profit before interest and taxation divided by interest paid.
Investments	Investments include investments in: Acerinox, S.A., Columbus Stainless (Proprietary) Limited, VRB Power Systems Inc. and preference shares held with Ned Investment Trust.
Net cash and cash equivalents/ (net borrowings)	Cash and cash equivalents less short-term loans, loans from subsidiaries and joint ventures and long-term borrowings.
Net cash and cash equivalents/ (net borrowings) as percentage of shareholders' equity	Net cash and cash equivalents/(net borrowings) divided by shareholders' equity expressed as a percentage.
Net cash inflow/(outflow)	Net cash inflow/(outflow) represents the sum of cash flows from operating and investing activities.
Net worth (cents/share)	Shareholders' equity divided by the ordinary shares in issue.
Non-current liabilities	Non-current liabilities include deferred taxation and long-term liabilities.
Price: Earnings ratio	Market share price at year-end divided by Group headline earnings per share.
Quick ratio	Current assets less inventories, divided by current liabilities.
Return on Capital Employed (ROCE)	Profit before interest and taxation divided by the sum of shareholders' equity and non-current liabilities expressed as a percentage.
Shareholders' equity	Shareholders' equity includes issued share capital, share premiums, distributable and non-distributable reserves.
Short-term borrowings as percentage of shareholders' equity	Short-term loans divided by shareholders' equity expressed as a percentage.
Total liabilities as percentage of shareholders' equity	Current liabilities and long-term liabilities divided by shareholders' equity expressed as a percentage.

Shareholder spread	Number of shareholders Number	%
Shareholder type		
Public:		
Certificated	722	17.62
Electronic	3 369	82.24
Non-public:		
Certificated	1	0.02
Electronic	5	0.12
Total	4 097	100.00

List of major shareholders having a direct or indirect beneficial interest in 5 per cent or more of the Group's issued shares	Shares	%
Anglo South Africa Capital (Proprietary) Limited (The ultimate holding company is Anglo American plc)	78 342 988	79.02

Ordinary share performance on the JSE Limited
for the years ended 31 December

	2005	2004	2003	2002	2001
Market price per share (cents)					
– year-end	**8 480**	4 800	1 530	1 735	1 600
– highest	**8 799**	5 000	1 800	1 950	1 850
– lowest	**3 810**	1 456	1 200	1 550	1 170
Number of ordinary shares in issue ('000)	**99 143**	98 553	97 914	97 736	97 591
Number of deals recorded	**24 725**	4 127	1 259	1 448	1 790
Volume of shares traded ('000)	**51 766**	14 316	6 453	13 569	11 964
Volume of shares traded as a percentage of total issued shares (%)	**52.21**	14.53	6.59	13.88	12.26
Earnings yield (%)*	**20.52**	18.35	0.36	14.89	1.62
Dividend yield (%)*	**22.17**	9.17	1.31	7.78	0.94
Price: Earnings ratio*	**4.87**	5.45	27.80	6.72	61.82

**Based on year-end price per share, headline earnings per share and dividends per share attributable to financial year profits declared.*

Unlisted subsidiary companies		Issued share capital	Percentage holding	Cost of investment R	Loans and current accounts R
Hochvanadium Holding AG	**2005**	**10 000**	**100**	**505 825**	**(35 012)**
	2004	10 000	100	505 825	(35 012)

The loan from Hochvanadium Holding AG is unsecured, interest-free and has no fixed repayment terms. Hochvanadium Holding AG is incorporated in Austria.

Joint ventures		Percentage holding	Cost of investment R	Loans (to)/ from and current accounts R
Ferroveld	**2005**	**50**	**25 000**	**1 438 441**
	2004	50	25 000	1 438 441
South Africa Japan Vanadium (Proprietary) Limited	**2005**	**50**	**15 000 000**	**(61 403 759)**
	2004	50	15 000 000	(12 286 283)

Ferroveld is a jointly controlled operation, and South Africa Japan Vanadium (Proprietary) Limited is a jointly controlled entity. Both joint ventures are proportionately consolidated into the Group.

Other investments		Number of shares held	Percentage holding	Cost of investment less amounts written off R
VRB Power Systems Inc. (Canada)*	**2005**	**892 710**	**0.83**	**1 020 314**
	2004	892 710	0.97	1 020 314
Acerinox, S.A. (Spain)**	**2005**	**–**	**–**	**–**
	2004	7 733 332	2.94	533 333 333
Columbus Stainless (Proprietary) Limited**	**2005**	**–**	**–**	**–**
	2004	1 770	12.00	300 000 000
Total	**2005**			**1 020 314**
	2004			834 353 647

**Investment held by Hochvanadium Holding AG, Austria.*

***Investments disposed of during 2005, refer to note 5.1 for further details.*

Notice is hereby given that the forty-fifth annual general meeting of members of Highveld Steel and Vanadium Corporation Limited will be held at the Board Room, Administration Building, Highveld Steel and Vanadium Corporation Limited, Old Pretoria Main Road, Witbank, on Friday, 12 May 2006 at 9:00 to conduct the following business:

1. To receive and consider the annual financial statements for the financial year ended 31 December 2005. The auditors' opinion is available for inspection at the Corporation's registered address.
2. To appoint Deloitte & Touche as auditors of the Corporation to hold office until the conclusion of the next annual general meeting.
3. To elect directors in accordance with the provisions of the Corporation's Articles of Association. Details of the directors standing for re-election are set out on pages 6 and 7 of this Annual Report.
4. To consider and, if deemed fit, to pass, with or without modification, the following resolution, the reasons for which are stated in the directors' report, as an ordinary resolution:

   "That the directors be and they are hereby authorised, subject to the provisions of the JSE Listings Requirements:

   To allot and issue, after providing for the requirements of the Share Option Scheme, all or any portion of the remaining unissued ordinary shares of R1 each and the 1 000 000 unissued variable rate redeemable cumulative preference shares of 1 cent each in the capital of the Corporation at such time or times to such person or persons, company or companies, for such consideration and upon such terms and conditions as the directors may from time to time determine."

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Corporation. A **Form of proxy** must be lodged with the share transfer secretaries of the Corporation not less than 48 (forty-eight) hours before the time set for the meeting. Completion of a form of proxy will not preclude a member from attending the meeting.

A form of proxy is included in this report.

Shareholders who have already dematerialised their shares must use the attached **Voting instruction form** for the purpose of advising their Central Securities Depository Participant ("CSDP") or broker of their voting instructions. If, however, such shareholders wish to attend the annual general meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

By order of the Board

Highveld Steel and Vanadium Corporation Limited
Ms A Diener
Company Secretary

Witbank
1 February 2006

Business address
Old Pretoria Main Road,
Witbank, Mpumalanga

Registered office
Portion 29 of the farm Schoongezicht no. 308 JS,
Witbank, Mpumalanga

Postal address
P O Box 111,
Witbank 1035

Share transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited,
70 Marshall Street,
Johannesburg 2001



Registration number 1960/001900/06
(Incorporated in the Republic of South Africa)
Share code: HVL
ISIN : ZAE 000003422
("Highveld" or "the Corporation")



I / We ______________________________ (Name in block letters)

Of ______________________________ (Address in block letters)

being (a) member(s) of Highveld Steel and Vanadium Corporation Limited,

do hereby appoint ______________________________

Of ______________________________

or failing him/her ______________________________

Of ______________________________

or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and vote on my/our behalf at the annual general meeting of members to be held on Friday, 12 May 2006 at 9:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting.

Please indicate how you wish your proxy to vote by placing a cross in the box which applies:

	For	**Against**	**Abstain**
1. Adoption of Annual Financial Statements			
2. Appointment of auditors			
3. Election of directors E Barnardo			
AJ de Nysschen			
A Harris			
L Matteucci			
NB Mbazima			
4. Placing of unissued shares under the control of the directors			

Date: ______________ Signature: ______________

Please read the notes and instructions overleaf.

1. A member entitled to attend and vote at the annual general meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Corporation. A Form of Proxy must be lodged with the transfer secretaries of the Corporation not less than 48 (forty-eight) hours before the time set for the meeting. Completion of a Form of Proxy will, however, not preclude a member from attending the meeting. If, however, such shareholder wishes to attend the meeting in person, they will need to request their Central Securities Depository Participant ("CSDP") or broker to provide them with the necessary authority in terms of their custody agreement entered into with the CSDP or broker. Holders of dematerialised shares in their own name who are unable to attend the meeting but wish to be represented thereat, must lodge a Form of Proxy with the transfer secretaries of the Corporation not less than 48 (forty-eight) hours before the time set for the meeting.

2. Dematerialised shareholders, other than those with own name registration, must inform their CSDP or broker of their intention to attend the meeting in which case a letter of representation must be obtained, or provide their CSDP or broker with their voting instructions should they not be able to attend the meeting in person. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker.

3. Every person present and entitled to vote at the annual general meeting as a member, proxy or representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every ordinary share shall have one vote.

4. Please indicate with an "X" in the appropriate spaces overleaf how you wish your votes to be cast. If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.

Instructions on signing and lodging the form of proxy

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction must be initialled by the signatory/ies.

2. The chairman of the meeting shall be entitled to decline to accept the authority of a person signing the proxy form

   (a) under a power of attorney; or

   (b) on behalf of a company;

   unless that person's power of attorney or authority is deposited at the offices of the Corporation's share transfer secretaries not less than 48 (forty-eight) hours before the meeting together with the form of proxy.

3. You may insert the name of any person(s) whom you wish to appoint as your proxy in the blank space(s) provided for that purpose.

4. When there are joint holders of shares, any one holder may sign the form of proxy.

5. The completion and lodging of this form of proxy will not preclude the member who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.

6. Completed forms of proxy should be returned to the Corporation's share transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107), South Africa, so as to reach them not later than 48 (forty-eight) hours before the time set for the holding of the meeting.


HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

Registration number 1960/001900/06
(Incorporated in the Republic of South Africa)
Share code: HVL
ISIN : ZAE 000003422
("Highveld" or "the Corporation")


A member of the Anglo American plc group

Only for use by shareholders who have dematerialised their Highveld shares

For use in respect of the Annual General Meeting to be held at 9:00 on Friday, 12 May 2006, in the Board Room, Administration Building, Highveld Steel and Vanadium Corporation Limited, Old Pretoria Main Road, Witbank.

Shareholders who have already dematerialised their shares may use this form to advise their CSDP or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such shareholders wish to attend the Annual General Meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

I / We ____

Being (a) shareholder(s) of the Corporation who has/have dematerialised my/our shares in Highveld do hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the Annual General Meeting of Highveld to be held at 9:00 on Friday, 12 May 2006.

Voting instruction

	For	Against	Abstain
Ordinary resolution number 1			
Ordinary resolution number 2			
Ordinary resolution number 3 E Barnardo			
AJ de Nysschen			
A Harris			
L Matteucci			
NB Mbazima			
Ordinary resolution number 4			

1. Please indicate in the appropriate spaces above the number of votes to be cast. Each share carries the right to one vote.
2. All the votes need not be exercised nor need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this voting instruction form must be initialled by the signatory.
4. When there are joint holders of shares, any one holder may sign the voting instruction form.
5. Completed voting instruction forms should be forwarded to the CSDP or broker through which the Highveld shares have been dematerialised to reach their offices by not later 9:00 on 10 May 2006.

Signed at ________________ on ________________ 2006

Signature ________________________________

This voting instruction form is not for use by registered shareholders.

Financial year-end	31 December 2005
Financial statements – publication dates:	
– Annual profit announcement and distributions to shareholders	1 February 2006
– Annual financial statements	March 2006
Annual General Meeting	12 May 2006
Interim report	July 2006

Distributions to shareholders

		Financial year 2005
Final	Approved	1 February 2006
	Payable	13 March 2006

		Financial year 2006
Interim	To be approved	July 2006
	Payable	September 2006


HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

Registration number: 1960/001900/06
(Incorporated in the Republic of South Africa)
Share Code: HVL ISIN: ZAE 000003422
www.highveldsteel.co.za


A member of the Anglo Americal plc group

motiv
Printed by Ince (Pty) Ltd


www.highveldsteel.co.za

HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED

Sustainable value for all stakeholders through global leadership in vanadium

Sustainability Report

TO CREATE SUPERIOR VALUE AND BENEFITS ON A SUSTAINABLE BASIS ACROSS COMMODITY CYCLES FOR ALL STAKEHOLDERS, BY DEVELOPING THE BUSINESS INTO THE WORLD'S LEADING VANADIUM PRODUCTS PRODUCER, CO-PRODUCING LOW COST NICHE MARKET STEEL PRODUCTS


HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

Contents

OUR BUSINESS IS DRIVEN BY OUR PEOPLE



Report scope

This report covers the sustainability activities of Highveld Steel and Vanadium Corporation Limited, for the period 1 January 2005 to 31 December 2005.
The Corporation comprises:

- Mapochs mine
- Steelworks
- Vanchem
- Rand Carbide
- Transalloys

The contact person for feedback on this report is
Amanda Diener, Company Secretary
telephone Int+ 27 (13) 690-8631
email sustainability@hiveld.co.za



GG GOMWE
Chairman

The global demand fundamentals for the vanadium market are expected to strengthen

It gives me great pleasure to present the first stand-alone Sustainability Report of Highveld Steel and Vanadium Corporation Limited ("Highveld" or "the Corporation"), produced to demonstrate to stakeholders the Corporation's efforts to ensure sustainable achievement of objectives, guided by the principles of fairness, accountability, transparency and responsibility, which are at the core of our code of business ethics.

Highveld understands that its commitment to sustainable development underpins business performance and value creation for all its stakeholders.

Highveld is committed to achieving its strategic objective of entrenching its position as the leading, global vanadium producer through exploitation of growth opportunities and placing itself in the lower cost quartile of steel producers to ensure the sustainability of its operations and wealth creation for all stakeholders.

GG Gomwe
Chairman

1 February 2006

Our stakeholders

- Position Highveld as employer of first choice.
- Actively promote the safety and health of employees.
- Recognise and reward achievement and performance.
- Provide skills development programmes and access to information to enable people to do a good job.
- Offer a working environment where the rights of people are respected.

- Operate within a framework of international best practice.
- Focus on increasing the BEE proportion of total spend.


Employees
Suppliers and business partners
Shareholders
Customers
Society and the environment

- Provide a long-term investment return above the industry average.
- Pursue strategic growth to create shareholder value.

- Operate with a long-term commitment to customers in each market.
- Provide quality products and services with an increasing value/cost relation.

- Strive to be a good and reliable corporate citizen.
- Conduct business with a strictly professional approach.
- Conduct operations in a manner which preserves the environment for future generations.



AJ DE NYSSCHEN
Chief Executive Officer

Using years of sustainable business growth to support the future development of our business to benefit all our stakeholders

Highveld aims to create superior value and benefits, on a sustainable basis across commodity cycles, for all stakeholders, by developing the business into the world's leading vanadium products producer, co-producing low cost, niche market steel products.

This is the Corporation's vision, and the Board of Directors contributes to its successful achievement by ensuring a focused business approach, along sound corporate governance structures, within the guidelines of the Corporation's code of business ethics.

This Sustainability Report reflects the importance of integrating economic, social and environmental performance into Highveld's management approach to its business. This report focuses on Highveld's strategies, policies and systems; and on business performance during the year against targets.

These three pillars form a solid basis, not only for the creation of value and benefits, but for creating it on a sustainable basis. In this regard our safety, health, environmental and quality policy summarises our objectives aptly, namely to:

- Actively promote the safety and health of Highveld employees and to conserve environmental resources.
- Consistently and cost-effectively operate to international safety, health, environmental and quality standards.
- Actively prevent or mitigate adverse impacts on the safety and health of employees, the environment and the quality of products and services.
- Demonstrate active awareness of the importance of occupational safety and health, environmental conservation and quality standards to all concerned.
- Interact with interested and affected parties – including customers, suppliers, communities and government – with regard to safety, health, the environment and quality.

- Provide a framework for setting and reviewing safety, health, environmental and quality objectives and targets.

Significant progress in safety was, sadly, marred by one fatality during the year, when an unexpected, strong gust of wind caused a crane to become unsettled. The incident was investigated and, although no safety rule was transgressed, steps have been taken to prevent future recurrences.

Employees' dedication to safety rules and training was rewarded with a sharp drop in the lost-time injury frequency rate, to 0.22 in 2005 from 0.37 in 2004. At the root of this improvement lies our intense focus on safety training, particularly behaviour-based safety training, as well as visible felt leadership and continuous attention to the importance of our Cast Iron Rules. During the year, each and every employee, myself included, attended Cast Iron Rule fundamentals and application training sessions, after which our understanding of the rules was objectively assessed.

It is an honour to congratulate our Safety Millionaires, whose vigilance was rewarded with one million hours lost-time injury free records:

- Iron making – twice
- Steelworks
- Highveld Group – thrice
- Administration
- Transalloys
- Vanchem
- Contractors

Furthermore, the following achieved two million lost-time injury free hours:

- Highveld Group – twice
- Contractors

Our health programmes focus on occupational health issues – the priorities being noise-induced hearing loss and chronic obstructive airways disease (COAD). There has been an increase in the number of new noise-induced hearing losses and COAD cases, but steps have been taken to investigate and implement procedures to reverse this trend.

The main focus of our employee wellness programme is the threat posed by HIV/Aids to both employees and the communities within which we operate. The cornerstone of the programme is our voluntary counselling and testing (VCT) service, which was utilised by 2 323 employees during 2005. A number of spouses and contractor employees also volunteered to be tested. The service provider confirmed that at 31 December 2005, 46 employees were registered on the HIV/Aids Wellness Programme, and 13 on the Antiretroviral Programme. The drugs and nutritional supplements supplied to these employees enabled them to continue their normal duties.

A surveillance audit to the new ISO 14001:2004 standard was conducted at the Steelworks, Vanchem and Mapochs mine and these divisions were certified to the new standard in 2005. Rand Carbide also achieved ISO 14001 certification on the new standard during a recertification audit.

We have made significant progress on air emission control, with the upgrading of various emission control systems. The greenhouse gas target for 2005 of a one per cent reduction in CO_2 emission was met.

The ten-year energy management programme, to achieve an 11.74 per cent saving on the 2003 combined consumption of 16.043GJ/ton for all products produced, is on target. In 2005, 15.266GJ/ton was utilised, against the goal of 15.565GJ/ton. More savings should be realised in 2006 with the conversion of another furnace to the open-slag bath process at the Iron plant and process optimisation projects at Transalloys and Rand Carbide.

The water savings target was not met for 2005. A target of 2 419m³/ton has been set for 2006.

Our black economic empowerment (BEE) strategy focuses on ensuring that BEE and historically disadvantaged South African (HDSA) suppliers have access to our supply chain. It also supports them in various ways, where necessary, to become commercially viable, sustainable and competitive.

As a result, the number of registered BEE/HDSA vendors has increased to 146 at the end of 2005, from 128 at the end of 2004. In 2005, some 25.04 per cent (2004: 11.19 per cent) of capital goods spend was channelled to these vendors, 13.25 per cent (2004: 6.88 per cent) of consumables purchased and 21.20 per cent (2004: 27.99 per cent) of services.

Expenditure on community based social investment projects and commitments amounted to R4.8 million and was allocated to education, health, security, environmental and recreational projects.

Investments in employee training programmes totalled R37.97 million, and special attention was given to developing worthy talent, especially HDSAs. These efforts will continue as we work towards achieving employment equity targets in the workplace. A shortage of skills at management levels continues to hamper our efforts of improving equity in line with our targets.

To ensure a future pool of qualified employees, R4.1 million was allocated to bursaries for 124 students studying metallurgical, mechanical, electrical and chemical engineering at either a university or technikon.

Anglo American plc, which holds approximately 79 per cent of the Corporation's issued share capital, announced in October 2005 that it intends disposing of its shareholding in Highveld, in line with its future strategy. The market reacted positively to the news, adding 12 per cent to the Highveld share value on the day after the announcement.

At 31 December 2005, Highveld shares closed at R84.80, an increase of 77 per cent from R48.00 per share at the beginning of the year, indicating the market's positive evaluation of our performance and prospects.

On behalf of the Board, I wish Trevor Jones a happy retirement after leading the Corporation as non-executive director and Chairman and we welcome Godfrey Gomwe, Chief Operating Officer, Anglo American South Africa Limited, who succeeded Trevor as Chairman.

I trust that you will find the Sustainability Report of interest.



AJ de Nysschen
Chief Executive Officer

1 February 2006

Value added statement

	2005		2004	
	Rm	**Percentage of revenue**	Rm	Percentage of revenue
Revenue	**7 155**	**100**	5 036	100
Materials and services purchased	**3 091**	**43**	2 887	57
Value added	**4 064**	**57**	2 149	43
Interest and investment income received	**74**	**1**	44	1
Total wealth created	**4 138**	**58**	2 193	44

	Rm	**Percentage of total wealth distributed**	Rm	Percentage of total wealth distributed
Applied as follows:				
To remunerate employees				
Salaries, wages, benefits, etc.	**816**	**20**	754	34
To reward providers of capital	**2 762**	**67**	179	8
Distributions to shareholders	**2 724**	**66**	138	6
Interest paid	**38**	**1**	41	2
To (reduce)/expand the Group	**(576)**	**(14)**	947	44
Depreciation	**232**	**6**	340	16
Retained profit for the year after distribution to shareholders	**(808)**	**(20)**	607	28
To pay government				
Taxation	**1 136**	**27**	313	14
Total wealth distributed	**4 138**	**100**	2 193	100
Payments made or owing to government				
Value-added taxes levied on purchases of goods and services	**544**		464	
Regional Services Council levies	**11**		9	
Rates and taxes paid to local authorities	**1**		1	
Normal companies taxation	**675**		279	
Secondary taxation on companies	**336**		10	
	1 567		763	
Additional amounts collected by the Group on behalf of the government				
Value-added tax and other duties charged on turnover	**522**		384	
Employees' tax deducted from remuneration paid	**167**		146	
	689		530	

Key sustainability indicators


Economic
Environment
Sustainability
Natural
Environment
Social
Environment
Headline earnings
Up by 99%
Vanadium profit before
interest and taxation
Increased by 536%
LTIFR
Decreased by 42%

The following indicators summarise the Corporation's efforts to optimise sustainability in all facets of its business which impact on its stakeholders.

Economic performance	2005 Rm	2004 Rm
Revenue	**7 155**	5 036
Operating profit	**2 773**	1 050
Headline earnings	**1 722**	866
Dividends paid	**2 750**	140
Exports and foreign currency earned	**4 289**	2 559
Payments to employees	**816**	754
Payments to suppliers	**3 091**	2 887
Payments to government	**1 136**	313
Payments to communities	**4.8**	1.9
Net cash generated before interest and taxation paid	**2 746**	1 292

Production	2005	2004
Vanadium – Oxides (Vanchem) kg	**9 617 694**	9 869 051
Vanadium – Ferrovanadium kg V	***8 564 687**	*8 753 536
Crude carbon steel production tons	**874 920**	922 477
Total rolled steel production tons	**683 969**	674 013
Vanadium slag production tons	**66 750**	67 587
Manganese alloys production tons	**126 439**	152 160
Ferrosilicon production tons	**42 656**	58 155

**Includes South Africa Japan Vanadium (Proprietary) Limited, Hochvanadium Holding AG and Vanchem*

Safety		2005[1]	2004[2]
	Fatalities	**1**	1
Highveld	Lost-time injuries (LTI)	**12**	19
	Lost-time injury frequency rate (LTIFR)	**0.26**	0.37
	Fatalities	**0**	1
Contractors	LTI	**6**	2
	LTIFR	**0.19**	0.46
	Fatalities	**1**	2
Total	LTI	**18**	21
	LTIFR	**0.22**	0.38

(1) Including contractors and labour hire

(2) Excluding contractors but including labour hire

Headline earnings (cents/share)


116
225
66
119
26
258
55
881
1740
97 98 99 00 01 02 03 04 05

Net worth (cents/share)


1743
1878
1925
1977
1457
1687
1665
2371
1336
97 98 99 00 01 02 03 04 05

Ordinary dividends attributable to financial year profits (cents/share)


50
90
30
50
15
135
20
440
1880
97 98 99 00 01 02 03 04 05

Gross revenue per man year (R'000)


390
521
498
636
668
947
920
1270
1869
97 98 99 00 01 02 03 04 05

Health	**2005**	2004
Noise-induced hearing loss – new cases	**8**	2
Chronic Obstructive Airways Disease – new cases	**3**	2
Employees reporting for voluntary HIV/Aids counselling and testing	**2 323**	1 383
Employees registered on HIV/Aids Wellness Programme	**46**	49
Employees on HIV/Aids Antiretroviral Programme	**13**	11

	2005	2004
Black economic empowerment	**%**	%
Capital goods procured from BEE vendors	**25.04**	11.19
Consumables procured from BEE vendors	**13.25**	6.88
Services procured from BEE vendors	**21.20**	27.99

Environment: On-going projects to preserve and optimise natural resources	**2005**	2004
ISO 14001 certification	**All divisions**	All divisions
Emission control indicator	**Positive**	Positive
Environmental capital expenditure approved (Rm)	**188**	80
1% CO_2 reduction target achieved	**Yes**	Yes
Water consumption per ton of product (m^3/t)	**2.55**	2.42
Energy consumption per ton of product (GJ/t)	**15.30**	15.10

Human capital	**2005**	2004
Number of employees at year-end	**3 808**	3 804
Training spend (Rm)	**37.97**	34.57
Training average man-days	**15.87**	10.47
Average training spend per employee (R)	**8 870.42**	8 379.83
Bursary costs (Rm)	**4.087**	2.780

Social responsibility	**2005**	2004
	Rm	Rm
Projects	**4.8**	1.9



1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
34
35

1 Canada
2 USA
3 Mexico
4 Peru
5 Brazil
6 Argentina
7 UK
8 Netherlands
9 Belgium
10 Germany
11 Austria
12 Spain
13 Turkey
14 Iran
15 Qatar
16 UAE
17 Saudi Arabia
18 Israel
19 Ghana
20 Nigeria
21 Ethiopia
22 Kenya
23 Democratic Republic of the Congo
24 Tanzania
25 Zambia
26 Zimbabwe
27 Mauritius
28 China
29 South Korea
30 Japan
31 Taiwan
32 India
33 Singapore
34 Indonesia
35 Australia





TO CREATE SUPERIOR VALUE AND BENEFITS ON A SUSTAINABLE BASIS ACROSS COMMODITY CYCLES FOR ALL STAKEHOLDERS, BY DEVELOPING THE BUSINESS INTO THE WORLD'S LEADING VANADIUM PRODUCTS PRODUCER, CO-PRODUCING LOW COST NICHE MARKET STEEL PRODUCTS

Major export markets
(Analysis based on port of discharge)

Major export markets (Analysis based on port of discharge)	% of export revenue
Austria	47
Australia and Asia	21
Netherlands	12
USA	7
United Kingdom	6
Canada	3
Nigeria	1
Columbia	1
Other	2

Sales volume of major products	**Unit**	**2005**	2004
Total steel	tons	**735 307**	821 340
Vanadium pentoxide (Vanchem)	kg V_2O_5	**4 406 811**	4 365 985
Ferrovanadium and ferrovanadium nitride (Vanchem)	kg V	**1 749 762**	2 072 555

Weighted average selling prices achieved for major products

Total steel	$/ton	**566**	500
Vanadium pentoxide (Vanchem)	$/kg V_2O_5	**35**	11
Ferrovanadium (Vanchem)	$/kg V	**59**	20
Average R/$ exchange rate		**6.31**	6.43

Regional Exports – 2005


(1%)
(3%)
(21%)
(10%)
(65%)

- **21%** Australasia
- **1%** South America
- **10%** North America
- **3%** Other
- **65%** Europe

Key market contacts

Highveld Steel and Vanadium Corporation Steel Marketing Office

General Marketing and Sales Manager:
John Ellwood
PO Box 994
Bedfordview 2008
+27 11 454-1583
johne@hiveld.co.za

Vanchem

General Manager:
Alex Oehmen
PO Box 111
Witbank 1035
+27 13 690-8002
alexo@hiveld.co.za

Rand Carbide

General Manager:
André Nel
PO Box 214
Witbank 1035
+27 13 690-8245
andren@hiveld.co.za

Transalloys

General Manager:
Simon van Niekerk
PO Box 856
Witbank 1035
+27 13 693-8113
simonv@hiveld.co.za


Mapochs mine
Roossenekal
Titaniferous Magnetite Ore
Fines ore
Vanchem
Witbank
Ferrovanadium, Vanadium Pentoxide and Chemicals
Lumpy ore
Vanadium slag
Iron plant
Witbank
Portion of Electrode Paste
Liquid iron
Rand Carbide
Witbank
Ferrosilicon, Calcined Anthracite, Char and Electrode Paste
Portion of Ferro-silicon
Steel plant
Witbank
Billets, Blooms, Slabs and Vanadium slag
Transalloys
Witbank
Refined Ferromanganese and Silicomanganese
Vanadium slag
Cast steel
Mills
Witbank
Structural Sections, Coil and Plate
Rolled steel
Markets and Customers

COMMITTED TO MAINTAINING HIGHEST ETHICAL STANDARDS

Directorate
















1 GG Gomwe Chairman** **2 AJ de Nysschen** Chief Executive Officer*** **3 DD Barber**** **4 E Barnardo***** **5 I Botha**** **6 L Boyd*** **7 CB Brayshaw*** **8 CJ Colebank**** **9 A Harris**** **10 L Matteucci***** **11 NB Mbazima**** Alternate GF Young** **12 DR Motsepe (Ms)*** **13 AJ Pienaar (Dr)***** **14 BJT Shongwe***

**Independent* ***Non-executive* ****Executive*

Operational management



















1 AJ de Nysschen* Chief Executive Officer **2 E Barnardo*** Executive Director and General Manager, Steelworks **3 AJ Pienaar (Dr)*** Executive Director and General Manager, Vanadium and Ferro-alloy Operations and Information Technology **4 L Matteucci*** Executive Director and General Manager, Finance **5 JS de Klerk** Works Manager, Flat Products **6 A Diener** Company Secretary **7 JA Ellwood** General Marketing and Sales Manager **8 SN Mafoane** Group Human Resources Manager **9 JMG Menendez** Works Manager, Structural Mill **10 AJS Nel** General Manager, Rand Carbide **11 EA Oehmen*** General Manager, Vanadium, SAJV and Vanadium Smelter **12 JB Price** Works Manager, Mining and Ironmaking **13 JW Swanepoel** Works Manager, Steel Plant **14 J Theiss*** Manager, Group SHEQ **15 SH van Niekerk** General Manager, Transalloys **16 G van der Walt** Engineering Manager, Steelworks **17 R Wolar** Manager, Human Capital and Organisational Development

**Executive Committee*



Board of Directors
Executive Committee
Audit Committee
Nomination Committee
Remuneration Committee
Transformation Committee
AJ de Nysschen*
E Barnardo
L Matteucci
EA Oehmen**
Dr AJ Pienaar
J Theiss**
*Chairman
**Management members
CB Brayshaw*
DD Barber
I Botha
*Chairman
GG Gomwe*
CB Brayshaw
DD Barber
*Chairman
DD Barber*
CB Brayshaw
GG Gomwe
*Chairman
GG Gomwe*
E Barnardo
AJ de Nysschen
DR Motsepe
BJT Shongwe
*Chairman

Board Committees

Key indicators

Meetings held	**2005**	2004
Board	**5**	5
Executive Committee	**12**	12
Remuneration Committee	**5**	3
Audit Committee	**3**	3
Transformation Committee (2004 Employment Equity Committee)	**4**	3
Nomination Committee	**–**	–

Executive Board members: 4
Non-executive Board members: 6
Independent members: 4

Structures

The Board of Directors is committed to providing a framework of corporate governance within which the Corporation can create value and benefits, on a sustainable basis and across commodity cycles, for all stakeholders.

The Board of Directors confirms its commitment to achieving high standards of corporate governance based on local and international acceptable corporate practice. This includes commitment to the King Report on Corporate Governance for South Africa, published in March 2002 (King II Report) and the previously published King I Report.

The directors recognise and are satisfied that the need to conduct the affairs of the Corporation and the Group with integrity and in accordance with generally accepted corporate practice has been met.

In its code of ethics, the Corporation recognises that good corporate governance is based on four key principles – fairness, accountability, transparency and responsibility, which should be applied consistently in interactions with all stakeholders.

To this end, the Corporation requires that its employees do not pursue private interests which are in conflict with Corporation interests. A conflict of interest is one which could result in financial loss for the Corporation or harm its reputation.

The code outlines ethical behaviour in terms of:

- Outside interests, which must be declared to the Corporation, including outside employment, directorships and additional income.
- Relationships with clients, customers and suppliers, which, due to potential conflict of interest, must be conducted according to set standards of commercial practice.
- Conduct which must not discredit the Corporation.
- Confidentiality of information.
- Private work.
- Gifts, hospitality and favours which could be seen to influence judgement.

Contravention of the code of ethics is regarded as a serious matter, but any investigation into an alleged contravention is treated with the utmost confidentiality.

A toll-free number (0800 115 354) has been established to allow stakeholders to anonymously report suspected or alleged unethical behaviour.

Board Charter

The Board's commitment to sound corporate governance is embodied in the Board Charter, which guides the Board in achieving the Corporation's vision, within South African and relevant international legislation, the Listings Requirements of the JSE Limited, the Code of Practices and Conduct outlined in the King Reports on Corporate Governance for South Africa and other defined aspects of responsible corporate citizenship.

The Charter, to which the Board committed in February 2003, stipulates that the Board is responsible to adopt strategic plans, monitor operational performance, determine policy and processes to ensure the integrity of the Corporation's risk management structures and internal controls, communications policy and the selection, orientation and evaluation of directors – guided by the Corporation's Articles of Association.

As far as financial matters of the Corporation are concerned, it is the directors' responsibility to prepare financial statements that fairly represent the state of affairs of the Corporation and the Group. These statements should be in accordance with Generally Accepted Accounting Practice and International Financial Reporting Standards and independently reviewed or reported on by external auditors. The Board is also responsible for all matters pertaining to the listing of the Corporation's shares on the JSE Limited.

Matters reserved for decision by the Board include:

- Changing accounting policies and practice.
- Amending the Articles of Association.
- Exercising borrowing powers and authorising investments, commitments, acquisitions or disposals and capital expenditure in excess of predetermined ratios of shareholders' equity.
- Approving annual budgets.
- Appointing committees of directors, particularly the Executive, Audit, Nomination, Remuneration and Transformation Committees.
- Overseeing employee incentive schemes and the formulation of recommended employment equity and industrial relations policies.

Several matters of policy are entrusted to the directors. They have to safeguard and oversee:

Business ethics

The affairs of the Corporation are conducted with integrity and in accordance with generally accepted corporate practice, as stipulated in the Highveld Code of Business Ethics, which applies equally to all employees. This code requires all employees to maintain the highest ethical standards, ensuring that the Corporation's business practices are conducted in a manner which is at all times above reproach.

Risk management

Appropriate risk management measures are implemented and adhered to. Risk management encompasses all significant business risks to the Group, including operational risk, which could undermine the achievement of business objectives. There is clear accountability for risk management, which is a key performance area of line managers throughout the Group.

The Board recognises that it is ultimately responsible for risk management and monitoring. The Executive Committee is delegated with the responsibility of implementing, enforcing and monitoring risk management measures. The Audit Committee is delegated the responsibility to monitor and report on financial risks.

Managers are supported in giving effect to their risk responsibilities through sound policies and guidelines on risk and control management. Continuous monitoring of risk and control processes, across fourteen significant risk areas, provides the basis for regular and exception reporting to management, the Executive Committee and the Board.

The effectiveness of risk management is reviewed by the Board. The Board takes into account material changes and trends in the risk profile and considers whether the control systems, including reporting, adequately supports the achievement of the risk management objectives.

Internal accounting

Systems of internal accounting control are implemented in order to provide assurance regarding the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of the assets.

During the course of the year, the Board considered the Group's responsiveness to changes within its business environment and material inadequacies in systems of control. The Board is satisfied that there is an ongoing process, which has been operational since 1 January 2000, for identifying, evaluating and managing the significant risks faced by the Group. Furthermore, no major breakdown in controls was experienced during 2005.




OUR GROWTH

Executive Committee

The Executive Committee is authorised to exercise all of the powers conferred upon the directors by the Articles of Association of the Corporation or by the Companies Act, to allow the Corporation's business to be managed effectively, with the exception of the powers which are expressly reserved for the Board as set out in the Board Charter. Any matters which exceed the powers and responsibilities of the Executive Committee are dealt with by the Board.

In particular, the Executive Committee is responsible for:

- Implementing strategies and policies of the Corporation.
- Managing the business and affairs of the Corporation.
- Prioritising and allocating capital, technical and human resources.
- Establishing best management practices and functional standards.
- Appointing members of senior management and monitoring the performance of senior management.
- Maintaining a Corporation-wide system of internal control to manage all Group risks, in support of creating and preserving shareholder wealth and stakeholder welfare.

Public communications on the affairs of the Corporation are dealt with by executive management and such persons authorised by the Executive Committee. The Board may by exception decide to communicate directly, in which case only the Chairman should make such communication.

Audit Committee

The Audit Committee assists the Board to fulfil its corporate governance supervision responsibilities relating to accurate financial reporting and adequate systems, controls and risk management processes. The Committee evaluates the findings of external audits, the actions taken and the appropriateness and adequacy of systems of internal financial and operational control; it reviews accounting policies and financial information issued to stakeholders and it recommends the appointment of external auditors and their remuneration.

The Board is provided with regular reports on Committee activities. The external auditors have unrestricted access to the chairman of the Committee. The independence of the external auditors is regularly reviewed and all non-audit related services are reported in terms of an agreed policy.

The Audit Committee is responsible for:

Risk management and internal control

- To review and monitor the effectiveness and integrity of the Corporation's financial reporting and internal financial controls.
- To review the effectiveness of the process for identifying, assessing and reporting all significant business risks and the management of those risks by the Corporation and make recommendations to the Board as appropriate.
- To review the disclosure statement to shareholders on internal control and to make appropriate recommendations to the Board.

External audit

- To oversee the Corporation's relation with the external auditors and to make recommendations regarding their appointment, retention and removal, as well as approval of non-audit services provided by them.
- To review, at least annually, the risks and, where relevant, safeguards to the independence, effectiveness and objectivity of the external auditors.
- To ensure that appropriate plans are in place for the audit, at the start of each annual audit cycle.

Internal audit

- To approve the terms of reference of the internal audit function, which might complement those of the external audit function.
- To consider whether the mandate, organisation, resourcing and standing of the internal audit function are appropriate to enable the Committee to meet its objectives.
- To review internal audit's conclusions with regard to risk management and internal control, financial reporting, corporate governance and significant investigations.
- To review the adequacy of corrective action taken in response to significant internal audit findings.

Ethics

- To review any statements on ethical standards for the Corporation.
- To review significant instances of behaviour which stand in conflict with the "Good Citizenship – Business Principles" policy adopted by the Corporation.
- To review the Corporation's arrangements and procedures by which staff of the Corporation may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters and to ensure the arrangements and procedures allow for proportionate and independent investigation of such matters.

Nomination Committee

The Nomination Committee selects, screens and nominates potential directors for appointment to the Board.

Remuneration Committee

The Remuneration Committee is responsible for ensuring that the Corporation's directors and employees are fairly rewarded for their individual contributions to the Corporation's overall performance, and that salary and wage adjustments for the Corporation's staff and scheduled employees are fair. Additional details with respect to this Committee are included in the Remuneration Report in the Annual Report.

Transformation Committee

In 2005, the Board Charter was amended to extend the responsibilities of the Employment Equity Committee, which has been renamed the Transformation Committee. The Committee is now responsible for the full spectrum of the Corporation's transformation activities and programmes. This includes not only compliance with the Broad-Based Socio-Economic Charter for the Mining Industry and the Broad-Based Black Economic Empowerment Act, but also responsibility for ensuring that the spirit of transformation is conveyed – within the Corporation and outside – in aspects such as its supply chain and community projects.

Transformation forms an integral part of the Highveld business strategy as a major element through which the business is managed. The Committee's focus is on interventions that seek to develop a corporate structure that will increasingly reflect South Africa's demographics.

The role of the Transformation Committee is to:

- Ensure the transformation of the Corporation in a fundamental and substantive manner.
- Ensure compliance with the requirements of mining and labour legislation and empowerment charters.



- Position Highveld for the long-term in South Africa, creating the necessary security and stability of Corporation operations, to ensure a continuous increase in stakeholder confidence.
- Ensure transformation of the Corporation for the successful conversion of old order mineral rights to new order mining rights.
- Provide leadership during the transformation of the Corporation.
- Identify and, if possible, remove any internal and external impediments to effective transformation.

The Transformation Committee must ensure that programmes are developed and implemented to effect transformation in general. These programmes form part of the strategy of the Corporation and include, amongst others:

- Compliance with the Corporation's policies, procedures and practices with regard to discrimination.
- The correct balance between transformation activities, adequate skills provision and maintaining stability within the Corporation.
- Maintenance of scorecards.
- Strategic dialogue with government on issues pertaining to the Mining Charter, such as obtaining credit for beneficiation and for other unqualified items of the scorecards.
- Maintaining relationships and dialogue with government at local, district and provincial level regarding specific issues.
- Regular, consistent, benchmarked and comprehensive reporting on progress on the scorecards.
- Collecting data and reporting on any activities which impact on the Corporation's transformation objectives.



Transformation statements

The Corporation is committed to transformation as envisaged in relevant legislation, regulations and governmental policies. As the Corporation operates a mine, it is committed to comply with the Mining Charter issued under the Minerals and Petroleum Resources Development Act.

The Corporation will be measured against the relevant scorecard on applying for conversion of mineral rights to the Department of Minerals and Energy. The implementation of programmes to achieve the targets set by the charter in respect of the following will be ensured:

- Human resources
- Employment equity
- Migrant labour
- Mine community and rural development

- Housing and living conditions
- Procurement
- Ownership and joint ventures
- Beneficiation
- Reporting

The Corporation is committed to creating a workplace environment in which individuals of ability and application can develop rewarding careers at all levels, regardless of background, race or gender.

All people are entitled to equal and equitable employment opportunities. In order to achieve this, all employment opportunities are open to all suitably qualified applicants, based on their experience, qualifications, ability and potential.

Advancement and promotion are based entirely on the individual's achievement, performance, ability and potential. As such, length of employment is not a primary factor. The Corporation further recognises that a simple policy of equal employment will not adequately address past and present imbalances and, therefore, positive management will be required in areas such as:

- Training and development
- Selection and recruitment
- Promotion
- Corporate social investment
- Small business development

Specifically:

- The Corporation will continue to ensure that employees are entitled to equal basic remuneration and conditions of employment for work of equal value.
- The Corporation will continue active, special initiatives to sponsor disadvantaged groups on bridging programmes at schools, technical colleges, technikons and universities to ensure an adequate pool of suitably qualified people for employment in the Corporation.
- Social and community investment will focus on educational institutions and assistance to disadvantaged communities.
- The progress on employment equity will be monitored on a quarterly basis by the Corporation's Executive Committee.

The Corporation is also committed to creating a culture in which BEE compliance can be developed. In order to achieve this, the Corporation will use the transformation scorecard of the Broad-Based Black Economic Empowerment Act. The elements that will be considered include:

- Ownership
- Management control
- Employment equity
- Skills development
- Procurement
- Enterprise development

Independent Committee

A committee consisting of the independent directors was tasked to look after the interests of the minority shareholders during the process embarked on by Anglo American to dispose of its shareholding in the Corporation.

OUR STABILITY UNDERPINS OUR FUTURE

Operating results


Customers
Revenue
R7 155 million
Employees
R816 million
Shareholders
R2 750 million
HSVC
Operating Profit
R2 773 million
Headline Earnings
R1 722 million
Suppliers
R3 091 million
Community
R5 million
Government
R1 136 million

	2005 **Rm**	2004 Rm
Revenue	**7 155**	5 036
Operating profit	**2 773**	1 050
Headline earnings	**1 722**	866
Capital expenditure	**624**	421
Payments to employees	**816**	754
Payments to suppliers	**3 091**	2 887
Payments to government	**1 136**	313
Payments to communities	**4.8**	1.9
Distributions to shareholders	**2 750**	140

A significant improvement in market conditions, particularly for vanadium products, contributed to a substantial increase in revenue, operating profit and headline earnings. A review of world markets and Highveld's segmental performance are detailed in the Annual Report.

For the immediate future, strong local and international demand for steel, lower local interest rates and various cost saving initiatives should, to some extent, counter the decrease in the price of vanadium products to more realistic levels.

Improved cash flow enabled increased investments in sustainable development projects, including plant improvements and on-going environmental projects. The stakeholders' share of the wealth was distributed in the form of higher dividends; bonuses and expenditure focused on efforts to increase procurement spend through local BEE and HDSA vendors.

Investments

Highveld realised a profit of R166 million through the sale of its shares in Acerinox, S.A. for R698 million, in two transactions in January and May, and R77 million through selling its 12 per cent Columbus Stainless (Proprietary) Limited shareholding for R378 million. The profits realised from these disposals were distributed to shareholders as special dividends.

In line with the Corporation's strategy of investing in its core business, the disposal of Transalloys, Rand Carbide and Ferroveld is being investigated. Adverse market conditions in alloy markets have influenced this to date, as the Corporation supports ensuring fair value for shareholders from these disposals.

Supply chain

Black economic empowerment	**2005** **%**	2004 %
Capital goods procured from BEE vendors	**25.04**	11.19
Consumables procured from BEE vendors	**13.25**	6.88
Services procured from BEE vendors	**21.20**	27.99

In 2004, Highveld implemented a supply chain management strategy, aimed at establishing a procurement department tasked with optimising supply-chain savings potential in line with international best-practice, and to favour the local community and BEE and HDSA vendors.

In this regard, Highveld has implemented a BEE/HDSA Procurement and Development Policy to achieve its goal of increasing BEE/HDSA procurement by the targeted 20 per cent per annum. The policy aims to ensure that BEE/HDSA suppliers have access to and are encouraged to access the Corporation's supply chain. The Corporation will support and assist suppliers to become commercially viable, sustainable and competitive, and to comply with Highveld benchmarks for procurement. As a result of these initiatives, procurement from BEE/HDSA suppliers has increased by 5.31 per cent in 2005.


2005
Segmental revenue
(9%)
(51%)
(40%)
○ 9% Ferro-Alloys
○ 51% Vanadium
○ 40% Steel
2004
Segmental revenue
(22%)
(55%)
(23%)
○ 23% Ferro-Alloys
○ 22% Vanadium
○ 55% Steel
2005
BEE procurement
(18%)
(82%)
○ 18% BEE spend
○ 82% Non-BEE spend
2004
BEE procurement
(13%)
(87%)
○ 13% BEE spend
○ 87% Non-BEE spend

Payments to para-statals and suppliers with no BEE alternative have been excluded from these calculations.

SHEQ

The Corporation is committed to the implementation and maintenance of a safety, health, environmental and quality (SHEQ) management system that complies with national and international best practices and standards in order to maintain the Corporation's competitive advantage through enhanced efficiencies, product quality and effectiveness.

Responsibility for the SHEQ function has been delegated to the Executive Committee of the Board, with the CEO reporting on SHEQ at Board meetings. It is the responsibility of line management to implement SHEQ policies, with SHEQ staff acting in an advisory and monitoring capacity.



Safety measurement

Despite the tragic loss of one life, referred to in the CEO's Report, lost-time injuries and non-lost time injuries showed a marked improvement over the previous year and are the best ever results achieved in the Corporation's history.

		Fatalities	LTIs	LTIFR	NLTIs	NLTIFR	First-aid cases
Highveld	**2005**	**1**	**12**	**0.24**	**69**	**1.25**	**165**
	2004	1	19	0.37	99	1.95	261
Contractors	**2005***	**0**	**6**	**0.19**	**56**	**1.80**	**85**
	2004*	1	2	0.46	7	1.60	n/a
Total	**2005**	**1**	**18**	**0.22**	**125**	**1.54**	**250**
	2004	2	21	0.38	106	1.93	261

** The sharp increase in injuries is due to the fact that, during 2004, only injuries of labour-hire contractors were recorded. From January 2005, injuries suffered by all contractors were recorded.*

2005 Lost-time injury free achievements	Achieved by	Number of times achieved
Two million hours	Group	2
	Contractors	1
One million hours	Group	3
	Contractors	1
	Administration	1
	Iron Making	2
	Steelworks	1
	Transalloys	1
	Vanchem	1

A zero lost-time injury frequency rate for the 2005 year was achieved by Administration, Engineering Services, Human Resources, South Africa Japan Vanadium (Proprietary) Limited and Transalloys.

SHEQ policy statement

The Highveld Safety, Health, Environmental and Quality Policy was reviewed during 2005, to include customers, suppliers and other stakeholders to reflect the increased focus of the Corporation on the well-being of all stakeholders. The policy, committed to by the CEO on behalf of all employees, is:

> Highveld Steel and Vanadium Corporation Limited is known and respected as a world class steel, vanadium and alloy producer, and strives to continuously improve its systems, processes and products in order to maintain this position.
>
> It is committed to the implementation and maintenance of a safety, health, environmental and quality management system that complies with national and international best practices and standards.

Management, at all levels throughout the Corporation, is responsible and accountable for ensuring implementation and compliance with the aims and principles of this policy.

Aims

- To actively promote safety and health of its employees, suppliers, contractors and service providers and conserve environmental resources.
- To consistently and cost-effectively operate to international SHEQ standards.
- To actively prevent and/or mitigate impacts on the safety and health of employees, suppliers, contractors and service providers, the environment and quality of products and services.
- To demonstrate active awareness of the importance of occupational safety and health, environmental conservation and quality standards to all concerned.
- To interact with interested and affected parties – including customers, suppliers, communities and government – with regard to SHEQ matters.
- To provide a framework for setting and reviewing SHEQ objectives and targets.

Management principles

- Commitment, involvement and accountability.
- Competence, skills and training.
- Identification of hazardous activities, risk assessment and measurable controls relating to SHEQ.
- Corrective and preventive action to ensure optimal control.
- Performance measurement and evaluation.
- Stakeholders' engagement.
- Customer focus.
- Continual improvement.

Management of the Corporation is committed to the pro-active prevention, or minimising, and control of all safety, health, environmental and quality risks and the continual improvement of the Corporation's performance in compliance with all applicable laws and regulations, as well as all the other requirements to which the Corporation subscribes that relate to environmental aspects.





Mapochs mine

Iron ore is supplied to the Highveld Steelworks and Vanchem divisions by its Mapochs mine, situated near Roossenekal. In terms of legislative requirements, the mine is proud to submit the following report:

Sustainability

The life of the mine – based on the existing mining authorisation, the method of mining (open-cast) and current production levels is approximately 10 years. The Mineral and Petroleum Resources Development Act, 2002 vests all mineral rights in the State and provides for new mining rights of 30 years. All previous mining rights of the Corporation fall within this category. Measures have been implemented to ensure the smooth conversion of mineral rights to mining rights within the required five-year period, to reduce the risk of losing the rights to minerals, and to acquire additional mining rights for longer term supply.

Health and safety

Mapochs has to comply with the requirements of the Mine Health and Safety Act, 1996. In compliance with this Act the following information is provided:

The 2005 occupational injury statistics are:

- Lost-time injuries 1
- Lost-time injury frequency rate: 0.30
- Number of employees at year-end: 156

A collective agreement with the representative trade unions at the mine is in force.

An annual medical report has been completed by the occupational medical practitioner, containing, amongst others, the following statistics on occupational medical examinations conducted:

- Initial examinations 12
- Periodical examinations 142
- Exit examinations 13

The examinations included medical and occupational history, large chest X-rays, lung function testing, audiometric screening, urine testing and physical examinations including height, weight and blood pressure. Contractors are encouraged to utilise the occupational health facilities. No Mapochs employee was found to be suffering from any of the occupational diseases reflected in Schedule 3 of the Compensation for Occupational Injuries and Diseases Act, 1993, nor from diseases listed in the Occupational Diseases in Mines and Works Act, 1973. Steps taken to ensure a healthy workforce include worker education, the use of personal protective equipment and the focus of the occupational health programme on the prevention and early treatment of occupational diseases.

Training initiatives included:

- First-aid training (attended by 23 employees)
- Safety induction training (312 sessions)
- Behaviour based safety training including general health and safety training (165 employees)


TÜV CERT
CERTIFICATE
The TÜV CERT Certification Body
of TÜV Industrie Service GmbH
TÜV Rheinland Group
certifies in accordance with
TÜV CERT procedures that
Highveld Steel and Vanadium Corporation Ltd
Total Integrated Iron and Steelworks
ISO 14001:2004
TÜV

SHEQ systems

Achieving the SHEQ objectives is regarded as crucial to the sustainability of the Corporation's business, and the Executive Committee devotes one entire meeting a year to review SHEQ management systems in terms of their performance, targets, effectiveness and audit results.

ISO 14001 contains the initial standards for the ISO 14000 environmental management standards of the International Organisation for Standardisation (ISO). These standards ensure that environmental impacts of the Group's operations are reduced or minimised.

During 2005, a surveillance audit to the new ISO 14001:2004 standard was conducted at the Steelworks, Vanchem and Mapochs mine. At Rand Carbide a recertification audit took place. These divisions were subsequently certified to the new standard. Transalloys retained its certification after a surveillance audit to ISO 14001:1996 but will be recertified to the new standard in the first quarter of 2006.

Highveld commenced implementation of the OHSAS 18001 occupational health and safety system, which replaces the NOSA system. The implementation programme of OHSAS 18001 was extended because the Hazard Identification and Risk Assessment (HIRA) process took longer than expected. The HIRA process is deemed to be the foundation of the system and substantial efforts are being made to ensure a high standard is implemented and a consistent approach is applied throughout.

ISO 9001 forms part of the ISO 9000 family of quality management standards and guidelines for quality in the manufacturing and service industries. A recertification audit of the entire Corporation on the ISO 9001 standard was conducted during 2005 and certification was retained.

In addition, Highveld is in the process of integrating these three management systems into one single system. This will reduce time and expense in maintaining systems and will lead to improvements in the efficiency of the systems in practice.

Implementing international best practices to safeguard employees, preserve the environment and improve efficiencies and effectiveness to create value

Safety

Management Commitment

The Board's commitment to safety is demonstrated by the fact that the Corporation's incentive bonus scheme has now been linked to its safety record, in addition to operational performance. During 2005, a sliding scale determined the bonus within a division, with a fatality carrying the harshest penalty, namely forfeiture of the bonus by everybody within the division for a three-month period.

The Visible Felt Leadership programme requires management to show its commitment to safety by walkabouts in the workplace with the specific purpose of promoting safety, identifying safe and unsafe behaviour and discussing safety with employees. The programme started in November 2004, when executives were trained. In January 2005, training of senior management commenced, which was completed during the year. Training of the other supervisory levels also commenced at divisional level, and this training will be completed during 2006.

Cast Iron Rules

At the base of the Corporation's safety drive are its Cast Iron Rules, which aim to eliminate fatalities and serious injuries. The philosophy of these rules is best summarised by the Highveld Zero Tolerance, Target Zero (HOTTO) approach, which is that unsafe work be stopped. Any employee has the right to stop unsafe work, and should be on the alert for potential safety threats by asking:



- Has anything in the workplace changed?
- Am I trained and authorised to do this work?

The seven Cast Iron Rules address:

- Energy and machinery isolation, with prescriptions for isolating and working on energy systems, including moving machinery.
- Lethal and injurious gases and confined spaces, listing risk assessment and access requirements.
- Molten metal and slag, detailing how melting, tapping, transportation and teeming should be performed.
- Heavy moving equipment, with clear risk assessment prescriptions.
- Working at heights above two metres.
- Lifting and material handling, be it manual or mechanical, by crane, hoist or other lifting device.
- Construction or modification of structures and buildings,

with additional stipulations relevant to Mapochs mine operations.

A HOTTO Game was also introduced, which is a bingo-like game in which employees whose division achieved a lost-time injury free month can win prizes.

HOTTO targeted awareness drives continued to give HOTTO the prominence it deserves. These include:

- Membership of the HOTTO Club, for people who prevent an injury by wearing personal protective equipment.

- The Millionaires' Club, to which divisions belong if they achieve a million lost-time injury free hours.
- HOTTO newsflashes and safety days at all divisions.

Safety training

Training continued during 2005, in all divisions. Courses are designed for three levels (semi-literate, supervisory and management) and include specific topics such as risk assessment, incident investigation and ISO standards. During the year, a new safety course was introduced, based on the understanding and application of the Cast Iron Rules. All employees, from the CEO down, attended the course and subsequent assessment sessions by qualified assessors.



The Behaviour Based Safety programme, initiated in December 2004, gained momentum during 2005. Following the appointment of 22 coaches, who have been trained to identify safe and unsafe behaviour in the workplace and to coach employees to improve their safety behaviour, the programme is now fully implemented and operational.

Safety in the workplace

Personal protective equipment (PPE)

Steps remain in place to ensure that employees are issued with the best quality PPE. Apart from reviewing the PPE requirements for every job, new PPE trends and technology are reviewed and new products are tested and issued if the evaluation is positive.


SERVICE
PROVIDER

Safety awareness and competitions

Apart from the HOTTO awareness drives, several other initiatives are in place to optimise the level of safety awareness amongst all employees.

The Near Hit Competition awards prizes to an employee or team, from each division, for the most commendable incident prevention steps taken. The monthly winners are the divisional winners. At year-end, a committee selects an overall Corporation winner for the year.



During the year, employees submitted 758 reports on near-hits. Congratulations to Eben Barnardo (Jnr) from Rand Carbide, who was selected as the 2005 winner for a near-hit report on a rusted discharge pipe. Louis de Beer from the Structural Mill was selected as the runner-up for identifying the unsafe use of hoisting equipment.

During a Corporation wide safety awareness day, the CEO and an ex-Bafana Bafana player addressed employees on the importance of "Safety First".

Health

Health	2005 No	2004 No
Noise-induced hearing loss – new cases	**8**	2
Chronic Obstructive Airways Disease – new cases	**3**	2
Employees reporting for voluntary HIV/Aids counselling and testing	**2 323**	1 383
Employees registered on HIV/Aids Wellness Programme	**46**	49
Employees on HIV/Aids Antiretroviral Programme	**13**	11

Highveld follows a pro-active approach in all facets of its health drive. The health function focuses on occupational and personal health services. The Corporation's clinics, through which both occupational and personal health services are rendered, have been outsourced to Life Healthcare (formerly Afrox Healthcare) since 2000. Life Healthcare is the only black economically empowered large hospital group in South Africa.

There is a comprehensively equipped clinic at the Steelworks, with radiology facilities and 12 staff members reporting to a full time medical practitioner. The other clinics – at Transalloys, Rand Carbide, Vanchem and Mapochs mine – are each staffed by a sister and four orderlies.

Occupational health

Occupational health surveillance is outsourced to a specialist company, to ensure that surveillance adheres to all relevant legislation, that the best possible surveillance techniques are used and that objective statistics are obtained. The surveillance reports are used to determine occupational health trends, to address problem areas and to further improve on success areas. New chronic obstructive airways disease (COAD) cases increased to three in 2005 from two in 2004.

Various improvements were implemented to plant and equipment to reduce exposure to dust and fumes. A medical COAD specialist was contracted to investigate and advise ways and means to reduce the occurrence of the disease at Vanchem, where the majority of cases occurred. This resulted in improving biological monitoring. Further improvements are planned for 2006.

Actions to combat noise-induced hearing loss were implemented, but, unfortunately, the number of new cases reported has increased to eight in 2005 from two in 2004. Active awareness campaigns were conducted throughout the year, including information sessions on the long-term effects of noise exposure.

Although steps to reduce noise at source are continuously evaluated, personal protective equipment remains the most effective way of protecting the eardrum. In high-noise areas, employees are now issued with high-quality earplugs.

A medical examination for the certificate of fitness, required by legislation, is based on the findings of the contracted surveillance company. If required, employees are moved to alternative work areas.

The occupational health team is also responsible for managing and reporting injuries on duty, as required by legislation and managing compensation claims in terms of legislation on behalf of employees.

A fire and rescue team with paramedics is available 24 hours a day, for on-site emergencies.

Personal health

On the personal health front, Highveld's services are structured around HIV/Aids Wellness Programmes and a Personal Well-being Programme.

The HIV/Aids Wellness Programme was launched in 2001. Its approach is that HIV/Aids is a chronic, manageable disease.

During 2005, following a survey of employee preference, voluntary counselling and testing (VCT) has been centralised at the Highveld clinic, instead of at the divisional clinics. Although this has resulted in a decrease in the number of tests being performed, there has been an increase in the number of people joining the programme.

The success of the programme is attributed to its policy of confidentiality, a well-defined, professional approach to pre- and post-test procedures, empathy of the HIV/Aids co-ordinator and the dedication of the administrator.

Before tests are conducted, patients are given pre-test counselling to inform them of the consequences of a positive test result, the possible reaction from members of their family and community, what the progression of the illness implies and the services and medication Highveld offers. Following counselling, a finger-prick test is used and the patient has a result before leaving the clinic. If this test is positive (it has a 99.8 per cent accuracy rate), a blood test is ordered, the result of which is available within 24 hours.

If confirmed, the team starts preparing the patient for registration at Aurum Health Research, an Anglo Gold Ashanti company of international repute. Aurum's research projects focus on tuberculosis, HIV/Aids, sexually transmitted infections and occupational lung diseases. The knowledge generated from its research initiatives is of relevance nationally and internationally, using a scientific approach to gather information, create knowledge, provide recommendations, design programmes and deliver services.

Aurum offers two categories of care – wellness and antiretroviral therapy (ART). Patients registered on the Wellness Programme, are prepared for the ART Programme, once they are assessed, and provided that they are willing to be treated and are medically fit for treatment. The criteria for registration on the ART Wellness Programme are based on World Health Organisation guidelines.

Patients on the ART Wellness Programme undergo more frequent medical examinations than those on the HIV/Aids Wellness Programme. Examinations include blood tests, chest X-rays and TB sputum tests. In addition, patients undergo mental healthcare assessments, are counselled on the clinical importance of adhering to their medication regime and are provided with nutritional supplements.

Other incentives to fight HIV/Aids and its effects include:

- Quarterly three-day peer education training sessions for employees. Aspects of HIV and Aids, such as the effect of the virus on the body, hygiene, sexually transmitted diseases, condoms, femidoms, dietary recommendations, voluntary testing and counselling and tuberculosis are covered.
- HIV/Aids Committees, on which management, employees, peer educators and trade union shop stewards are represented, to review and report on HIV/Aids Wellness Programmes.
- Enlisting the help of an HIV/Aids sufferer – who reverted to leading a normal life when he joined an ART Programme after being bed-ridden for two years – to counsel patients and non-patients.
- Support and financial assistance to the following non-profit organisations, namely; Phidisa Community Project, Asiphilenikahle Home Based Care, Hope for the Nation and Training Institute for Primary Health Care serving Witbank and the surrounding area.

At the end of 2005, 122 employees were identified as being HIV positive, 46 were registered on the HIV/Aids Wellness Programme and 13 on the ART Wellness Programme.

Since the inception of the Highveld fight against HIV/Aids in 2001, 67 per cent of employees have been tested on a voluntary basis, of which 3.1 per cent were found to be positive. Highveld believes that its continuous and encompassing approach to fighting HIV/Aids will positively influence the infection rates within the Corporation.

The philosophy behind the Personal Wellbeing Programme is to be pro-active and not to turn a blind eye to possible physical and mental health threats to employees.

The programme includes, through the occupational health infrastructure, the provision of medical services to employees who do not belong to a medical scheme. The employees are given access to healthcare facilities through the primary care facilities, but are referred to doctors or hospital, if required. Care includes treatment of and medicine for chronic illnesses.

A monthly wellness newsletter is produced on-site, complemented by a weekly newsflash. A wellness article is also included in each edition of the Highveld newsletter, *Highveld News*.


WELLNESS news
HIGHVELD
FEELING WELL • STAYING WELL • DOING WELL
CHILDREN ON...
Love &
ving in the moment...
Living fully means enriching every moment in the present

Every quarter, an externally produced newsletter is circulated to all employees.

Highveld participates in an Employee Assistance Programme (EAP), which focuses on the early identification of emotional problems employees or their dependants may have, and to refer cases to a psycho-social service provider, to help employees achieve a balance between the pressures at home and at work. To ensure confidentiality and objective third-party assistance to employees, the programme is contracted to The Careways Group, a national organisation with a Johannesburg-based help line and an office in Witbank. Employees are assisted with, amongst others, marital and family conflict, substance abuse (alcohol and/or drugs), mood disorders such as anxiety, depression and stress, child-related problems, financial problems, work-related problems and psychiatric disorders. Employees are guaranteed confidentiality and accessibility.

EAP staff pre-empt possible problems at work or at home, by analysing relevant statistics. In August 2005, when absenteeism rose above average, an employee-benefits consultancy was commissioned to investigate possible causes. As a result of corrective steps implemented, the absenteeism rate declined to three per cent at year-end, as opposed to the industry average of six per cent. Steps taken include confidential interviews with people who book off sick for longer than two days. Interviews identified several cases of marital problems and high stress levels and appropriate counselling was arranged.

Following a suggestion by shop stewards, EAP has introduced a Buddy-Buddy system, whereby employees can ask a colleague to be their mentor or confidant during difficult times.

Other health initiatives include a daily "healthy choices" menu by catering contractor Fedics and subsidisation of local gymnasium membership fees.

Environment

Environment (On-going projects to preserve and optimise natural resources, include)	2005	2004
ISO 14001 certification	**All divisions**	All divisions
Emission control indicator	**Positive**	Positive
Environmental capital expenditure approved (Rm)	**188**	80
1% CO_2 reduction target achieved	**Yes**	Yes
Water consumption per ton of product (m^3/t)	**2.55**	2.42
Energy consumption per ton of product (GJ/t)	**15.30**	15.10

The Corporation has launched a five-year plan in order to achieve international best-practice for emission control, waste management and water and energy conservation. The plan includes steps to ensure that the Corporation complies with new legislation, such as the Air Quality Act, 2004.

Regular discussions are held with the Department of Water Affairs and Forestry (DWAF) and the Department of Environmental Affairs and Tourism (DEAT) regarding environmental and perceived environmental concerns. Where required, steps are taken to address the issues.

As in the past, the Corporation continued with its policy of transparency by hosting open days at all divisions, at least once a year. At these functions, stakeholders have the opportunity to raise their concerns, to get feedback on issues raised at previous meetings and to view, first-hand, projects implemented to address their concerns.

Highveld continued to be represented on the Carbon Working Group, which allows developed countries to trade carbon credits on international markets in terms of the clean development mechanism (CDM) of the Kyoto Protocol, an international and legally binding agreement which became effective in February 2005. The Transalloys manganese furnace upgrade, an energy efficiency project and the Iron plant open slag-bath projects have been identified and applications have been made for carbon credits.



Environmental systems

A surveillance audit to the new ISO 14001:2004 standard was conducted at the Steelworks, Vanchem and Mapochs mine and these divisions were certified to the new standard in 2005. Rand Carbide achieved ISO 14001 certification on the new standard during a recertification audit.

Highveld has made significant progress with air emission control, with the upgrading of various emission control equipment.

Atmospheric emissions

Substantial progress was made in reducing the impact and perceived impact of emissions on the environment.

In 2005 Highveld achieved its one per cent CO_2 emission reduction target, and nearly achieved its 98 per cent targeted average availability of emission abatement equipment, registering an actual of 97.61 per cent.

The Corporation continued to support and be actively involved in the activities of environmental organisations, such as the Mpumalanga Air Pollution Control Liaison Committee (APOLCOM), the National Association for Clean Air (NACA) and the South African Iron and Steel Institute (SAISI).

Studies and investigations to monitor emissions included the following air quality monitoring programmes:

- Conducting an SO_2 isokinetic study at the Steelworks.
- Installing obscuration monitors in six kiln stacks and all BOF clean-gas stacks.
- Conducting a stoker isokinetic study at Rand Carbide.
- Conducting a baseline assessment for the implementation of an air-quality plan at the Steelworks.
- Continuing the dust fall-out studies at Rand Carbide and initiating similar studies at the Steelworks and Transalloys.

Projects launched to improve air quality include:

- The refurbishment of the bag filters and the installation of an ammonia scrubber at the Hivox plant at Vanchem.
- Two ammonia scrubbers at the Hivox and de-ammoniator plants were installed and are operational.
- Switching off furnaces at Transalloys and Rand Carbide if the emission control equipment fails.
- Completion of paving the roads at Rand Carbide to reduce dust in the air.
- Reduce tapping emissions at Rand Carbide.

Air emission control projects that will be launched in 2006 are:

- The installation of emission abatement equipment in the Steel plant to collect secondary emissions by sealing the roof and adding dedicated ducts and manifolds to channel air to a bag filter house.
- Further electrostatic precipitator refurbishments.
- Investigating the effective removal of SO_2 at Vanchem.
- Various projects at Vanchem, including additional ammonia scrubbers at the chemical plant and the barren treatment plant and refurbishment of the kiln no. 1 bag house.
- The installation of cyclones at the Rand Carbide stokers.

Biodiversity and land use

Maintaining and restoring biodiversity is an important element of sustainable development and, as such, was a focal point in the 2005 environmental projects.



A baseline Biodiversity Action Plan (BAP) for the Steelworks was compiled during 2005.

The project to rehabilitate the main disposal site at Rand Carbide was initiated during the year, with investigations confirming that a large portion of the material is recyclable. The project has been initiated by a recycling company, which will commence with the permit application process by commissioning an environmental impact assessment (EIA), the first legal requirement for rehabilitation.

At Mapochs mine approximately 30 ha of surface is disturbed per year. In 2002, the Corporation started with a rehabilitation programme to rehabilitate 60 ha per year. The entire disturbed area will be rehabilitated within 15 years.

Water and waste management

Water consumption

Operational issues at the Iron plant and the delayed commissioning of a new thickener in the Steel plant resulted in the 2005 water savings target not being achieved.

A water consumption target of 2 419m³/ton has been set for 2006.

Integrated Water and Waste Management Plans (IWWMPs)

The IWWMP for the Steelworks was formally approved by DWAF during 2005 and most of the actions planned for 2005 were completed – including the installation and commissioning of a thickener in the Iron plant and the Steel plant.

The draft IWWMP for Vanchem has been submitted to DWAF for approval. The tender for the Transalloys draft IWWMP has been awarded, and the draft will be submitted to DWAF in 2006. Other continuous improvement initiatives which are ongoing, include:

- Steelworks: the separation of storm water from process water, including control dams (R40 million); rehabilitation of the phenol dam (R5.5 million); and an Environmental Impact Assessment (EIA) was conducted for the installation of a second ladle furnace (R85 million) for which a Record of Decision was granted.
- Rand Carbide: building a water reservoir to hold water for one day, should town supply fail (R1.5 million).
- Vanchem: a new storm water dam, trench and pollution control systems (R80 million); refurbishment of the barren treatment plant (R45 million) and a seepage catchment system. A new slimes dam and thickener, for which the licence is awaited (R30 million spent) was commissioned.

Energy management

The Corporation's ten-year energy management programme, to achieve a reduction of 11.74 per cent in energy consumption, is based on the baseline of 2003 consumption of 16.043GJ/ton.

In 2005 the consumption decreased and more savings are expected for 2006, by further improvements to the open-slag bath process at the Iron plant and process optimisation projects at Transalloys and Rand Carbide.

Investigation continues into the conversion to electric power of heat in the kiln towers.

Social responsibility	2005 Rm	2004 Rm
Projects	**4.8**	1.9

Communities

Highveld increased its assistance to communities in close proximity to its operations or linked to its educational requirements, from R1.9 million in 2004 to R4.8 million in 2005.

Locally, applications for assistance, whether financial or in kind, are assessed according to set criteria, which include mutual respect, active participation, long-term commitment, mutual benefit and sustainability.

The key coordinators in the social responsibility programme are the Company Secretary and the Group Human Resources Manager, in association with the Community Liaison Committee and the Donations Committee.

Community Liaison Committee

The Community Liaison Committee meets twice a year, at the Steelworks, inviting local stakeholders and guest speakers, according to the theme of the meeting. Stakeholders include community leaders such as local government councillors, environmental groups, non-government organisations, community representatives and the South African National Civic Organisation (SANCO).

At the meetings, environmental projects such as emission control and water and waste management are discussed, as well as matters that concern stakeholders, which include local economic development, BEE procurement, projects pending, projects planned and job opportunities.

Further meetings coincide with open days at the satellite divisions, depending on the main meeting topic, to give community representatives the opportunity to witness the Corporation's operations and assess problems and solutions first-hand. If appropriate, these open days form part of the Interested and Affected Party meetings of the EIA process.

School education

The education of learners in the Corporation's areas of operation is one of the three cornerstones of its social responsibility programme. In 2005, the following schools were assisted:

Pre-primary schools

- Supported the renovation of the premises of Siyathaela Early Learning.

Primary schools

- Assisted Robert Carruthers Primary School to acquire a vacant stand for expanding its sports facilities to commemorate its 100th year.



- Obtained approval and committed finances to build ablution facilities for Clewer Primary School, near Transalloys, after the school had been expanded to accommodate an additional 400 learners.
- Approved the addition of a room to house a computer centre for Jeremiah Mdaka Primary School in the Vosman settlement (the hardware had been donated by the Tshwane University of Technology).
- Donated paint for the hostel and school buildings of the rural Laersdrift Primary School close to Mapochs mine.



- Donated office equipment, fencing material and paint to the Roossenekal Primary School, also close to Mapochs mine.
- Sponsored for the fourth consecutive year, the Rally to Read book distribution project in Mpumalanga's deep rural areas.

Secondary schools

- Secondary schools in Witbank and Roossenekal were awarded R231 000, based on an incentive system which recognises academic achievements based on 95 per cent and above as well as 100 per cent grade 12 pass rates, and a 10 per cent or more increase in the grade 12 pass rate.
- All schools were provided with grade 12 revision material for Mathematics, Science, Biology and English.

Tertiary education

Tertiary education comprised four main areas of focus:

- Sponsoring the Highveld Steel chair at the Wits University Structural Engineering Department.
- Donating steel to the SA Institute of Welding, to be used for welder training.
- Bursaries, totalling R4.1 million, for deserving students who wish to study metallurgy, mechanical and electrical engineering or chemistry at a university or technikon.

The bursary project involves semester review meetings with the students, arranging holiday work for them, providing mentoring and coaching mechanisms and assisting them with problems which might impact negatively on their studies.

A total of 124 students were registered on the university bursary scheme and university of technology sponsorship scheme in 2005, and 95.2 per cent passed their courses.

Health

The Corporation continued its active and wide-ranging health drive in local communities. The single most prominent project decision taken in 2005 was a commitment to contribute R2 million towards the building of a primary healthcare clinic in Kwa Guqa Extension 10. The clinic will also be equipped for maternity cases. This project was also assigned R2 million from Anglo American Chairman's Fund, and an equal contribution from the Mpumalanga Department of Health, which will provide further infrastructure, the staff, equipment and medicine required to run the clinic.

Other sponsorships included:

- The toll-free helpline at People Against Drugs, a new Witbank-based non-government organisation (NGO).
- Food parcels to various NGOs, for distribution to households affected by HIV/Aids.
- Various forms of assistance to a Schoongezicht based HIV/Aids support organisation, which trains home based care givers and provides home based care and after school care for orphans.
- Substantial support to the White Rose Hospice.

In 2006, Highveld aims to extend these projects by sponsoring transport for HIV/Aids-infected people between clinics and communities.

Security

As part of its commitment to support security in the areas in which its employees reside, Highveld participates in the Business Against Crime (BAC) partnership initiative between the private sector and government. The Company Secretary is a director of the BAC Mpumalanga.

Highveld partnered with the Vosman Police Station, which serves one of the crime hotspots in the province. With the assistance of the Unit Manager, Security and the Internal



Auditor, the Corporation complemented SAPS staff training in people, administration and management skills, systems and procedures.

The Corporation again participated in the national SA Police Service Captain Crime Stop campaign, by sponsoring yo-yo's bearing the toll-free Child Line number for distribution to Witbank and Roossenekal primary schools.

Local sports teams of the Department of Correctional Services were sponsored to participate in national and international events and various functions were supported for prison inmates.

Environment

Highveld is a corporate member of the World Wide Fund for Nature. The fund focuses on the prevention of degradation of the natural environment, the conservation of biodiversity and the sustainable use of natural resources. It will focus on projects to involve local communities, especially schools, even more in the initiatives of this international organisation.

Environmental initiatives in 2005 included issuing senior learners at schools in the community with environmental diaries to increase awareness of the importance of water saving, anti-litter awareness, tree-planting and recycling.

The Corporation sponsored a Reduce, Re-use and Recycle Competition, for sixteen primary schools in Witbank and its rural areas, by providing bins, gloves and heavy duty plastic bags for the learners to collect cans, plastic, glass and paper. Further assistance included project briefing workshops and transporting material to collection points.

Within ten weeks, the schools collected, amongst others, 220 000 cans, and one of the schools won the monthly Collect-A-Can competition.

In addition, learners used waste material to manufacture useful and artistic products they could sell.

All participating schools were donated trees, and prizes were awarded for most collected, best clean-up, most useful product and best artwork. Plans are afoot to make this an annual competition, and to expand it to other schools, complete with relevant workshops and food gardening projects.

The Corporation again supported the well known Yellow Arum Lily Festival in Roossenekal, with the objective of stimulating entrepreneurship and promoting tourism in Mpumalanga.

Recreation

The Corporation co-sponsored the annual 50km Afrox Steel to Steel Marathon, provided the medals and trophies for the Witbank Mayor's Soccer Cup and assisted various community athletes to attend provincial and national events.

COMMITTED TO MAINTAINING HIGHEST ETHICAL STANDARDS

Understanding that effective people and leadership development is closely linked to business performance

Human capital	2005	2004
Number of employees at year-end	**3 808**	3 804
Training spend (Rm)	**37.97**	34.57
Training average man-days	**15.87**	10.47
Average training spend per employee (R000)	**8.9**	8.4
Bursary costs (R000)	**4 087**	2 780

The Highveld Human Resources (HR) vision is to position the Corporation as employer of first choice, with people who are competent and in control of their own destiny, and where a high level of performance is the minimum standard. The HR function aims to positively influence organisational performance through operational effectiveness by employing quality people, rewarding them for excellence, nurturing talent and establishing a harmonious and co-operative working climate.

Employment equity

Highveld's commitment to transformation is demonstrated by the increase in the scope of responsibility of the Employment Equity Committee (which has been renamed the Transformation Committee to better reflect its objectives) and by the appointment of the Corporation's first black non-executive chairman.

	Target %	HDSA %	Blacks %
Management			
2004	54	45	39
2005	**57**	**45**	**39**
Skilled			
2004	65	58	48
2005	**68**	**62**	**57**
Semi-skilled			
2004	73	92	93
2005	**70**	**94**	**92**
Women			
2005	**10**	**6**	

The main reasons for not achieving target in the management and skills levels are a lack of available candidates and strong competition nationally to attract available candidates. Several steps have been taken to address these obstacles, in order to bolster promotions from within the Corporation:

- An increased drive to train people at all levels of the organisation and so advance their promotion.
- A retention policy whereby key staff members are offered retention premiums if they agree to stay with the Corporation for a fixed period of time.
- A revision to the promotion policy, whereby people can be promoted even if there are no immediate vacancies.
- Personal Development Programmes (PDPs), including post-graduate programmes, in order to fast-track the development of a designated group of employees.

Skills development

Diversity training

In January 2005, a management consultant conducted a diversity management and business improvement course at Highveld. This initiative will be followed up with an investigation into and proposals regarding business and staffing processes.

PDPs are developed by Organisational Development. Any employee can apply to have a PDP drafted, based on ability, aptitude and skills tests performed at the Highveld Training Centre. Approximately 500 employees are currently registered on the PDP. Each candidate is assessed at least every 18 months, through a 360-degrees evaluation, which involves input from a supervisor, two colleagues and two subordinates. The PDP is adjusted, depending on identified strengths and development needs.

Talent pools

Employees with a sound performance record, and who have enrolled on the PDP programme, are considered for the Anglo American Talent Pool. This project fast-tracks high performers throughout the Anglo group. Consistent good performers, who show potential to assume more senior or more complex tasks, are enrolled in the Highveld Talent Pool programme, where they are given the opportunity to further their studies, and receive assistance with their career development process. Their development is carefully individualised, and is based on equipping them for the next, logical role in their area of work.

Typical PDP fast-tracking elements are tertiary studies, short courses, job rotation and specific career or personal interventions. Bursars are also enrolled on this programme.

At the end of 2005, 44 people were enrolled in the Highveld Talent Pool programme, of which 27 are white male, seven white female, nine black male and one black female. The Talent Pool forms an integral part of succession planning at Highveld, within a ten-year window.

Apprenticeships

Apprenticeship training is conducted at the Highveld Training Centre, where approximately 300 apprentices are enrolled for the various trades, such as fitting, boiler-making, electrical, instrumentation, earthmoving and rigging.

The training is funded partially from discretionary grants claimed by Highveld from the MERSETA training and education authority. In 2005, grants amounted to approximately R4 million. This includes mandatory grants, claimed for experiential training for university and technikon students on-site, and training in areas such as engineering and soft skills, which include information technology and safety, health, environment and quality.

Training is conducted by thirteen full-time engineering instructors, in seven workshops. Apprentices are trained for six months, after which they are assigned to a division for practical experience.



Non-artisans who wish to learn a skill they require in their job, can apply to be assessed by the Department of Labour to write the relevant trade test. Training Centre staff assists successful applicants to prepare for trade tests.

Mentoring

To improve training outcomes, mentors are selected from our approximately 700 mechanicians to mentor apprentices while they undergo practical experience in the divisions. The mentors assist apprentices on the job and co-ordinate monthly reports to the Training Centre, including feedback from their divisional managers to whom the apprentices report. This programme also alerts Training Centre staff to possible gaps in the training programme.



Multi-skilling

To improve productivity and job satisfaction, artisans may apply to be trained in an additional skill.

Organisational Development

The Training Centre also houses the Organisational Development (OD) function. OD is responsible for PDPs and sourcing future staff from schools, technikons and universities.

Bursars

In 2005, Highveld sponsored 124 bursars, some of them engineers-in-training. Bursars are given the opportunity for on-the-job training during academic holidays, in a training programme which adheres to the guidelines and requirements of the Engineering Council of South Africa. The objective of the training is to develop professional, competent engineering graduates.

The bursary scheme includes a foundation-year sponsorship at a university, notably for promising candidates from previously disadvantaged communities, to ensure that they enter the tertiary institution on a par with other students.

Students who are enrolled at universities of technology are employed at Highveld for their experiential exposure. When they join full-time after their three-year studies, they are enrolled on the PDP programme.

Approximately 80 per cent of current students are from the previously disadvantaged group.

Housing

During the year, Highveld sold eleven properties, seven of which to employees. Two houses, three sectional title units and six vacant stands were sold. The Corporation promotes home ownership for its employees and all employees are receiving housing allowances.

Invention and suggestion scheme

The Corporation has an established invention and suggestion scheme that encourages employee involvement in formulating proposals for operational performance improvements. Employees are rewarded for successfully implemented suggestions.

COMMITTED TO DRIVING IMPROVEMENT IN ALL BUSINESS AREAS

Targets	Unit	2006
Economic performance		
Procurement savings	Rm	**120**
Black economic empowerment		
Capital goods procured from BEE vendors	%	**25.04**
Consumables procured from BEE vendors	%	**14.84**
Services procured from BEE vendors	%	**25.35**
Production		
Crude carbon steel production	'000 ton	**966**
Total rolled steel production	'000 ton	**745**
Vanadium slag production	'000 ton	**75**
Manganese alloys production	'000 ton	**137**
Ferrosilicon production	'000 ton	**51**
Vanadium: Oxides	'000 ton	**10.6**
Vanadium: Ferrovanadium	'000 ton	**8.4**
Safety		
Fatalities	no	**0**
LTIFR aim to decrease to		**0.18**
Health		
% of employees reporting for voluntary HIV/Aids counselling and testing	%	**85**

Targets	Unit	2006
Environment: On-going projects to preserve and optimise natural resources		
ISO 14001 certification		Maintain in all divisions
OHSAS 18001 certification		All divisions
Emission control indicator		Positive
Environmental capital expenditure	Rm	**116**
CO_2 reduction target	%	**1**
Water consumption per ton of product	m^3/t	**2 419**
Energy consumption per ton of product	GJ/t	**15.30**
Human capital		
Training spend	Rm	**47.4**
Training average man-days	days	**18**
Average training spend per employee	R000	**12.4**
Social responsibility		
Total spend	R000	**2 500**

Contact details of key people

Chief Executive Officer
André de Nysschen
+27 13 690-8721

Executive Director and General Manager: Vanadium and Ferro-alloy Operations, Information Technology
Dr Johan Pienaar
+27 13 690-9221

Executive Director and General Manager: Steelworks
Eben Barnardo
+27 13 690-9384

Executive Director and General Manager: Finance
Luigi Matteucci
+27 13 693-8627

General Manager: Vanchem
Alex Oehmen
+27 13 690-8002

Manager: Group SHEQ
Jurgen Theiss
+27 13 690-9222

General Manager: Transalloys
Simon van Niekerk
+27 13 693-8113

General Manager: Rand Carbide
André Nel
+27 013 690-8245

Group Human Resource Manager
Sam Mafoane
+27 13 690-9529

Procurement Manager
Abri Visser
+27 13 690-9289

Mine Manager: Mapochs Mine
Charl Botes
+27 13 273-5001

Company Secretary
Amanda Diener
+27 13 690-8631

email: sustainability@hiveld.co.za

www.highveldsteel.co.za